Agilent Technologies, Inc.

Notice of 2004 Annual Meeting and Proxy Statement

2003 Annual Report to Stockholders

2003 Annual Report Consolidated Financial Statements

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transforming
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Agilent Technologies

Notice of 2004 Annual Meeting and Proxy Statement

2003 Annual Report to Stockholders

2003 Annual Report Consolidated Financial Statements

Agilent Technologies, Inc.
395 Page Mill Road
Palo Alto, California 94306

Agilent Technologies

Edward W. Barnholt
Chairman of the Board, President and
Chief Executive Officer

To our Stockholders:

I am pleased to invite you to attend the annual meeting of stockholders of Agilent Technologies, Inc. ("Agilent") to be held on Tuesday, March 2, 2004, at 10 a.m. at the South San Francisco Conference Center located at 255 South Airport Boulevard, South San Francisco, California (U.S.A.). Details regarding admission to the annual meeting and the business to be conducted are more fully described in the accompanying Notice of Annual Meeting and Proxy Statement.

As we did last year, this year, as a cost-saving measure, we are combining our Proxy Statement, Annual Report and Annual Report Financial Statements into a single document. Also enclosed in this package is a proxy card for you to record your vote and a return envelope for your proxy card.

If you are unable to attend the annual meeting in person, you may participate through the web or by telephone. To participate in the live webcast, log on at www.investor.agilent.com and select "Company Presentations" in the "Recent News and Events" box. To listen by telephone, please call 1-800-289-0468. The webcast will begin at 10 a.m. and will remain on the company website for 1 year. You cannot record your vote on this website or at this phone number.

Your vote is important. Whether or not you plan to attend the annual meeting, I hope that you will vote as soon as possible. You may vote on the Internet, by telephone or by completing and mailing the enclosed proxy card. Voting over the Internet, by phone or by written proxy will ensure your representation at the annual meeting, if you do not attend in person. Please review the instructions on the proxy card regarding each of these voting options.

Thank you for your ongoing support of, and continued interest in, Agilent.

Sincerely,

Edward W. Barnholt

2004 ANNUAL MEETING OF STOCKHOLDERS

NOTICE OF ANNUAL MEETING AND PROXY STATEMENT

TABLE OF CONTENTS

AGILENT TECHNOLOGIES, INC.

395 Page Mill Road
Palo Alto, California 94306
(650) 752-5000

Notice of Annual Meeting of Stockholders

TIME	10:00 a.m. on Tuesday, March 2, 2004
PLACE	South San Francisco Conference Center South San Francisco, California (U.S.A.)
ITEMS OF BUSINESS	(1) To elect directors to a 3-year term. (2) To ratify the Audit and Finance Committee's appointment of PricewaterhouseCoopers LLP as Agilent's independent auditors. (3) To consider such other business as may properly come before the annual meeting.
RECORD DATE	You are entitled to vote at the annual meeting and at any adjournments thereof if you were a stockholder at the close of business on Monday, January 5, 2004.
ANNUAL MEETING ADMISSION	No admission tickets are required this year. The annual meeting will begin promptly at 10 a.m. In order to avoid any disruption for those in attendance, late comers will not be seated.
VOTING BY PROXY	Please submit a proxy as soon as possible so that your shares can be voted at the annual meeting in accordance with your instructions. For specific instructions on voting, please refer to the instructions on the proxy card.

By Order of the Board

D. Craig Nordlund

D. CRAIG NORDLUND
Senior Vice President, General Counsel and Secretary

This proxy statement and accompanying proxy card are being distributed on or about January 14, 2004.

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE ANNUAL MEETING

Q: ***Why am I receiving these materials?***

A: Agilent's Board of Directors (the "Board") is providing these proxy materials for you in connection with Agilent's annual meeting of stockholders, which will take place on March 2, 2004. Stockholders are invited to attend the annual meeting and are requested to vote on the proposals described in this proxy statement.

Q: ***What information is contained in these materials?***

A: The information included in this proxy statement relates to the proposals to be voted on at the annual meeting, the voting process, the compensation of directors and our most highly paid officers, and certain other required information. Agilent's 2003 Annual Report and audited financials statements, proxy card and return envelope are also enclosed.

Q: ***What proposals will be voted on at the annual meeting?***

A: There are two proposals scheduled to be voted on at the annual meeting:

- the election of directors for a 3-year term; and
- the ratification of the Audit and Finance Committee's appointment of PricewaterhouseCoopers LLP as Agilent's independent auditors.

Q: ***What is Agilent's voting recommendation?***

A: Agilent's Board recommends that you vote your shares "FOR" each of the nominees to the Board and "FOR" the ratification of the Audit and Finance Committee's appointment of PricewaterhouseCoopers LLP as Agilent's independent auditors.

Q: ***What shares owned by me can be voted?***

A: All shares owned by you as of the close of business on January 5, 2004 (the "Record Date") may be voted by you. You may cast one vote per share of common stock that you held on the Record Date. These shares include shares that are: (1) held directly in your name as the stockholder of record, including shares purchased through Agilent Technologies, Inc. 1999 Stock Plan ("Stock Plan") and (2) held for you as the beneficial owner through a stockbroker, bank or other nominee or shares purchased through Agilent Technologies, Inc. 401(k) Plan ("401(k) Plan").

Q: ***What is the difference between holding shares as a stockholder of record and as a beneficial owner?***

A: Most stockholders of Agilent hold their shares through a stockbroker, bank or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Stockholder of Record

If your shares are registered directly in your name with Agilent's transfer agent, Computershare Investor Services, you are considered, with respect to those shares, the stockholder of record, and these proxy materials are being sent directly to you by Agilent. As the stockholder of record, you have the right to grant your voting proxy directly to Agilent or to vote in person at the annual meeting. Agilent has enclosed a proxy card for you to use. You may also vote by Internet or by telephone as described below under "How can I vote my shares without attending the annual meeting?"

Beneficial Owner

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in street name, and these proxy materials are being forwarded to you by your broker or nominee who is considered, with respect to those shares, the stockholder of record. As the beneficial owner, you have the right to direct your broker on how to vote and are also invited to attend the annual meeting. However, since you are not the stockholder of record, you may not vote these shares in person at the annual meeting. Your broker or nominee has enclosed a voting instruction card for you to use in directing the broker or nominee regarding how to vote your shares. You may also vote by Internet or by telephone as described below under "How can I vote my shares without attending the annual meeting?"

Q: ***How can I vote my shares in person at the annual meeting?***

A: Shares held directly in your name as the stockholder of record may be voted in person at the annual meeting. If you choose to do so, please bring the enclosed proxy card or proof of identification. Even if you plan to attend the annual meeting, Agilent recommends that you vote your shares in advance as described below so that your vote will be counted if you later decide not to attend the annual meeting.

Shares held in street name may be voted in person by you only if you obtain a signed proxy from the record holder giving you the right to vote the shares.

Q: ***How can I vote my shares without attending the annual meeting?***

A: Whether you hold shares directly as the stockholder of record or beneficially in street name, you may direct your vote without ***attending*** the annual meeting by Internet, telephone or completing and mailing your proxy card or voting instruction card in the enclosed pre-paid envelope. Please refer to the enclosed materials for details.

Q: ***Can I change my vote?***

A: You may change your proxy instructions at any time prior to the vote at the annual meeting. You may accomplish this by entering a new vote by Internet or telephone or by granting a new proxy card or new voting instruction card bearing a later date (which automatically revokes the earlier proxy instructions) or by attending the annual meeting and voting in person. Attendance at the annual meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

Q: ***How are votes counted?***

A: In the election of directors, you may vote "FOR" all of the nominees or your vote may be "WITHHELD" with respect to one or more of the nominees. For the ratification of PricewaterhouseCoopers LLP you may vote "FOR", "AGAINST" or "ABSTAIN". If you "ABSTAIN", it has the same effect as a vote "AGAINST". If you sign your proxy card or broker voting instruction card with no further instructions, your shares will be voted in accordance with the recommendations of the Board. Any undirected shares that you hold in the 401(k) Plan will be voted in proportion to the way the other 401(k) Plan stockholders vote their 401(k) Plan shares.

Q: ***What is the voting requirement to approve each of the proposals?***

A: In the election for directors, the three persons receiving the highest number of **"FOR" votes will be elected.** The auditors proposal requires the affirmative "FOR" vote of a majority of those shares present and entitled to vote. If you are a beneficial owner and do not provide the stockholder of record with voting instructions, your shares may constitute broker non-votes, as described in "What is the quorum requirement for the annual meeting?" in the section entitled "Additional Questions and Information Regarding the Annual Meeting and Stockholder Proposals" herein. In tabulating the voting result for any particular proposal, shares, which constitute broker non-votes, are not considered entitled to vote.

Q: ***What does it mean if I receive more than one proxy or voting instruction card?***

A: It means your shares are registered differently or are in more than one account.

Please provide voting instructions for all proxy and voting instruction cards you receive.

Q: How can I obtain an admission ticket for the annual meeting?

A: We are not requiring admission tickets this year.

Q: Where can I find the voting results of the annual meeting?

A: Agilent will announce preliminary voting results at the annual meeting and publish final results in Agilent's quarterly report on Form 10-Q for the second quarter of fiscal 2004.

BOARD STRUCTURE AND COMPENSATION

The Board is divided into three classes serving staggered three-year terms. The Board has 9 directors and the following 4 committees: (1) Audit and Finance, (2) Compensation, (3) Nominating/Corporate Governance and (4) Executive. The membership during the 2003 fiscal year and the function of each committee are described below. During the 2003 fiscal year, the Board held 6 meetings. The Audit and Finance, Nominating/Corporate Governance, Compensation and Executive Committees held 10, 3, 6 and 1 meetings, respectively, during the 2003 fiscal year. Each director attended at least 75% of the aggregate number of Board and applicable committee meetings.

Name of Director	Audit and Finance	Compensation	Nominating	Executive
Non-Employee Directors:				
Gerald Grinstein(1)		X	X	X
James G. Cullen(2)		X*	X	
Robert J. Herbold(3)	X		X	
Walter B. Hewlett(4)	X		X	
Robert L. Joss(5)	X		X	
Koh Boon Hwee(6)		X	X	
Heidi Kunz(7)	X*		X	
David M. Lawrence, M.D.(8)		X	X*	X*
A. Barry Rand(9)		X	X	
Employee Directors:				
Edward W. Barnholt(10)				X

X = Committee member; * = Chairperson

(1) Mr. Grinstein served as Chairman of the Board from August 1999 to November 2002 and retired as a member of the Board in March 2003.
(2) Mr. Cullen has served as a director since April 2000.
(3) Mr. Herbold has served as a director since June 2000.
(4) Mr. Hewlett has served as a director since July 1999.
(5) Mr. Joss has served as a director since July 2003.
(6) Mr. Koh has served as a director since May 2003.
(7) Ms. Kunz has served as a director since February 2000.
(8) Dr. Lawrence has served as a director since July 1999 and as the Lead Independent Director since March 2003.
(9) Mr. Rand has served as a director since November 2000.
(10) Mr. Barnholt has served as a director since May 1999 and Chairman of the Board since November 21, 2002.

Audit and Finance Committee

The Audit and Finance Committee is responsible for the oversight of the quality and integrity of Agilent's financial statements, its compliance with legal and regulatory requirements, the qualifications and independence of its independent auditors, the performance of its internal audit function and independent auditors and other significant financial matters. In discharging its duties, the Audit and Finance Committee is expected to:

- have the sole authority to appoint, retain, compensate, oversee, evaluate and replace the independent auditors;
- review and approve the scope of the annual internal and external audit;
- review and pre-approve the engagement of Agilent's independent auditors to per-

form audit and non-audit services and the related fees;

- meet independently with Agilent's internal auditing staff, independent auditors and senior management;
- review the integrity of Agilent's financial reporting process;
- review Agilent's financial statements and disclosures and U.S. Securities & Exchange Commission ("SEC") filings;
- review funding and investment policies, implementation of funding policies and investment performance of Agilent's benefit plans;
- monitor compliance with Agilent's standards of business conduct; and
- review disclosures from Agilent's independent auditors regarding Independence Standards Board Standard No. 1.

Compensation Committee

The Compensation Committee reviews the performance of Agilent's elected officers and other key employees and determines, approves and reports to the Board on the elements of their compensation, including total cash compensation and long-term equity based incentives. In addition, the Compensation Committee:

- approves and monitors Agilent's benefit plan offerings;
- supervises and oversees the administration of Agilent's incentive compensation, variable pay and stock programs;
- recommends to the Board the annual retainer fee as well as other compensation for non-employee directors; and
- has sole authority to retain and terminate executive compensation consultants.

Nominating/Corporate Governance Committee

The Nominating/Corporate Governance Committee proposes a slate of directors for election by Agilent's stockholders at each annual meeting and appoints candidates to fill any vacancies on the Board. It is also responsible for approving management succession plans, determining the appropriate Board size and committee structure and developing and reviewing corporate governance principles applicable to Agilent. During fiscal year 2003, the Committee met three times. Each of the members of the Committee meets the definition of "independence" set forth in the NYSE's corporate governance listing standards. The Charter for the Committee can be accessed electronically in the "Corporate Governance Policies" section which is near the bottom of the webpage at www.investor.agilent.com or by writing to us at Agilent Technologies, Inc., 395 Page Mill Road, Palo Alto, California 94306, Attention: Investor Relations.

The Nominating/Corporate Governance Committee will consider nominees recommended by security holders provided that the recommendations are made in accordance with the procedures described in this proxy statement under "Additional Questions and Information Regarding the Annual Meeting and Stockholder Proposals." Stockholder's nominees that comply with these procedures will receive the same consideration that the Committee's nominees receive.

Agilent hires Egon Zehnder International, a search firm, to help identify and facilitate the screening and interview process of director nominees. To be considered by the Committee, a director nominee must have experience as a Board member or senior officer of a Fortune 200 or equivalent company or have achieved national prominence in a relevant field as a faculty member or senior government officer. In addition to these minimum requirements, the Committee will also evaluate whether the nominee's skills are complementary to the existing Board members' skills, and the Board's needs for operational, management, financial, international, technological or other expertise. The search firm screens the candidates, does reference checks, prepares a biography for each candidate for the Committee to review and helps set up interviews. The Committee and Agilent's Chief Executive Officer interview candidates that meet the criteria, and the

Committee selects nominees that best suit the Board's needs.

Executive Committee

The Executive Committee meets or takes written action when the Board is not otherwise meeting. The Committee has full authority to act on behalf of the Board, except that it cannot amend Agilent's Bylaws, recommend any action that requires the approval of the stockholders, fill vacancies on the Board or any Board committee, fix director compensation, amend or repeal any non-amendable or non-repealable resolution of the Board, declare a distribution to the stockholders except at rates determined by the Board, appoint other committees, or take any action not permitted under Delaware law to be delegated to a committee.

Statement on Corporate Governance

Agilent has had formal corporate governance standards in place since the company's inception in 1999. We have reviewed internally and with the Board the provisions of the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley Act"), the rules of the SEC and the NYSE's new corporate governance listing standards regarding corporate governance policies and processes and are in compliance with the rules and listing standards. We have amended the charters of our Compensation Committee, Audit and Finance Committee and Nominating/Corporate Governance Committee to implement the new rules and standards. You can access our committee charters, and the standards of business conduct in the "Corporate Governance Policies" section, which is near the bottom of the web page at www.investor.agilent.com or by writing to us at Agilent Technologies, Inc., 395 Page Mill Road, Palo Alto, California 94306, Attention: Investor Relations. In accordance with NYSE corporate governance listing standards, Dr. David Lawrence has been designated as the Lead Independent Director. Agilent's non-management directors meet at regularly scheduled executive sessions without management at which Dr. David Lawrence presides. Stockholders and other interested parties may communicate with the Board and Agilent's Lead Independent Director by filling out the form at http://investor.agilent.com/emailleaddirector.cfm or by writing to Dr. David Lawrence, c/o Agilent Corporate Secretary, 395 Page Mill Road, MS A3-11, 94306. Inquiries sent by email will go simultaneously to Agilent's General Counsel and the Lead Independent Director. Inquiries sent by mail will be reviewed by Agilent's General Counsel and if they are relevant to, and consistent with, Agilent's operations, policies and philosophies, they will be forwarded to Agilent's Lead Independent Director. Agilent encourages, but does not require, its board members to attend the annual stockholders meeting. Last year, three of our directors attended the annual stockholders meeting. Agilent adopted the following standards for director independence in compliance with the NYSE corporate governance listing standards:

1. No director qualifies as "independent" unless the Board affirmatively determines that the director has no material relationship with Agilent or any of its subsidiaries (either directly or as a partner, shareholder or officer of an organization that has a relationship with Agilent or any of its subsidiaries);

2. A director who is an employee, or whose immediate family member is an executive officer of Agilent or any of its subsidiaries is not independent until three years after the end of such employment relationship;

3. A director who receives, or whose immediate family member receives, more than $100,000 per year in direct compensation from Agilent or any of its subsidiaries, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), is not independent until three years after he or she ceases to receive more than $100,000 per year in such compensation;

4. A director who is affiliated with or employed by, or whose immediate family member is affiliated with or employed in a professional capacity by, a present or former internal or external auditor of Agilent or any of its subsidiaries is not "independent" until three years after the end of the affiliation or the employment or auditing relationship;

5. A director who is employed, or whose immediate family member is employed, as an

executive officer of another company where any of Agilent's or any of its subsidiaries present executives serve on that company's compensation committee is not "independent" until three years after the end of such service or the employment relationship; and

6. A director who is an executive officer or an employee, or whose immediate family member is an executive officer, of a company that makes payments to, or receives payments from, Agilent or any of its subsidiaries for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million, or 2% of such other company's consolidated gross revenues, is not "independent" until three years after falling below such threshold.

The Board determined that each member of the Board, except for Edward W. Barnholt, meets the aforementioned independence standards. Edward W. Barnholt does not meet the aforementioned independence standards, because he is the current President, Chief Executive Officer and an employee of Agilent.

DIRECTOR COMPENSATION ARRANGEMENTS AND STOCK OWNERSHIP GUIDELINES

Director Compensation Arrangements

The following table provides information on Agilent's compensation and reimbursement practices during the fiscal year ended October 31, 2003 for non-employee directors. Directors who are employed by Agilent do not receive any compensation for their Board activities.

COMPENSATION TABLE FOR THE 2003 FISCAL YEAR	
Annual Director Retainer[(1)]	$100,000
Minimum Percentage of Annual Retainer to be Paid in Agilent Stock Options[(2)]	75%
One Time Initial Grant to be Paid in Agilent's Stock Options[(3)]	$250,000
Additional Retainer for Committee Chairs	$ 5,000

(1) All directors served the entire 2003 fiscal year, except for Mr. Koh and Mr. Joss, who joined the Board on May 21, 2003 and July 16, 2003, respectively, and Mr. Grinstein who retired on March 4, 2003. Mr. Koh's and Mr. Joss' annual retainers were prorated based on the respective effective dates of their joining the Board. Mr. Grinstein did not receive an annual retainer for the 2003 fiscal year.

(2) Stock options were valued using the Present Value of Expected Gain (PVEG) methodology. Annual retainer grants are granted on the later of March 1 or the first business day following Agilent's annual stockholders' meeting.

(3) Mr. Koh and Mr. Joss received this one-time grant in fiscal year 2003. Stock options were valued using the PVEG methodology.

Mr. Barnholt served as Chairman of the Board since November 21, 2002. As an Agilent employee, he receives no additional compensation for his Board membership.

Stock Ownership Guidelines

Agilent's stock ownership guidelines require each director to own a minimum of 2,000 shares of Agilent stock.

PROPOSALS TO BE VOTED ON

PROPOSAL NO. 1

ELECTION OF DIRECTORS

Agilent's Board is divided into three classes serving staggered three-year terms. Directors for each class are elected at the annual meeting of stockholders held in the year in which the term for their class expires.

The terms for three directors will expire at this 2004 annual meeting. Votes cannot be cast and proxies cannot be voted other than for the three nominees named below. Directors elected at the 2004 annual meeting will hold office for a three-year term expiring at the annual meeting in 2007 (or until their respective successors are elected and qualified, or until their earlier death, resignation or removal). All of the nominees are currently directors of Agilent. There are no family relationships among Agilent's executive officers and directors.

Nominees for Three-Year Terms That Will Expire in 2007

James G. Cullen
Age 61

Mr. Cullen has served as a director since April 2000. Mr. Cullen was President and Chief Operating Officer of Bell Atlantic from 1997 to June 2000 and a member of the office of chairman from 1993 to June 2001. Prior to this appointment, Mr. Cullen was a President and Chief Executive Officer of the Telecom Group of Bell Atlantic from 1995 to 1997. Prior to the creation of Bell Atlantic on January 1, 1984, Mr. Cullen held management positions with New Jersey Bell from 1966 to 1981 and AT&T from 1981 to 1983. Mr. Cullen is a member of the board of directors of Johnson & Johnson, Prudential Insurance Company and Quantum Bridge Communications.

Robert L. Joss
Age 62

Mr. Joss has served as a director of Agilent since July 2003. Mr. Joss has served as the Dean of the Graduate School of Business of Stanford University since 1999. Prior to assuming this position, Mr. Joss was the Chief Executive Officer and Managing Director of Westpac Banking Corporation, Australia's second largest bank, from 1993 to 1999. Before this position, from 1971 to 1993, Mr. Joss held a succession of positions as Senior Vice President, Executive Vice President and Vice Chairman of Wells Fargo Bank. He is a director of E.piphany, Inc., BEA Systems, Inc., Shanghai Commercial Bank, Ltd. and Wells Fargo & Co.

Walter B. Hewlett
Age 59

Mr. Hewlett has served as a director since July 1999. Mr. Hewlett is an independent software developer involved with computer applications in the humanities. He participated in the formation of Vermont Telephone Company of Springfield, Vermont in 1994 and currently serves as its Chairman. Mr. Hewlett founded the Center for Computer Assisted Research in the Humanities in 1984, for which he serves as a director. He has been a trustee of The William and Flora Hewlett Foundation since its founding in 1966 and currently serves as its Chairman. In 2003, Mr. Hewlett was elected to the Board of Trustees of Stanford University. Mr. Hewlett has served as a director of the Public Policy Institute of California since 1998.

Agilent's Board recommends a vote FOR the election to the Board of each of the foregoing nominees.

Agilent's directors listed below whose terms are not expiring this year will continue in office for the remainder of their terms or earlier in accordance with Agilent's Bylaws. Information regarding the business experience of each of such directors is provided below.

Directors Whose Terms Will Expire in 2005

Heidi Kunz
Age 49

Ms. Kunz has been a director of Agilent since February 2000. Ms. Kunz has served as Executive Vice President and Chief Financial Officer of Blue Shield of California since September 2003. Ms. Kunz served as an Executive Vice President and the Chief Financial Officer of Gap, Inc. from 1999 to January 2003. Prior to assuming that position, Ms. Kunz served as the Chief Financial Officer of ITT Industries, Inc. from 1995 to 1999. From 1979 to 1995, Ms. Kunz held senior financial management positions at General Motors Corporation, including Vice President and Treasurer.

David M. Lawrence, M.D.
Age 63

Dr. Lawrence has been a director of Agilent since July 1999. Dr. Lawrence has been Chairman Emeritus of Kaiser Foundation Health Plan, Inc. and Kaiser Foundation Hospitals since May 2002. He served as Chairman of the Board from 1992 to May 2002 and Chief Executive Officer from 1991 to May 2002 of Kaiser Foundation Health Plan, Inc. and Kaiser Foundation Hospitals. He held a number of management positions with these organizations prior to assuming these positions, including Vice Chairman of the Board and Chief Operating Officer. Dr. Lawrence is a director of Pacific Gas and Electric Company and Raffles Medical Group, Inc.

A. Barry Rand
Age 59

Mr. Rand has been a director of Agilent since November 2000. Mr. Rand has served as Chairman and Chief Executive Officer of Equitant since February 2003. Mr. Rand was the Chairman and Chief Executive Officer of Avis Group Holdings, Inc. from November 1999 to March 2001, and continues to hold the title of Chairman Emeritus. Prior to joining Avis Group, Mr. Rand was Executive Vice President, Worldwide Operations, for Xerox Corporation from 1992 to 1999. Mr Rand is a member of the board of directors of Abbott Laboratories, AT&T Wireless and Aspect Communications, where he serves as non-executive Chairman. Mr. Rand holds a MBA from Stanford University where he also was a Stanford Sloan Executive fellow.

Directors Whose Terms Will Expire in 2006

Edward W. Barnholt
Age 60

Mr. Barnholt has served as Agilent's President and Chief Executive Officer and as a director since May 1999 and also as Chairman of the Board since November 2002. Before being named Agilent's Chief Executive Officer, Mr. Barnholt served as Executive Vice President and General Manager of Hewlett-Packard Company's Measurement Organization from 1998 to 1999, which included the business organizations that have become Agilent. From 1990 to 1998, he served as General Manager of Hewlett-Packard Company's Test and Measurement Organization. He was elected a Senior Vice President of Hewlett-Packard Company in 1993 and an Executive Vice President in 1996. He is a director of KLA-Tencor Corporation.

Robert J. Herbold
Age 61

Mr. Herbold has been a director of Agilent since June 2000. He was an Executive Vice President and Chief Operating Officer of Microsoft Corporation from 1994 to April 2001 and served as an Executive Vice President (part-time) of Microsoft Corporation until June 2003. Prior to joining Microsoft, Mr. Herbold was employed by The Procter & Gamble Company for twenty-six years, and served as a Senior Vice President at The Procter & Gamble Company from 1990 to 1994. Mr. Herbold is a director of Weyerhaeuser Corp., First Mutual Bank, and Cintas Corp. He is the Managing Director of the consulting firm The Herbold Group, LLC.

Koh Boon Hwee
Age 53

Mr. Koh has served as a director of Agilent since May 2003. Mr. Koh has been an Executive Director of MediaRing Ltd. since April 1998 and Tech Group Asia Ltd. since April 2003. Prior to his current positions, Mr. Koh was the Chairman of Singapore Telecom from April 1992 to August 2001. Mr. Koh spent fourteen years with Hewlett-Packard Company in its Asia Pacific region. He has been the Chairman of Singapore Airlines since July 2001 and serves on the boards of BroadVision, Inc., SIA Engineering Co. Ltd. and Intelsat, Ltd.

PROPOSAL NO. 2

RATIFICATION OF INDEPENDENT AUDITORS

The Audit and Finance Committee of the Board has appointed PricewaterhouseCoopers LLP as Agilent's independent auditors to audit its consolidated financial statements for the 2004 fiscal year. During the 2003 fiscal year, PricewaterhouseCoopers LLP served as Agilent's independent auditors and also provided certain tax and other non-audit services. Although Agilent is not required to seek stockholder approval of this appointment, the Board believes it to be sound corporate governance to do so. If the appointment is not ratified, the Audit and Finance Committee will investigate the reasons for stockholder rejection and will reconsider the appointment.

Representatives of PricewaterhouseCoopers LLP are expected to attend the annual meeting where they will be available to respond to questions and, if they desire, to make a statement.

Agilent's Board recommends a vote FOR the ratification of the Audit and Finance Committee's appointment of PricewaterhouseCoopers LLP as Agilent's independent auditors.

COMMON STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information, as of December 16, 2003, concerning:

- beneficial ownership of Agilent's common stock by the Capital Group International, Inc., The David and Lucile Packard Foundation, FMR Corp., Edward C. Johnson 3d, Abigail P. Johnson, as a group, the only beneficial owners known to Agilent to hold more than 5% of Agilent's common stock;
- beneficial ownership of Agilent's common stock by each director and each of the executive officers named in the Summary Compensation Table herein; and
- beneficial ownership of Agilent's common stock by all directors and executive officers as a group.

The number of shares beneficially owned by each entity, person, director or executive officer is determined under the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has the sole or shared voting power or investment power and also any shares which the individual has the right to acquire as of February 14, 2004, 60 days after December 16, 2003, through the exercise of any stock option or other right. Unless otherwise indicated, each person has sole investment and voting power, or shares such powers with his or her spouse, with respect to the shares set forth in the following table.

BENEFICIAL OWNERSHIP TABLE

	Shares of Agilent Beneficially Owned		
Name of Beneficial Owner	**Number**	**Nature**	**Percentage (1)**
Byron J. Anderson	14,196	Direct	
	379,510	Vested Options (2)	
	236	Indirect (3)	
	393,942		*
Edward W. Barnholt	54,114	Direct	
	2,209,072	Vested Options	
	432	Indirect (4)	
	2,263,618		*
Capital Group International, Inc. (5) 11100 Santa Monica Blvd, 15th Floor Los Angeles, CA 90025-3384	30,405,250		6.3%
James G. Cullen	2,000	Direct	
	18,507	Vested Options	
	3,000	Indirect (6)	
	23,507		*
Adrian T. Dillon	80,623	Direct (7)	
	162,500	Vested Options	
	243,123		*
The David and Lucile Packard Foundation (8) 300 Second Street, Suite 200 Los Altos, CA 94022	38,727,525		8.1%

Name of Beneficial Owner	Shares of Agilent Beneficially Owned Number	Nature	Percentage (1)
FMR Corp., Edward C. Johnson 3d, Abigail P. Johnson, as a group (9) 82 Devonshire Street Boston, MA 02109	35,756,918		7.4%
Robert J. Herbold	5,000	Direct	
	18,503	Vested Options	
	23,503		*
Hewlett Family Accounts (10)			
Walter B. Hewlett	1,027,239	Direct	
	39,198	Vested Options	
	57,121	Indirect (11)	
	1,123,558		*
William R. Hewlett Revocable Trust	5,000,000		1.0%
The William and Flora Hewlett Foundation	5,159,498		1.1%
Packard Humanities Institute	4,910,828		1.0%
Flora Family Foundation	491,128		*
Public Policy Institute of California	194,613		*
Robert L. Joss (12)	2,190	Direct	
	0	Vested Options	
	2,190		*
Koh Boon Hwee (13)	0	Direct	
	0	Vested Options	
	0		*
Heidi Kunz	2,000	Direct	
	19,081	Vested Options	
	21,081		*
David M. Lawrence, M.D.	1,546	Direct	
	53,993	Vested Options	
	3,966	Indirect (14)	
	59,505		*
D. Craig Nordlund	31,280	Direct	
	302,715	Vested Options	
	114	Indirect (15)	
	334,109		*
A. Barry Rand	3,000	Direct	
	23,123	Vested Options	
	26,123		*
William P. Sullivan	4,705	Direct	
	579,656	Vested Options	
	584,361		*
Chris van Ingen	4,783	Direct	
	210,341	Vested Options	
	215,124		*

Name of Beneficial Owner	Shares of Agilent Beneficially Owned Number	Nature	Percentage (1)
All current directors and executive officers as a group (18 persons) (16)	5,840,758		1.2%

* Represents holdings of less than one percent.

(1) Percentage ownership is calculated based upon 480,041,028 shares of Agilent common stock outstanding on December 16, 2003.

(2) "Vested Options" are options that may be exercised as of February 14, 2004.

(3) Consists of shares held by Mr. Anderson's son for which Mr. Anderson has no pecuniary interest and disclaims beneficial ownership. Mr. Anderson resigned from his executive officer position with Agilent on February 1, 2003.

(4) Consists of shares held by Mr. Barnholt's son, for which Mr. Barnholt has no pecuniary interest and disclaims beneficial ownership.

(5) The address and number of shares of Agilent common stock beneficially owned by the Capital Group International, Inc. is based on the Schedule 13G filed by the Capital Group International, Inc. with the U.S. Securities and Exchange Commission on February 11, 2003.

(6) Consists of shares held by Mr. Cullen's Family Limited Partnership.

(7) Includes 16,667 shares of restricted stock that are subject to forfeiture upon termination of Mr. Dillon's employment for any reason other than retirement due to age, permanent and total disability or as part of a voluntary separation agreement. The 16,667 shares will be fully vested on December 3, 2004 so long as Mr. Dillon remains continuously employed as Executive Vice President and Chief Financial Officer through December 3, 2004.

(8) The address and number of shares of Agilent common stock beneficially owned by The David and Lucile Packard Foundation is based on the Schedule 13G/A filed by the foundation with the U.S. Securities and Exchange Commission on January 18, 2002.

(9) The address and number of shares of Agilent common stock beneficially owned by FMR Corp., Edward C. Johnson 3d, and Abigail P. Johnson is based on the Schedule 13G/A filed by this group with the U.S. Securities and Exchange Commission on February 13, 2003.

(10) Mr. Hewlett shares voting and investment power over the shares held by the William R. Hewlett Revocable Trust, the Packard Humanities Institute and the Public Policy Institute of California (the "PPIC"). Mr. Hewlett is a board member of the PPIC. However, Mr. Hewlett has excused himself from any PPIC decisions dealing with Agilent stock. Mr. Hewlett does not have voting or investment power over the shares held by the William and Flora Hewlett Foundation, as voting and investment power is exercised by an independent stock committee. Mr. Hewlett is not a member of the independent stock committee. Mr. Hewlett is the Chair of the Investment Committee of the Flora Family Foundation, but he has excused himself from any Flora Family Foundation decisions dealing with Agilent stock. Mr. Hewlett disclaims any beneficial interest in the foregoing shares, because he has no pecuniary interest in the shares.

(11) Consists of 17,433 shares held by Mr. Hewlett as custodian for his daughter, 19,688 shares held by Mr. Hewlett's spouse, and 20,000 shares held in the James S. Hewlett Trust for which Mr. Hewlett is a trustee.

(12) Mr. Joss joined Agilent's board effective July 16, 2003.

(13) Mr. Koh joined Agilent's board effective May 21, 2003.

(14) Consists of shares held for the benefit of Dr. Lawrence's children in the Lawrence 2000 Irrevocable Trust of which Dr. Lawrence and his spouse are the trustees.

(15) Consists of 114 shares of Agilent common stock held by Mr. Nordlund as custodian for his three children.

(16) Does not include shares owned by directors and executive officers who served as directors and executive officers during all or part of the 2003 fiscal year but were not serving in that capacity as of December 16, 2003.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires Agilent's directors, executive officers and holders of more than 10% of Agilent common stock to file reports with the SEC regarding their ownership and changes in ownership of Agilent stock. Agilent believes that during the 2003 fiscal year, its officers, directors and 10% stockholders complied with all Section 16(a) filing requirements. In making these statements, Agilent has relied upon examination of the copies of Forms 3, 4 and 5 provided to Agilent and the written representations of its directors and officers.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth certain compensation information for (i) the chief executive officer, (ii) the four other executive officers of Agilent who, based on their salary and bonus compensation, were the most highly compensated for the fiscal year ended October 31, 2003 and (iii) one individual who was an executive officer during the fiscal year ended October 31, 2003 and would have been one of the most highly compensated executive officers for the fiscal year ended October 31, 2003 but for the fact that he was not an executive officer as of October 31, 2003 (the "Named Executive Officers"). All information set forth in this table reflects compensation earned by these individuals for services with Agilent for the fiscal year ended October 31, 2003, as well as their compensation for each of the fiscal years ending October 31, 2002 and October 31, 2001.

		Annual Compensation			Long-Term Compensation		
Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Other Annual Compensation ($)	Restricted Stock Award(s) ($)(4)	Securities Underlying Options (#)	All Other Compensation ($)(5)
Edward W. Barnholt	2003	$1,000,000	$333,450	$ 0	$ 0	600,000	$8,000
Chairman of the Board, President	2002	925,000	0	0	0	750,000	8,000
and Chief Executive Officer	2001	941,666	0	0	0	500,000	6,800
Adrian T. Dillon	2003	650,000	116,706	639,069(3)	0	250,000	8,000
Executive Vice President,	2002	552,493	650,000	265,713	1,365,000	200,000	5,075
Chief Financial Officer	2001	N/A	N/A	N/A	N/A	N/A	N/A
William P. Sullivan	2003	600,000	107,730	0	0	250,000	8,000
Executive Vice President,	2002	532,500	0	0	0	300,000	3,553
Chief Operating Officer	2001	473,125	0	0	0	200,000	6,800
Chris van Ingen	2003	374,792	121,468	0	0	125,000	8,000
Senior Vice President,	2002	323,750	42,876	0	0	125,000	8,000
Life Science and Chemical Analysis	2001	329,580	0	0	0	125,000	6,800
D. Craig Nordlund	2003	425,004	54,507	0	0	100,000	8,000
Senior Vice President,	2002	393,129	0	0	0	100,000	8,000
General Counsel and Secretary	2001	391,971	0	0	0	150,000	6,800
Byron J. Anderson (6)	2003	525,000	16,160	0	0	125,000	8,000
Senior Vice President,	2002	485,625	0	0	0	175,000	8,000
Electronic Products and Solutions	2001	488,125	0	0	0	75,000	6,800

(1) The salaries for the 2001 fiscal year and the 2002 fiscal year reflect a temporary 10% reduction from April 1, 2001 to July 31, 2002.

(2) For fiscal year 2003, this column reflects the payments under the Agilent Performance-Based Compensation Plan described under "Report of the Compensation Committee of the Board on Executive Compensation". For fiscal year 2002, this column reflects a one-time signing bonus of $650,000 paid to Mr. Dillon.

(3) This amount reflects $500,000 of forgiven loan amount, $36,569 of relocation and other expenses, and $102,500 of interest, calculated at the applicable market rate of 5.125% per annum that would have been payable on a $2,000,000 loan from Agilent to Mr. Dillon had the loan not been interest free. See "Certain Relationships and Related Transactions".

(4) For fiscal year 2002, the amount disclosed in this column reflects the dollar value of 50,000 shares of restricted stock granted to Mr. Dillon on December 3, 2001. This restricted stock grant was subject to a three year vesting schedule. Thirty-three and one third percent (33 ⅓%) of 50,000 shares vested as of December 3, 2002 and Mr. Dillon held 33,333 shares of restricted stock with a dollar value of $827,658 as of October 31, 2003. Mr. Dillon will have the right to receive any cash dividends paid to or made with respect to Agilent's common stock.

(5) Amounts disclosed in this column include payment of Agilent's contributions under the Agilent Technologies, Inc. 401(k) Plan. In fiscal year 2003, Agilent made a 401(k) matching contribution of $8,000 on behalf of each of Messrs. Barnholt, Dillon, Sullivan, Nordlund, van Ingen, and Anderson.

(6) Mr. Anderson resigned from his executive officer position on February 1, 2003.

Option Grants in Last Fiscal Year

The following table shows all grants of options to acquire shares of Agilent common stock granted to the Named Executive Officers listed in the Summary Compensation Table for the fiscal year ended October 31, 2003.

Name	Number of Securities Underlying Options Granted (#)(1)	% of Total Options Granted to Agilent Employees in Fiscal Year	Exercise or Base Price ($/Share)(2)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term ($) 5%(3)	10%(3)
Edward W. Barnholt	600,000	4.76%	$15.89	Nov. 2012	$5,995,881	$15,194,741
Adrian T. Dillon	250,000	1.98%	$15.89	Nov. 2012	2,498,284	6,331,142
William P. Sullivan	250,000	1.98%	$15.89	Nov. 2012	2,498,284	6,331,142
Chris van Ingen	125,000	0.99%	$15.89	Nov. 2012	1,249,142	3,165,571
D. Craig Nordlund	100,000	0.79%	$15.89	Nov. 2012	999,314	2,532,457
Byron J. Anderson	125,000	0.99%	$15.89	Nov. 2012	1,249,142	3,165,571

(1) The options granted are exercisable 25% after the first year, 50% after the second year, 75% after the third year, and 100% after the fourth year.

(2) The options were granted at an exercise price equal to the fair market value of Agilent common stock on the grant date, calculated as the average of the high and low market price on that date.

(3) Potential realizable value assumes that the common stock appreciates at the rate shown (compounded annually) from the grant date until the option expiration date. It is calculated based on the SEC requirements and does not represent the estimated growth of the future stock price by Agilent nor the present value of the stock options.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table shows aggregate exercises of options to purchase Agilent's common stock in the fiscal year ended October 31, 2003 by the Named Executive Officers.

Name	Year	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at Fiscal Year-End (#) Exercisable	Unexercisable	Value of Unexercised In-The-Money Options at Fiscal Year-End ($)(1) Exercisable	Unexercisable
Edward W. Barnholt (2)	2003	86,755	$588,199	1,559,072	1,600,000	$892,709	$5,364,000
Adrian T. Dillon	2003	0	0	50,000	400,000	0	2,235,000
William P. Sullivan	2003	0	0	354,656	612,500	0	2,235,000
Chris van Ingen	2003	0	0	125,341	263,750	18,703	1,117,500
D. Craig Nordlund	2003	0	0	197,715	273,750	0	894,000
Byron J. Anderson	2003	0	0	260,760	318,750	0	1,117,500

(1) The value of unexercised Agilent options is based on the difference between the exercise price and the average of the high and low market prices of Agilent common stock on October 31, 2003 of $24.83.

(2) The option that Mr. Barnholt exercised was due to expire on November 17, 2003.

Pension Plans

The following table shows the estimated annual benefits payable on retirement to Agilent's eligible employees in the United States under the Agilent Technologies, Inc. Deferred Profit Sharing Plan (the "Deferred Profit Sharing Plan"), Agilent's Retirement Plan (the "Retirement Plan") and Agilent's Excess Benefit Retirement Plan (the "Excess Benefit Plan"). To calculate the number of years of an eligible employee's service, the pension plans will bridge each eligible employee's service with Hewlett-Packard Company to that eligible employee's service with Agilent.

ESTIMATED ANNUAL RETIREMENT BENEFITS

Highest Five-Year Average Compensation	15 Years of Service	20 Years of Service	25 Years of Service	30 Years of Service
$ 400,000	$ 86,054	$114,738	$143,423	$172,107
500,000	108,554	144,738	180,923	217,107
600,000	131,054	174,738	218,423	262,107
700,000	153,554	204,738	255,923	307,107
800,000	176,054	234,738	293,423	352,107
900,000	198,554	264,738	330,923	397,107
1,000,000	221,054	294,738	368,423	442,107
1,100,000	243,554	324,738	405,923	487,107
1,200,000	266,054	354,738	443,423	532,107

For fiscal year 2003, benefits exceeding $160,000 will be paid pursuant to the Excess Benefit Plan. No more than $200,000 (as adjusted from time to time by the U.S. Internal Revenue Service ("IRS")) of eligible compensation may be taken into account in calculating benefits payable under the Retirement Plan or the Deferred Plan. Benefits attributable to annual earnings over $200,000 are payable under the Excess Benefit Plan. Benefits payable under the Excess Benefit Plan are available in a lump sum or up to 15 annual installments.

The compensation used to determine the benefits summarized in the table above equals base pay, without deducting for the 10% temporary salary reduction from April 2001 to July 2002. The covered compensation for each of the Named Executive Officers is the highest five-year average of such base pay for such Named Executive Officer.

Named Executive Officers have been credited with the following years of service as of October 31, 2003: Mr. Barnholt, 30 years; Mr. Sullivan, 27 years; Mr. van Ingen, 26 years; Mr. Nordlund, 27 years; Mr. Anderson, 30 years; and Mr. Dillon, 2 years. Retirement benefits shown are expressed as a single life annuity at age 65 and reflect the maximum offset currently in effect under Section 401(l) of the Internal Revenue Code of 1986, as amended (the "Code"), to compute the offset for such benefits under the pension plan. For purposes of calculating the benefit, an employee cannot be credited with more than 30 years of service. Benefits under the Retirement Plan are payable in the form of a single life annuity, a qualified joint and survivor annuity or a lump sum.

Certain Relationships and Related Transactions

On February 5, 2002, Agilent made a relocation loan to Mr. Adrian T. Dillon, Executive Vice President and Chief Financial Officer, as part of the employment package required to induce Mr. Dillon to join Agilent and move from Cleveland, Ohio to the San Francisco Bay Area. In place of a standard relocation bonus, Agilent provided a loan of $2.5 million to be used for the purchase of a home. Provided that Mr. Dillon remains at Agilent, the loan will be forgiven over a five-year period at *20%* per year. The loan is secured by a deed of trust on the house. The unforgiven portion of the note plus 10% per annum interest will be due in full (i) upon insolvency of Mr. Dillon, (ii) upon any transfer of the property without the prior written consent of Agilent, (iii) within three months of termination of employment for any reason and (iv) within one year following the death of Mr. Dillon. If the amount due is not paid within five (5) days of the due date, at the option of Agilent, the unforgiven portion shall begin to accrue interest equal to 15% per annum. In accordance with the Sarbanes-Oxley Act, Agilent will not materially modify or renew this loan and, in the future, will not provide any new loans to its executive officers as required under the Sarbanes-Oxley Act.

During the 2003 fiscal year, Agilent had a contract with each of Fidelity Employer Services Company LLC ("FESCO"), Fidelity Management Trust Company ("FMTC") and Fidelity Investments Institutional Operations Company, Inc. ("FIIOC"), to provide payroll, health and welfare benefits administration, 401(k) Plan administration, and Deferred Compensation Plan administration, respectively. Fees for these services totalled approximately $8.7 million in fiscal year 2003. Effective November 1, 2003, Agilent engaged FESCO to manage Agilent's U.S. Retirement Plan administration, and Agilent expects the fees for these services to be approximately $500,000 in fiscal year 2004. Effective on November 1, 2003, Agilent engaged FMTC to provide investment management services with respect to the assets of the Agilent Retirement Plan and Deferred Profit Sharing Plan trust. The fees for this service will be based on the assets under management; at the current asset level, the fees are expected to be approximately $1 million in fiscal year 2004. FESCO, FMTC and FIIOC are subsidiaries of FMR Corp. and, as of December 16, 2003, FMR Corp., Edward C. Johnson 3d, and Abigail P. Johnson, as a group, beneficially owned more than five percent of Agilent's common stock.

Change of Control Arrangements

Each of Messrs. Barnholt, Dillon, Sullivan, Anderson, Nordlund and van Ingen, as well as four other executive officers who are not Named Executive Officers, has signed a Change of Control Severance Agreement. Under these agreements, in the event that within 24 months of a change of control of Agilent, Agilent or its successor terminates the employment of such an executive without cause or an event constituting good reason occurs and the executive resigns within 3 months of such an event, the executive will be entitled to: (i) two times, and with respect to Mr. Barnholt, three times the sum of such executive's base salary and target bonus, (ii) payment of COBRA continuation premiums for up to 12 months, (iii) full vesting of all outstanding options and restricted stock awards and (iv) a prorated portion of any bonus for the performance period in which the termination occurs. To the extent that the payment of these benefits trigger the excise tax under Section 4999 of the Code or any comparable federal, state, local or foreign excise tax, Agilent will pay Mr. Barnholt an additional amount to cover all additional tax liability arising from the application of such excise tax.

In exchange for such consideration, each executive has agreed (i) to execute a release of all of the executive's rights and claims relating to his employment, (ii) not to solicit any of Agilent's or its successor's employees for 2 years and (iii) not to compete for 1 year with up to 15 competitors of Agilent or its successor, as determined by Agilent or its successor.

REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD ON EXECUTIVE COMPENSATION

Agilent's executive compensation program is administered by the Compensation Committee of the Board (the "Compensation Committee"). The Compensation Committee, which is composed of non-employee directors, is responsible for approving and reporting to the Board on all elements of compensation for the elected corporate officers. The Compensation Committee has furnished the following report on executive compensation for fiscal year 2003.

Compensation Philosophy

The goal of the executive compensation program is to provide a total compensation package composed of pay, stock and benefits. The total package reflects Agilent's performance and is designed to inspire and reward superior performance by executives, business organizations and Agilent.

Executive Compensation Practices

Each year the Compensation Committee surveys the executive compensation practices of selected S&P 500 High Technology companies. The Compensation Committee's practice is to target direct compensation levels for Agilent's executives at the 50th percentile of total direct compensation of surveyed companies. Total direct compensation includes base pay, short-term bonus at target and long-term incentives. Overall, individual performance is measured against the following factors; these factors may vary as required by business conditions:

- long-term strategic goals;
- short-term business goals;
- revenue and profit goals;
- customer satisfaction;
- new business creation;
- total stockholder return;
- the development of employees; and
- the fostering of teamwork and other Agilent values.

In setting the goals and measuring an executive's performance against those goals, Agilent considers the performance of its competitors and general economic and market conditions. None of the factors included in Agilent's strategic and business goals are assigned a specific weight. Instead, the Compensation Committee recognizes that the relative importance of these factors may change in order to adapt Agilent's operations to specific business challenges and to reflect changing economic and marketplace conditions.

Components of Executive Compensation

The compensation program for executive officers consists of the following four components:

- base pay;
- short-term bonus;
- long-term incentives; and
- benefits.

Base Pay

Base pay is baseline cash compensation and is determined by the competitive market and individual performance. Base pay for each executive officer is established each year based on a salary range that corresponds to the executive officer's job responsibilities and the executive officer's overall individual job performance.

Short-Term Bonus

The Agilent Technologies, Inc. Performance-Based Compensation Plan for Covered Employees ("Performance-Based Compensation Plan") provides for cash compensation to be paid semi-annually when performance targets are achieved. During fiscal year 2003, the executive officers participated in the Performance-Based Compensation Plan. Actual bonuses paid to executive officers are based on achievement of profit, revenue, and return on invested capital goals established for each performance period.

Long-Term Incentives

The long-term incentive program is designed to encourage creation of long-term value for our stockholders and equity ownership by our executives. During fiscal year 2003, Agilent made stock option grants to Agilent's executive officers under the Stock Plan. Each grant allows the officer to acquire shares of Agilent's common stock, subject to the completion of a four-year vesting period, and continued employment with Agilent. These shares may be acquired at a fixed price per share (the market price on the grant date) over a ten-year period. An executive's grant amount, if any, is based on competitive market conditions, the position of the executive and individual and business unit performance.

Benefits

The global benefits philosophy provides employees protection from catastrophic events and offers health and welfare benefits typical in the given country in which Agilent operates. Where applicable, employees are responsible for managing benefit choices, balancing their own level of risk and return. During fiscal year 2003, Agilent offered medical and other benefits to its executives that are generally available to other Agilent employees.

Policy Regarding Compensation in Excess of $1 Million a Year

Section 162(m) of the Code generally disallows a tax deduction for compensation in excess of $1 million paid to Agilent's Named Executive Officers. Certain compensation is specifically exempt from the deduction limit to the extent that it does not exceed $1 million during any fiscal year or is "performance based" as defined in Section 162(m) of the Code. The Compensation Committee considers the net cost to Agilent. Accordingly, the Stock Plan and the Performance-Based Compensation Plan (the annual variable pay plan) have been designed to qualify under Section 162(m) of the Code.

Stock Ownership Guidelines

Agilent's stock ownership guidelines are designed to increase an executive's equity stake in Agilent and more closely align his or her interests with those of our other stockholders. The guidelines provide that the President and Chief Executive Officer should attain an investment level in Agilent's stock equal to five times his annual salary, including direct ownership of at least 20,000 shares of Agilent stock. All other executive officers should attain an investment level equal to three times their annual salary, including direct ownership of at least 15,000 shares for the Chief Financial Officer and Chief Operating Officer and at least 10,000 shares for all other executive officers. In each case, such investment levels must be attained within five years of the election to their executive officer positions or the end of fiscal year 2007, if later.

Compensation for the Chief Executive Officer

Edward W. Barnholt has served as President and Chief Executive Officer since May 4, 1999, and as Chairman of the Board since November 21, 2002. The Compensation Committee used the executive compensation practices described above to determine Mr. Barnholt's fiscal year 2003 compensation. In setting both the cash-based and equity-based elements of Mr. Barnholt's compensation, the Compensation Committee made an overall assessment of Mr. Barnholt's leadership in establishing Agilent's long-term and short-term strategic, operational and business goals. Mr. Barnholt's total compensation reflects a consideration of both competitive forces and Agilent's performance.

The Compensation Committee surveyed the total direct compensation for chief executive officers of selected high technology companies. Based on this information, the Compensation Committee determined a median around which the Compensation Committee built a competitive range for cash-based and equity-based elements of the compensation package. As a result of this review, the Compensation Committee determined a mix of base salary and bonus opportunity, along with an equity position to align Mr. Barnholt's compensation with the performance of Agilent. The resulting total compensation package was competitive for CEOs running companies comparable in size and complexity to Agilent.

Additionally, as part of the review process, the Compensation Committee assessed Agilent's financial and business results compared to other companies within the high-technology industry; Agilent's financial performance relative to its financial performance in prior periods; Agilent's market competitiveness as measured by customer feedback, new business creation and product generation; and the health of the Agilent organization as measured by employee surveys and the ability to attract and retain key talent.

For fiscal year 2003, the specific recommendation for Mr. Barnholt positioned his target total cash compensation at $2,300,000: base salary remained at $1,000,000, with a $1,300,000 bonus opportunity under the Performance-Based Compensation Plan. The bonus opportunity could have increased to $2,600,000 if maximum performance objectives were achieved. Consistent with the Performance-Based Compensation Plan, the performance objectives were based on Agilent's profit, revenue and return on invested capital goals.

In determining the stock option grant for Mr. Barnholt, the Compensation Committee evaluated his total direct compensation compared to CEO's of comparable companies and determined that an award of a non-qualified stock option to purchase 600,000 shares of Agilent common stock was appropriate.

Submitted by:

Compensation Committee

James G. Cullen, Chairperson
Koh Boon Hwee
David M. Lawrence, M.D.
A. Barry Rand

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The members of the Compensation Committee are set forth in the preceding section. There are no members of the Compensation Committee who were officers or employees of Agilent or any of its subsidiaries during the fiscal year, formerly officers of Agilent, or had any relationship otherwise requiring disclosure hereunder.

AUDIT AND FINANCE COMMITTEE REPORT

During fiscal year 2003, the Audit and Finance Committee of the Board reviewed the quality and integrity of Agilent's financial statements, its compliance with legal and regulatory requirements, the qualifications and independence of its independent auditors, the performance of its internal audit function and independent auditors and other significant financial matters. Each of the Audit and Finance Committee members satisfies the definition of independent director as established in the NYSE corporate governance listing standards. During the year, in accordance with section 407 of the Sarbanes-Oxley Act of 2002, Agilent identified Heidi Kunz as the Audit and Finance Committee's "Financial Expert". Agilent operates with a November 1 to October 31 fiscal year. The Audit and Finance Committee met ten times, including telephone meetings, during the 2003 fiscal year.

The Board adopted a written charter for the Audit and Finance Committee on May 17, 2000, which was subsequently amended on November 20, 2002. The Committee operated under that charter during the 2003 fiscal year. The Audit and Finance Committee has reviewed the relevant requirements of the Sarbanes-Oxley Act, the revised rules of the SEC and the new corporate governance listing standards of the NYSE regarding audit committee policies. The Board adopted an amendment to the Committee's charter on November 18, 2003 to implement these new rules and standards. A copy of this amended charter is attached to this proxy statement.

The Audit and Finance Committee intends to further amend its charter, if necessary, as the rules and standards evolve to reflect any additional requirements or changes. You can access the latest charter in the "Corporate Governance Policies" section which is near the bottom of the webpage at www.investor.agilent.com or by writing to us at Agilent Technologies, Inc., 395 Page Mill Road, Palo Alto, California 94306, Attention: Investor Relations.

The Audit and Finance Committee has reviewed Agilent's audited consolidated financial statements and discussed such statements with management. The Audit and Finance Committee has discussed with PricewaterhouseCoopers LLP, Agilent's independent auditors during the 2003 fiscal year, the matters required to be discussed by Statement of Auditing Standards No. 61 (Communication with Audit Committees), as amended.

The Audit and Finance Committee has received and reviewed the written disclosures and the letter from PricewaterhouseCoopers LLP required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and has discussed with PricewaterhouseCoopers LLP its independence from Agilent. Based on the review and discussions noted above, the Audit and Finance Committee recommended to the Board that Agilent's audited consolidated financial statements be included in Agilent's Annual Report on Form 10-K for the fiscal year ended October 31, 2003, and be filed with the SEC.

Submitted by:

Audit and Finance Committee

Heidi Kunz, Chairperson
Robert J. Herbold
Walter B. Hewlett
Robert L. Joss

Fees Paid to PricewaterhouseCoopers LLP

The following table sets forth the aggregate fees billed by PricewaterhouseCoopers LLP for audit services rendered in connection with the consolidated financial statements and reports for fiscal year 2003 and for other services rendered during fiscal year 2003 on behalf of Agilent and its subsidiaries, as well as all out-of-pocket costs incurred in connection with these services, which have been billed to Agilent:

Fee Category:	Fiscal 2003	% of Total	Fiscal 2002	% of Total
Audit Fees	$4,072,000	69.4	$ 4,384,000	36.1
Audit-Related Fees	390,000	6.6	318,000	2.6
Tax Fees:				
Tax compliance/preparation	1,305,000	22.2	7,291,000	60.0
Other tax services	100,000	1.7	149,000	1.2
Total Tax Fees	1,405,000	23.9	7,440,000	61.2
All Other Fees	4,000	0.1	12,000	0.1
Total Fees	$5,871,000	100.0	$12,154,000	100.0

Audit Fees: Consists of fees billed for professional services rendered for the audit of Agilent's consolidated financial statements and review of the interim condensed consolidated financial statements included in quarterly reports and services that are normally provided by PricewaterhouseCoopers LLP in connection with statutory and regulatory filings or engagements, and attest services, except those not required by statute or regulation.

Audit-Related Fees: Consists of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of Agilent's consolidated financial statements and are not reported under "Audit Fees". These services include employee benefit plan audits, accounting consultations in connection with acquisitions and divestitures, attest services that are not required by statute or regulation, and consultations concerning financial accounting and reporting standards.

Tax Fees: Consists of tax compliance/preparation and other tax services. Tax compliance/preparation consists of fees billed for professional services related to federal, state and international tax compliance, assistance with tax audits and appeals, assistance with customs and duties audits, expatriate tax services, and assistance related to the impact of mergers, acquisitions and divestitures on tax return preparation. Other tax services consist of fees billed for other miscellaneous tax consulting and planning and for individual income tax preparation.

All Other Fees: Consists of fees for all other services other than those reported above. These services include benchmarking surveys and specialized consulting. Agilent's intent is to minimize services in this category.

In making its recommendation to ratify the appointment of PricewaterhouseCoopers LLP as Agilent's independent auditors for the fiscal year ending October 31, 2004, the Audit and Finance Committee has considered whether services other than audit and audit-related provided by PricewaterhouseCoopers LLP are compatible with maintaining the independence of PricewaterhouseCoopers LLP.

Audit and Finance Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors

The Audit and Finance Committee pre-approves all audit and permissible non-audit services provided by the independent auditors. These services may include audit services, audit-related services, tax services and other services. The Audit and Finance Committee has adopted a policy for the pre-approval of services provided by the independent auditors. Under the policy, pre-approval is generally provided for up to one year and any pre-approval is detailed as to the particular service or category of services and is subject to a specific budget. In addition, the Audit and Finance Committee may also pre-approve particular services on a case-by-case basis. For each proposed service, the independent auditor is required to provide detailed back-up documentation at the time of approval. The Audit and Finance Committee may delegate pre-approval authority to one or more of its members. Such a member must report any decisions to the Audit and Finance Committee at the next scheduled meeting.

Incorporation by Reference

The Report of the Compensation Committee of the Board on Executive Compensation and the Audit and Finance Committee Report (including reference to the independence of the Audit and Finance Committee members) above and the Stock Price Performance Graph on the following page, are not deemed filed with the SEC and shall not be deemed incorporated by reference into any prior or future filings made by Agilent under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that Agilent specifically incorporates such information by reference.

STOCK PRICE PERFORMANCE GRAPH

The graph below shows the four-year cumulative total stockholder return assuming the investment of $100 (and the reinvestment of any dividends thereafter) on November 18, 1999, the first trading day of Agilent's common stock, in each of Agilent's common stock, the S&P 500 Index, and a peer group, based on the S&P Information Technology Index.[1] Agilent's stock price performance shown in the following graph is not indicative of future stock price performance.

Comparison of 4 Years (11/18/99 to 10/31/03) Cumulative Total Return Among Agilent Technologies, The S&P 500 Index, and The S&P Information Technology Peer Group Composite



DOLLARS
250
200
150
100
50
0
11/18/99
4/30/00
10/31/00
4/30/01
10/31/01
4/30/02
10/31/02
4/30/03
10/31/03
Agilent Technologies
S&P 500
S&P Information Technology Peer Group

(1) The current peer group is composed of companies that are members of the S&P Information Technology Index and are in sectors related to Agilent's businesses. The sectors are: Electronic Equipment Manufacturers (excluding Agilent), Semiconductor Equipment, Semiconductors, and Communications Equipment. These sectors are selected by Agilent with the underlying companies chosen and maintained by S&P. S&P combined the Networking Equipment and Telecommunications Equipment sectors shown in last year's proxy into the Communications Equipment sector shown below. S&P also divided the Electronic Equipment and Instruments sector shown in last year's proxy into the Electronic Equipment Manufacturers sector shown below and the Electronic Manufacturing Services sector which we did not retain, because it represents a line of business Agilent does not participate in.

Electronic Equipment Manufacturers	Semiconductor Equipment	Semiconductors	Communications Equipment
PerkinElmer Inc.	Applied Materials, Inc.	Advanced Micro Devices Inc.	ADC Telecommunications Inc.
Symbol Technologies	KLA-Tencor Corp.	Altera Corp.	Andrew Corp.
Tektronix Inc.	Novellus Systems Inc.	Analog Devices	Avaya Inc.
Thermo Electron Corp.	Teradyne Inc.	Applied Micro Circuits Corp.	Ciena Corp.
Waters Corp.		Broadcom Corp.	Cisco Systems Inc.
		Intel Corp.	Comverse Technology Inc.
		Linear Technology Corp.	Corning Inc.
		LSI Logic Corp	JDS Uniphase Corp.
		Maxim Integrated Products	Lucent Technologies Inc.
		Micron Technology Inc.	Motorola Inc.
		National Semiconductor Corp.	Qlogic Corp.
		Nvidia Corp.	Qualcomm Inc.
		PMC-Sierra Inc.	Scientific-Atlanta Inc.
		Texas Instruments Inc.	Tellabs Inc.
		Xilinx Inc.	

ADDITIONAL QUESTIONS AND INFORMATION REGARDING THE ANNUAL MEETING AND STOCKHOLDER PROPOSALS

Q: ***What happens if additional proposals are presented at the annual meeting?***

A: Other than the two proposals described in this proxy statement, Agilent does not expect any matters to be presented for a vote at the annual meeting. If you grant a proxy, the persons named as proxy holders, Edward W. Barnholt, Agilent's Chairman of the Board, President and Chief Executive Officer, and D. Craig Nordlund, Agilent's Senior Vice President, General Counsel and Secretary, will have the discretion to vote your shares on any additional matters properly presented for a vote at the annual meeting. If for any unforeseen reason any of Agilent's nominees is not available as a candidate for director, the persons named as proxy holders will vote your proxy for such other candidate or candidates as may be nominated by the Board.

Q: ***What class of shares is entitled to be voted?***

A: Each share of Agilent's common stock outstanding as of the close of business on January 5, 2004, the Record Date, is entitled to one vote at the annual meeting. On the Record Date, Agilent had approximately 480,149,944 shares of common stock issued and outstanding.

Q: ***What is the quorum requirement for the annual meeting?***

A: The quorum requirement for holding the annual meeting and transacting business is a majority of the outstanding shares entitled to be voted. The shares may be present in person or represented by proxy at the annual meeting. Both abstentions and broker non-votes are counted as present for the purpose of determining the presence of a quorum. Broker non-votes, however, are not counted as shares present and entitled to be voted with respect to the matter on which the broker has expressly not voted. Thus, broker non-votes will not affect the outcome of any of the matters being voted on at the annual meeting. Generally, broker non-votes occur when shares held by a broker for a beneficial owner are not voted with respect to a particular proposal because (1) the broker has not received voting instructions from the beneficial owner and (2) the broker lacks discretionary voting power to vote such shares.

Q: ***Who will count the vote?***

A: A representative of Computershare Investor Services will tabulate the votes and act as the inspector of election.

Q: ***Is my vote confidential?***

A: Proxy instructions, ballots and voting tabulations that identify individual stockholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within Agilent or to third parties except (1) as necessary to meet ***applicable*** legal requirements, (2) to allow for the tabulation of votes and certification of the vote, or (3) to facilitate a successful proxy solicitation by the Board. Occasionally, stockholders provide written comments on their proxy card, which are then forwarded to Agilent's management.

Q: ***Who will bear the cost of soliciting votes for the annual meeting?***

A: Agilent will pay the entire cost of preparing, assembling, printing, mailing and distributing these proxy materials. In addition to the mailing of these proxy materials, the solicitation of proxies or votes may be made in person, by telephone or by electronic communication by Agilent's directors, officers, and employees, who will not receive any additional compensation for such solicitation activities. Agilent has retained the services of Georgeson Shareholder Communications, Inc. ("Georgeson") to aid in the solicitation of proxies. Agilent estimates that it will pay Georgeson a fee of $ 11,000 for its services plus per call fees for any individual solicitations and reasonable out-of-pocket expenses. In addition, Agilent may reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation material to such beneficial owners.

Q: ***May I propose actions for consideration at next year's annual meeting of stockholders or nominate individuals to serve as directors?***

A: You may submit proposals for consideration at future annual stockholder meetings, including director nominations.

Stockholder Proposals: In order for a stockholder proposal to be considered for inclusion in Agilent's proxy statement for next year's annual meeting, the written proposal must be received by Agilent no later than September 16, 2004 and should contain such information as is required under Agilent's Bylaws. Such proposals will need to comply with the SEC's regulations regarding the inclusion of stockholder proposals in Agilent-sponsored proxy materials. In order for a stockholder proposal to be raised from the floor during next year's annual meeting, written notice must be received by Agilent no later than September 16, 2004 and should contain such information as required under Agilent's Bylaws. If we do not receive notice of your proposal within this time frame, our management will use its discretionary authority to vote the shares it represents as the Board may recommend.

Nomination of Director Candidates: Agilent's Bylaws permit stockholders to nominate directors at a stockholder meeting. In order to make a director nomination at an annual stockholder meeting, it is necessary that you notify Agilent not fewer than 120 days before the first anniversary of the date that the proxy statement for the preceding year's annual meeting was first sent to stockholders. Agilent's 2004 Proxy Statement was first sent to stockholders on January 14, 2004. Thus, in order for any such nomination notice to be timely for next year's annual meeting, it must be received by Agilent not later than September 16, 2004. In addition, the notice must meet all other requirements contained in Agilent's Bylaws and include any other information required pursuant to Regulation 14A under the Exchange Act.

Copy of Bylaw Provisions: You may contact the Agilent Corporate Secretary at Agilent's corporate headquarters for a copy of the relevant Bylaw provisions regarding the requirements for making stockholder proposals and nominating director candidates.

Q: ***How do I obtain a separate set of voting materials if I share an address with other stockholders?***

A: To reduce expenses, in some cases, we are delivering one set of voting materials to certain stockholders who share an address, unless otherwise requested by one or more of the stockholders. A separate proxy card is included in the voting materials for each of these stockholders. If you have only received one set, you may request separate copies of the voting materials at no additional cost to you by calling us at (650) 752-5522 or by writing to us at Agilent Technologies, Inc., 395 Page Mill Road, Palo Alto, California 94306, Attn: Shareholder Records. You may also contact us by calling or writing if you would like to receive separate voting materials for future annual meetings.

Q: ***If I share an address with other stockholders of Agilent, how can we get only one set of voting materials for future meetings?***

A: You may request that we send you and the other stockholders who share an address with you only one set of voting materials by calling us at (650) 752-5522 or by writing to us at: Agilent Technologies, Inc., 395 Page Mill Road, Palo Alto, California 94306, Attn: Shareholder Records.

YOU MAY RECEIVE A COPY OF AGILENT'S ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED OCTOBER 31, 2003 WITHOUT CHARGE BY SENDING A WRITTEN REQUEST TO AGILENT TECHNOLOGIES, INC., 395 PAGE MILL ROAD, PALO ALTO, CALIFORNIA 94306, ATTN: INVESTOR RELATIONS.

By Order of the Board

D. CRAIG NORDLUND
Senior Vice President, General Counsel
and Secretary
Dated: January 9, 2004

APPENDIX A

AUDIT AND FINANCE COMMITTEE CHARTER

I. MEMBERSHIP

A. The Audit and Finance Committee (the "Committee") of the Board of Directors (the "Board") shall consist of at least three directors whose qualifications include financial literacy and independence as determined under the Sarbanes-Oxley Act (the "Act") and applicable rules of the New York Stock Exchange ("NYSE") and the Securities and Exchange Commission ("SEC"). At least one member of the Committee must be an "audit committee financial expert" and have "accounting or related financial management expertise" under the requirements of the Act and the applicable rules of the NYSE and SEC. No member of the Committee may serve on the audit committee of more than three public companies, including the Company, unless the Board of Directors determines that such simultaneous service will not impair the ability of such member to effectively serve on the committee.

B. No member of the Committee shall receive compensation other than director's fees for service as a director of the Company, including reasonable compensation for serving on the Committee and regular benefits that other directors receive.

II. PURPOSE

A. The Committee serves as the representative of the Board for the general oversight of Company affairs relating to:

1. The quality and integrity of the Company's financial statements,
2. The Company's compliance with legal and regulatory requirements,
3. The independent auditor's qualifications and independence, and
4. The performance of the Company's internal audit function and independent auditors.

B. Through its activities, the Committee facilitates open communication among directors, independent auditors, the internal auditor and management by meeting in private session regularly with these parties.

C. The Committee also provides oversight regarding significant financial matters, including borrowings, currency exposures, dividends, share issuance and repurchases, and the financial aspects of the Company's benefit plans.

III. MEETINGS AND PROCEDURES

A. The Committee shall convene at least four times each year.

B It shall endeavor to determine that auditing procedures and controls are adequate to safeguard Company assets and to assess compliance with Company policies and legal requirements.

C. The Committee shall be given full access to the Company's internal auditors, Board Chairman, Company executives and independent auditors. When any audit has been prepared by a registered public accounting firm for the Company, the Committee shall timely receive a report from such firm on (1) all critical accounting policies and practices; (2) all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management officials of the issuer, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the registered public accounting firm; and (3) other material written communications between the registered public accounting firm and company management, such as any management letter or schedule of unadjusted differences.

IV. RESPONSIBILITIES

A. The Committee shall:

1. Have the sole authority to appoint, retain, compensate, oversee, evaluate and, where appropriate, replace the independent auditor.

2. Annually review and approve the proposed scope of each fiscal year's internal and outside audit at the beginning of each new fiscal year.

3. Inform each registered public accounting firm performing audit, review or attest work for the Company that such firm shall report directly to the Committee.

4. Directly oversee the work of any registered public accounting firm employed by the Company, including the resolution of any disagreement between management and the auditor regarding financial reporting, for the purpose of preparing or issuing an audit opinion or related work.

5. Review and approve in advance any audit and non-audit services and fees to be provided by the Company's independent auditor, other than "prohibited non-auditing services" as specified in the Act and the applicable rules of the SEC. The Committee has the sole authority to make these approvals, although such approval may be delegated to any committee member so long as the approval is presented to the full Committee at a later time.

6. At, or shortly after the end of each fiscal year, review with the independent auditor, the internal auditor and Company management, the audited financial statements and related opinion and costs of the audit of that year.

7. Annually obtain and review a report by the independent auditor describing: the audit firm's internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, regarding one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and, to assess the auditor's independence, all relationships between the independent auditor and the Company.

8. Review funding and investment policies, implementation of funding policies and investment performance of the Company's benefit plans.

9. Provide any recommendations, certifications and reports that may be required by the NYSE or the SEC including the report of the Committee that must be included in the Company's annual proxy statement.

10. Review and discuss the annual audited financial statements and quarterly financial statements with management and the independent auditor.

11. Discuss with management the type of presentation and type of information to be included in the Company's earnings press releases and the financial information and earnings guidance provided to analysts and rating agencies.

12. Establish and oversee procedures for (a) the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and (b) the confidential anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

13. Have the authority to engage independent counsel and other advisers as it determines necessary to carry out its duties. The Company shall provide for appropriate funding, as determined by the Committee, in its capacity as a committee of the Board of Directors, for payment of compensation to any advisers employed by the Committee and to the independent auditor employed by the Company for the purpose of rendering or issuing an audit report or

performing other audit, review or attest services and ordinary administrative expenses of the audit committee that are necessary or appropriate in carrying out its duties.

14. Ensure the rotation of the audit partners of the Company's independent auditor as defined in and as required by the Act and the rules of the SEC.

15. Confirm with any independent auditor retained to provide audit services for any fiscal year that the lead (or coordinating) audit partner (having primary responsibility for the audit), or the audit partner responsible for reviewing the audit, has not performed audit services for the Company in each of the five previous fiscal years of the Company and that the firm meets all legal and professional requirements for independence.

16. Discuss with management and the independent auditor the Company's policies with respect to risk assessment and risk management.

17. Meet separately, periodically, with management, with internal auditors and with the independent auditor.

18. In consultation with the independent auditor, management and the internal auditors, review the integrity of the Company's financial reporting process.

19. Review periodically major issues regarding accounting principles and financial statement presentations, including any significant changes in the Company's selection or application of accounting principles, and major issues as to the adequacy of the Company's internal controls and any special audit steps adopted in light of material control deficiencies; analyses prepared by management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements; and the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Company.

20. Review with the independent auditor (a) any audit problems or other difficulties encountered by the auditor in the course of the audit process, including any restrictions on the scope of the independent auditor's activities or on access to requested information, and any significant disagreements with management and (b) management's responses to such matters.

21. Review and discuss with the independent auditor the responsibility, budget and staffing of the Company's internal audit function.

22. Set clear hiring policies for employees or former employees of the independent auditor in accordance with the standards set forth in the Act and the rules of the SEC.

23. Report regularly to the Board of Directors. Such report to the Board of Directors may take the form of an oral report by the Chairman or any other member of the Committee designated by the Committee to make such report.

24. Perform a review and evaluation, at least annually, of the performance of the Committee. In addition, the Committee shall review and reassess, at least annually, the adequacy of this Charter and recommend to the Board of Directors any improvements to this Charter that the Committee considers necessary or valuable. The Committee shall conduct such evaluations and reviews in such manner as it deems appropriate.

Notice of 2004 Annual Meeting and Proxy Statement

2003 Annual Report to Stockholders

2003 Annual Report Consolidated Financial Statements

To Our Shareholders

Fiscal 2003 was a year of significant accomplishment for Agilent, as we continued to strike a balance between the need to return to profitability and our ongoing work to build the company for the long term. In the fourth quarter of 2003 we achieved revenue that exceeded our plans, helped by a modest recovery in some of our markets. By the fourth quarter we had also lowered our quarterly operating costs to $1.45 billion(1) – about $200 million(2) lower than a year ago. As a result we were profitable in Q4, and our return to profitability is the start of Agilent's next phase, in which our near-term goals are to sustain profitability and to grow faster than the markets we are in.

During 2003 we also made substantial progress in creating an exciting future for Agilent. We continued our efforts to transform how the company operates in order to be faster and more efficient. We made appropriate investments in research and development (R&D) in order to maintain our market leadership and to bring compelling new products to market. We refined our strategic focus and strengthened our leadership team. As a result, we began 2004 a more competitive, financially stronger and more efficient company. In this letter I will describe our key accomplishments and will discuss the outlook for 2004.

Making Agilent More Efficient and Competitive

Since 2000 we have been transforming nearly every aspect of how we do business with two key goals: to size Agilent appropriately and to make the company faster and more efficient. The severe downturn of the last two-and-a-half years left us no choice but to reduce our workforce to match the size of our business. By the end of 2003 we had about 29,000 employees worldwide, lower by nearly 15,000 people than we had at our peak. These workforce reductions, which we began in 2001 and which were essentially completed by the end of the year, have helped us remove nearly $2 billion(3) from our annual operating cost structure. In addition, our selective outsourcing and investments to transform our information technology (IT), manufacturing, human resources (HR), facilities, procurement and finance operations were a key factor in reducing our costs and making Agilent more competitive.

When Agilent became an independent company in 1999, we began to tailor our IT systems and applications to our needs. In 2003 we largely completed our IT transformation with deployment of our enterprise resource planning (ERP) system across our semiconductor products business and much of our test and measurement business. We implemented a new customer support system in early 2003, and we outsourced some IT functions to partners who can deliver these services cost-effectively. We made substantial reductions in the number of, and costs associated with, legacy applications and systems. We expect to complete our IT transformation in mid-2004 and to see more benefits as we move through fiscal 2004.

This year we also made excellent progress in transforming other functions. In finance, we increased the number of people at our global hub in India, where we are doing an increasing proportion of our collections, accounts-receivable management and other general accounting functions. In HR, we partnered with outside firms on many administrative tasks, such as payroll and benefits administration, in order to help Agilent managers focus on their people and on their business objectives. In workplace services, we reduced the worldwide manufacturing and office space we occupied by approximately 2.2 million square feet compared with a year ago. These and other operational transformations are crucial to Agilent's cost-effectiveness and to our ability to address customer needs.

Investing for Growth

During 2003 Agilent invested just under $1.1 billion in R&D, or about $200 million less than our investment in 2002. We made very focused reductions in R&D during the year while preserving our core investments. The result was another strong year for new products. In our life sciences business, Agilent microarrays enabled researchers to measure differences in gene activity between normal cells and cancer cells. Our Operations Support Systems (OSS) solutions helped telecom service providers manage their extremely complex networks, introduce new services and lower their costs.

Our camera modules were built into a growing number of cell phones, and other semiconductor components from Agilent are making a range of consumer electronics products more powerful, more versatile and smaller.

R&D investments are not our only strategy for driving growth. During 2003, through the Agilent Ventures unit, we continued to invest in early-stage companies that are developing innovative technologies in the markets we serve.

Our strong product offering and improved operations were key factors in the recognition we won this year from customers. Celestica, Huawei, SBC and GlaxoSmithKline were among the companies who accorded Agilent significant recognition this year. We were No. 33 on Fortune magazine's "100 Best Companies to Work For" list, and we won high ratings as an employer in China, Taiwan and Italy. Despite the hardships our employees have endured, nearly 6,000 of them volunteered for community action programs during the year. This and other contributions helped Agilent win the President's Community Volunteer Award in the United States. I'm extremely proud of our employees' dedication to helping improve the communities where they live and work.

A Sharper Strategic Focus

Since the middle of 2001 we have been working to ensure Agilent's viability and to restore the company to profitability. In 2004 we are focusing on sustaining that profitability as well as on our strategy for achieving consistent, profitable growth. The markets in which we compete – communications, electronics, life sciences and chemical analysis - are large and are undergoing fundamental change. While these markets are likely to grow modestly in the aggregate, we are pursuing carefully selected opportunities within these markets where we believe we can achieve profitable growth that exceeds overall market growth.

Our strategy for growth has the following elements:

- **Maintain or gain market share in core businesses:** We believe the markets we serve will grow 6-8 percent per year over the next three years. We will focus on gaining market share and addressing opportunities in those markets where we have a strong position.
- **Invest in several areas for near-term growth:** These areas include wireless and imaging components; solutions for telecom network management; gene expression and proteomics within the life sciences; and semiconductor test.
- **Nurture "white space" opportunities:** These are the growth opportunities that don't fall within one of our current businesses. Our deep technical expertise in Agilent Labs and our long-standing relationships with industry-leading customers are helping us identify and pursue a number of new business opportunities.
- **Grow services and consumables:** We believe we can increase the percentage of our total revenue from services and consumables from the current 15 percent to more than 20 percent. We will leverage our expertise and customer relationships to expand the ways in which we help customers achieve their goals.
- **Capture opportunities in emerging markets:** We have a growing presence in China, other parts of Asia and eastern Europe, and we are working to strengthen our position in these promising markets.

Agilent is fundamentally a diverse technology company with important synergies across our businesses. These synergies include our R&D capabilities and expertise in fundamental scientific and technology disciplines; our ability to share vital services such as IT, corporate governance and procurement; and our strong corporate culture that focuses on clear objectives, well-defined metrics and rewarding people for results. We expect each of our businesses to optimize these synergies to achieve growth and profits that are ahead of their competitors and that result in attractive return on invested capital.

Senior Management Changes

During 2003 we made several additions to our Board of Directors and the senior management team. Koh Boon Hwee and Robert Joss joined our Board. Boon Hwee is chairman of Singapore Airlines Ltd. He brings a deep understanding of the Asian market and a superb track record in the telecom industry to Agilent. Bob Joss is dean of the Graduate School of Business at Stanford University. He has spent much of his career in banking and finance and has extensive international and senior executive experience.

This year we named Young K. Sohn as senior vice president and general manager of our Semiconductor Products Group. Young was most recently chairman and CEO of Oak Technology, a semiconductor company that provides digital media solutions for consumer electronics markets. He is an energetic executive with extensive knowledge of the semiconductor industry. This year Darlene Solomon was named vice president and director of Agilent Laboratories. Darlene's great track record as a technologist and business manager makes her a superb choice to lead our central research facility.

Business Outlook

We are encouraged by our return to profitability in the fourth quarter of 2003 and by our progress throughout the year in reducing our cost structure. We believe that demand in some of our markets began to strengthen at the end of fiscal 2003 and that our excellent fourth-quarter results reflected this improvement.

We are cautiously optimistic about the macroeconomic outlook for fiscal 2004. The strong surge in US Gross Domestic Product at the end of calendar 2003 is encouraging and suggests improved prospects for capital equipment purchases. The improvement in corporate profits in the United States is another positive indicator. In addition, the prospects for growth in Asia remain very good.

There are reasons for caution as well. Overcapacity remains a substantial issue in the wireline telecommunications market. We expect somewhat slower growth in Europe than in Asia and the United States. The prolonged downturn in the high-tech sector may have the effect of slowing the general rate of technology adoption in some of our markets.

In 2004 we are determined to build on the progress we have made in restoring Agilent to profitability and in building the company for the future. The difficulties of the last two-and-a-half years have tested our company in many ways, but they have not altered our fundamental strengths: a rich and diverse technology portfolio, broad market leadership, and a culture that fosters innovation. That innovation is made possible by the skills and energy of our people, who have done remarkable work under difficult circumstances. In 2004 we will stay focused on the financial discipline, ongoing operational improvement and the customer relationships that are vital to keeping Agilent at the forefront of our industry.

Ned Barnholt
Chairman, President and Chief Executive Officer

---

(1) Agilent's operating breakeven cost structure of $1.45 billion can be reconciled to GAAP breakeven cost structure as follows: Total GAAP costs and expenses of $1.6 billion less restructuring of $.06 billion, less cost of sales decrement of $.08 billion (35% x $225 million), less IT projects of $.02 billion.

(2) This number can be calculated as follows: Total GAAP costs and expenses for the fourth quarter of 2002 of $2.1 billion less $.09 billion of goodwill and intangible amortization and $.3 billion of restructuring, less total GAAP costs and expenses for the fourth quarter of 2003 of $1.6 billion less $.06 billion of restructuring.

(3) This number can be calculated as follows: Total GAAP costs and expenses for the fourth quarter of 2001 of $2.3 billion less $.1 billion of goodwill and intangible amortization and $.2 billion of restructuring, less total GAAP costs and expenses for the fourth quarter of 2003 of $1.6 billion less $.06 billion of restructuring annualized.

Agilent at a Glance

Agilent delivers innovative technologies, solutions and services to a wide range of customers in communications, electronics, life sciences and chemical analysis. The breadth and depth of our expertise enable us to offer solutions across our customers' research, development, manufacturing and operations value chain for creating new technologies, products and services. With insight gained from this unique and comprehensive perspective, we are dedicated to helping our customers make real progress in achieving their business results.

More than half of Agilent's revenue is generated from outside of the United States. With customers in more than 110 countries, our global presence offers a distinct competitive advantage. Agilent's manufacturing, R&D, sales and support capabilities around the world give customers the flexibility they need in today's competitive environment.

Business Group	2003 Net Revenue	Description
Test and Measurement	**$2.5** billion	Our test and measurement business provides standard and customized solutions that are used in the design, development, manufacture, installation, deployment and operation of electronic equipment and systems as well as communications networks and services. ***Markets:*** communications test and general purpose test. ***Product areas:*** communications test products include testing solutions for fiber optics, transport networks, broadband and data networks, wireless communications, microwave networks and products, installation and maintenance solutions and operations support systems, including monitoring and network management systems; general purpose test products include general purpose instruments, modular instruments and test software, digital design products, and high-frequency electronic design tools.
Automated Test	**$0.8** billion	Our automated test business provides test system solutions that are used in the manufacture of semiconductor devices and printed circuit assemblies. ***Markets:*** semiconductor manufacturing and electronic manufacturing. ***Product areas:*** semiconductor test equipment and electronics manufacturing test equipment, including automated optical inspection, automated x-ray inspection, automated in-circuit testing and manufacturing test system software.

Business Group	2003 Net Revenue	Description
Semiconductor Products	**$1.6** billion	Our semiconductor products business is a leading supplier of semiconductor components, modules and assemblies for high-performance electronics and communications systems. ***Markets:*** networking and personal systems. ***Product areas:*** networking products include fiber optics and high-speed digital integrated circuits; personal systems products (for use in mobile phones, printers, PC peripherals and consumer electronics) include radio frequency and microwave communications devices such as FBAR duplexers and E-pHEMT power amplifiers; infrared emitters, detectors and transceiver modules; printing application specific integrated circuits (ASICs); optical image sensors and processors, optical position sensors, light emitting diodes (LEDs) and optocouplers.
Life Sciences and Chemical Analysis	**$1.2** billion	Our life sciences and chemical analysis business provides application-focused solutions including instruments, software, consumables and services that enable customers to identify, quantify and analyze the physical and biological properties of substances and products. ***Markets:*** gene expression, proteomics, pharmaceutical analysis, environmental, petrochemical, homeland security and forensics, and bioagriculture and food safety. ***Product areas:*** microarrays; microfluidics; gas chromatography; liquid chromatography; mass spectrometry; software and informatics; and related consumables, reagents and services.
Agilent Labs		Agilent Laboratories is our central research organization. Agilent Labs engages in: 1) applied research leading to technology that can be transferred to our existing businesses in communications, electronics, life sciences and chemical analysis, and 2) research that creates new businesses that are outside of our current markets but within our fields of interest. Agilent Labs also provides technology integration across the company.
Agilent Sales and Support		Agilent sells and distributes products primarily through a direct sales force as well as through distributors, resellers, telesales and electronic commerce. Our businesses provide a range of services and customer support, including systems integration, technical and product support, consulting and knowledge services.

Officers

Edward W. (Ned) Barnholt
Chairman of the Board of Directors, President and Chief Executive Officer

Adrian T. Dillon
Executive Vice President and Chief Financial Officer

John R. Eaton
Vice President, Finance and Corporate Development and Treasurer

William R. Hahn
Senior Vice President, Corporate Relations

Jean M. Halloran
Senior Vice President, Human Resources

Didier Hirsch
Vice President and Controller

Larry C. Holmberg
Senior Vice President, Sales, Marketing and Customer Support

Marie Oh Huber
Vice President, Assistant General Counsel and Assistant Secretary

D. Craig Nordlund
Senior Vice President, General Counsel and Secretary

Young K. Sohn
Senior Vice President and General Manager, Semiconductor Products Group

Darlene Solomon
Vice President and Director of Agilent Labs

William P. Sullivan
Executive Vice President and Chief Operating Officer

Jack P. Trautman
Senior Vice President and General Manager, Automated Test Group

Chris van Ingen
Senior Vice President and General Manager, Life Sciences and Chemical Analysis Group

Thomas E. White
Senior Vice President and General Manager, Communications Solutions Group

Directors

Edward W. (Ned) Barnholt
Chairman of the Board of Directors, President and Chief Executive Officer

James G. Cullen
Retired President and Chief Operating Officer of Bell Atlantic Corporation (now known as Verizon)

Robert J. Herbold
Retired Executive Vice President of Microsoft Corporation

Koh Boon Hwee
Chairman of Singapore Airlines Ltd.

Walter B. Hewlett
Independent Researcher and Director, Center for Computer Assisted Research in the Humanities and Public Policy Institute of California

Robert L. Joss
Dean of the Graduate School of Business of Stanford University

Heidi Kunz
Executive Vice President and Chief Financial Officer of Blue Shield of California

David M. Lawrence, M.D.
Chairman Emeritus of Kaiser Foundation Health Plan, Inc. and Kaiser Foundation Hospitals

A. Barry Rand
Chairman and Chief Executive Officer of Equitant

Board Committees

Audit & Finance Committee
Heidi Kunz, Chairperson
Robert J. Herbold
Walter B. Hewlett
Robert L. Joss

Compensation Committee
James G. Cullen, Chairperson
Koh Boon Hwee
David M. Lawrence, M.D.
A. Barry Rand

Nominating/Corporate Governance Committee
David M. Lawrence, M.D., Chairperson
James G. Cullen
Robert J. Herbold
Koh Boon Hwee
Walter B. Hewlett
Robert L. Joss
Heidi Kunz
A. Barry Rand

Executive Committee
David M. Lawrence, M.D., Chairperson
Edward W. (Ned) Barnholt

All listed officers, except John R. Eaton, William R. Hahn, Larry C. Holmberg, Marie Oh Huber and Darlene Solomon, are executive officers of Agilent under Section 16 of the Securities Exchange Act of 1934.

Agilent's annual meeting of shareholders will take place on Tuesday, March 2, 2004 at 10:00 a.m. at the South San Francisco Conference Center, 255 South Airport Boulevard, South San Francisco, California.

Investor Information

Please see the full and audited financial statements and footnotes contained in this booklet. To receive paper copies of the annual report, proxy statement, Form 10-K, earnings announcements and other financial information, people in the United States and Canada should call our toll-free number: (877) 942-4200. People calling from outside the United States and Canada should dial: (402) 573-9919. You can also access financial information at Agilent's Investor Relations Web site. The address is http://www.investor.agilent.com.

Corporate Governance, Business Conduct and Ethics

Agilent's corporate governance guidelines, the charters of our Audit and Finance Committee, Compensation Committee and Nominating /Corporate Governance Committee as well as Agilent's Standards of Business Conduct are available on the Investor Relations Web site at http://www.investor.agilent.com. You can also request a hard copy of any of this information by contacting (877) 942-4200 (in the United States or Canada) or (402) 573-9919 (outside the United States and Canada).

Transfer Agent and Registrar

Please contact our transfer agent, at the phone number or address listed below, with any questions about stock certificates, transfer of ownership or other matters pertaining to your stock account.

Computershare Investor Services
P.O. Box A3504
Chicago, IL 60690-3504
United States

If calling from anywhere within the United States and Canada: (877) 309-9856.

If calling from outside the United States: (312) 588-4672.

The e-mail address for general shareholder inquiries for Computershare is: web.queries@computershare.com.

Investor Contact

Agilent Technologies, Inc.
Investor Relations Department
395 Page Mill Road
Palo Alto, CA 94306

You can also contact the Investor Relations Department via e-mail at the Agilent Investor Relations Web site at http://www.investor.agilent.com. Click "Phone or Email" in the "Contact IR" box to send a message.

Agilent Headquarters

Agilent Technologies, Inc.
395 Page Mill Road
Palo Alto, CA 94306
Phone: (650) 752-5000

Common Stock

Agilent is listed on the New York Stock Exchange and our ticker symbol is "A." There were approximately 67,128 registered shareholders as of November 28, 2003. Since we plan to retain future earnings to maximize the growth and development of our company, we do not anticipate paying cash dividends in the foreseeable future. We do not currently offer direct purchase of Agilent shares from the company or a dividend re-investment plan (DRIP).

The following tables summarize the high and low stock prices by period for Agilent's common stock.

Fiscal 2002	**High**	**Low**
First Quarter (ended January 31, 2002)	$33.30	$22.06
Second Quarter (ended April 30, 2002)	$38.00	$24.83
Third Quarter (ended July 31, 2002)	$31.25	$16.00
Fourth Quarter (ended October 31, 2002)	$18.88	$10.50

Fiscal 2003	**High**	**Low**
First Quarter (ended January 31, 2003)	$20.30	$13.19
Second Quarter (ended April 30, 2003)	$16.82	$11.30
Third Quarter (ended July 31, 2003)	$22.64	$15.48
Fourth Quarter (ended October 31, 2003)	$26.48	$20.31

This Annual Report, including the letter titled "To Our Shareholders," contains forward-looking statements (including, without limitation, information regarding profitability, growth and the ability to grow profitably, completion and benefits of our operational transformations, strategic focus, revenue allocation, return on invested capital, Agilent's presence in regional markets, the outlook for the general economy in the U.S. and in other regions and for the markets that Agilent serves, prospects for capital equipment purchases and the rate of technology adoption) that involve risks and uncertainties that could cause results of Agilent to differ materially from management's current expectations. These risks include the ability to execute successfully through business cycles while it continues to implement workforce and other cost reductions; the ability to meet and achieve the benefits of its cost reduction goals and otherwise successfully adapt its cost structures to continuing changes in business conditions; ongoing competitive, pricing and gross margin pressures; the risk that our cost-cutting initiatives will impair our ability to develop products and remain competitive and to operate effectively; the impact of geopolitical uncertainties on our markets and our ability to conduct business; the successful implementation of Agilent's ERP and other information systems and the ability to realize the benefits from these and other IT systems investments; the ability to improve asset performance to adapt to the current economic slowdown and other changes in demand; the ability to successfully introduce new products at the right time, price and mix and other risks detailed in Agilent's filings with the Securities and Exchange Commission, including our Annual Report on Form 10-K for the year ended Oct. 31, 2003 as well as any subsequent filings.

The materials contained in this annual report are as of January 14, 2004, unless otherwise noted. The content of this annual report contains time-sensitive information that is accurate only as of this date. If any portion of this annual report is redistributed at a later date, Agilent will not be reviewing or updating the material in this presentation.

This Annual Report contains the full, audited financials and notes thereto contained in the following section of this booklet with the tab "Annual Report Financials". Within the Annual Report Financials, please refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risks, Uncertainties and Other Factors That May Affect Future Results" for more complete information on each of our businesses and Agilent as a whole.

Notice of 2004 Annual Meeting and Proxy Statement

2003 Annual Report to Stockholders

2003 Annual Report Consolidated Financial Statements

TABLE OF CONTENTS

SELECTED FINANCIAL DATA
(Unaudited)

	Years Ended October 31,				
	2003	2002	2001	2000	1999
	(in millions, except per share data)				
Consolidated Statement of Operations Data (1, 2, 3, 4):					
Net revenue	$ 6,056	$ 6,010	$8,396	$9,361	$6,830
(Loss) income from continuing operations before taxes	$ (690)	$(1,547)	$ (477)	$1,018	$ 463
(Loss) income from continuing operations	$(1,790)	$(1,022)	$ (406)	$ 672	$ 306
Income from discontinued operations, net of taxes	–	–	6	85	206
(Loss) gain from the sale of discontinued operations, net of taxes	–	(10)	646	–	–
(Loss) income before cumulative effect of accounting changes	(1,790)	(1,032)	246	757	512
Cumulative effect of adopting SFAS No. 133, net of taxes	–	–	(25)	–	–
Cumulative effect of adopting SAB 101, net of taxes	–	–	(47)	–	–
Cumulative effect of adopting SFAS No. 142	(268)	–	–	–	–
Net (loss) income	$(2,058)	$(1,032)	$ 174	$ 757	$ 512
Net (loss) income per share — Basic:					
(Loss) income from continuing operations	$ (3.78)	$ (2.20)	$ (0.89)	$ 1.49	$ 0.81
Income from discontinued operations, net	–	–	0.01	0.19	0.54
(Loss) gain from the sale of discontinued operations, net	–	(0.02)	1.41	–	–
Cumulative effect of adopting SFAS No. 133, net	–	–	(0.05)	–	–
Cumulative effect of adopting SAB 101, net	–	–	(0.10)	–	–
Cumulative effect of adopting SFAS No. 142	(0.57)	–	–	–	–
Net (loss) income	$ (4.35)	$ (2.22)	$ 0.38	$ 1.68	$ 1.35
Net (loss) income per share – Diluted:					
(Loss) income from continuing operations	$ (3.78)	$ (2.20)	$ (0.89)	$ 1.48	$ 0.81
Income from discontinued operations, net	–	–	0.01	0.18	0.54
(Loss) gain from the sale of discontinued operations, net	–	(0.02)	1.41	–	–
Cumulative effect of adopting SFAS No. 133, net	–	–	(0.05)	–	–
Cumulative effect of adopting SAB 101, net	–	–	(0.10)	–	–
Cumulative effect of adopting SFAS No. 142	(0.57)	–	–	–	–
Net (loss) income	$ (4.35)	$ (2.22)	$ 0.38	$ 1.66	$ 1.35
Weighted average shares used in computing basic net (loss) income per share	473	465	458	449	380
Weighted average shares used in computing diluted net (loss) income per share	473	465	458	455	380

	October 31,				
	2003	2002	2001	2000	1999
			(in millions)		
Consolidated Balance Sheet Data (1, 4):					
Working capital	$1,983	$2,899	$2,797	$2,476	$1,275
Total assets	$6,297	$8,203	$7,986	$8,330	$5,364
Senior convertible debentures	$1,150	$1,150	$ –	$ –	$ –
Stockholders' equity	$2,824	$4,627	$5,659	$5,265	$3,382

(1) Consolidated financial data and notes for all periods present our healthcare solutions business as a discontinued operation. See Note 6, "Discontinued Operations" to the consolidated financial statements in Item 15 of this report.

(2) Loss from continuing operations for the year ended October 31, 2003 includes a pre-tax restructuring charge of $372 million, including a pre-tax asset impairment charge of $15 million, and a non-cash charge recorded during the third quarter of 2003 to establish a tax valuation allowance of $1.4 billion. The $1.4 billion included $0.4 billion of tax benefits recorded during the first six months of 2003 resulting in approximately $1.0 billion net tax provision recorded within provision for taxes for the year ended October 31, 2003; the valuation allowance essentially eliminated our net deferred tax assets. Loss from continuing operations for the year ended October 31, 2002 includes a pre-tax restructuring charge of $474 million including a pre-tax asset impairment charge of $163 million. Loss from continuing operations for the year ended October 31, 2001 includes a pre-tax gain of $269 million relating to the sale of surplus land in California, inventory charges of $460 million, a pre-tax restructuring charge of $154 million primarily relating to severance expenses and a pre-tax asset impairment charge of $74 million for our customer support software. Income from continuing operations for the year ended October 31, 1999 includes a pre-tax asset impairment charge of $51 million. See Note 14, "Restructuring and Asset Impairment," to the consolidated financial statements in Item 15 of this report.

(3) Consolidated statement of operations data for the year ended October 31, 2001 and 2000 includes the impact of the sale of our portfolio of lease assets to CIT Group Inc. (formerly known as Tyco Capital Corporation). In 2001, net proceeds from this sales transaction were $287 million and we recognized $254 million in net revenue from continuing operations and $131 million in cost of products from continuing operations. In 2000, net proceeds from this sales transaction were $234 million and we recognized $197 million in net revenue from continuing operations and $83 million in cost of products from continuing operations. See Note 7, "Acquisitions and Sale of Assets" to the consolidated financial statements in Item 15 of this report.

(4) The historical financial data for 1999 was carved out from the historical financial information of Hewlett-Packard using the historical results of operations and historical bases of the assets and liabilities of the Hewlett-Packard businesses that comprise our company. We began accumulating retained income on November 1, 1999. Therefore, the historical financial data presented for 1999 is not indicative of our future performance and does not reflect what our consolidated financial position and results of operations would have been had we operated as a separate, stand-alone entity during those periods.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this Annual Report on Form 10-K. This report contains forward-looking statements including, without limitation, statements regarding trends, cyclicality, seasonality and growth in the markets we sell into, our strategic direction, expenditures in research and development, contracts and remediation, our future effective tax rate, new product introductions, changes to our manufacturing processes, our liquidity position, our ability to generate cash from continuing operations, our expected growth, the potential impact of our adopting new accounting pronouncements, our financial results, the impact of our enterprise resource planning systems implementation, our obligations under our retirement and post-retirement benefit plans, savings from our restructuring programs and the existence or length of an economic recovery that involve risks and uncertainties. Our actual results could differ from the results contemplated by these forward-looking statements due to certain factors, including those discussed in Item 7 and elsewhere in this report.

Overview

Agilent Technologies, Inc. ("we", "Agilent" or the "company"), incorporated in Delaware in May 1999, is a global diversified technology company that provides enabling solutions to markets within the communications, electronics, life sciences and chemical analysis industries. Prior to our initial public offering of 15.9 percent of our stock in November 1999, we were a wholly-owned subsidiary of Hewlett-Packard Company ("Hewlett-Packard"). Hewlett-Packard distributed the remaining 84.1 percent of our stock to its stockholders on June 2, 2000 in the form of a stock dividend.

On August 1, 2001 we completed the sale of our healthcare solutions business to Koninklijke Philips Electronics, N.V. The results of the healthcare solutions business are presented as discontinued operations for all periods in the consolidated financial statements included herein. See Note 6, "Discontinued Operations" in Item 15 of this report.

Our fiscal year end is October 31. Unless otherwise stated, all years and dates refer to our fiscal year.

Reclassifications

Amounts in the consolidated financial statements as of and for the years ended October 31, 2002 and October 31, 2001 have been reclassified to conform to the presentation used in 2003.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. Management bases its estimates on historical experience and various other assumptions believed to be reasonable. Although these estimates are based on management's best knowledge of current events and actions that may impact the company in the future, actual results may be different from the estimates. Our critical accounting policies are those that affect our financial statements materially and involve difficult, subjective or complex judgments by management. Those policies are revenue recognition, restructuring and asset impairment charges, inventory valuation, retirement and post retirement plan assumptions, valuation of long-lived assets and accounting for income taxes.

Revenue recognition. We enter into agreements to sell products (hardware and/or software), services, and other arrangements (multiple element arrangements) that include combinations of products and services. Revenue from product sales, net of trade discounts and allowances, is recognized provided that persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, and collectibility is reasonably assured. Delivery is considered to have occurred when title and risk of loss have transferred to the customer. Revenue is reduced for estimated product returns and distributor price protection, when appropriate. For sales that include customer-specified acceptance criteria, revenue is recognized after the acceptance criteria have been met. For products that include installation, if the installation meets the criteria to be considered a separate element, product revenue is recognized upon delivery, and recognition of installation revenue is delayed until the installation is complete. Otherwise, neither the product nor the installation revenue is recognized until the installation is complete. Revenue from services is deferred and recognized over the contractual period or as services are rendered and accepted by the customer. When arrangements include multiple elements, we use objective evidence of fair value to allocate revenue to the elements and recognize revenue when the criteria for revenue recognition have been met for each element. The amount of product revenue recognized is affected by our judgments as to whether an arrangement includes multiple elements and if so, whether vendor-specific objective evidence of fair value exists for those elements. Changes to the elements in an arrangement and the ability to establish vendor-specific objective evidence for those elements could affect the timing of the revenue recognition. Most of these conditions are subjective and actual results could vary from the estimated outcome, requiring future adjustments to revenue.

Restructuring and asset impairment charges. We recognize a liability for restructuring costs at fair value only when the liability is incurred. The three main components of our restructuring plans are related to workforce reductions, the consolidation of excess facilities and asset impairments, primarily property, plant and equipment. Workforce-related charges are accrued when it is determined that a liability has been incurred which is generally after individuals have been notified of their termination dates and expected severance payments. Plans to consolidate excess facilities result in charges for lease termination fees and future commitments to pay lease charges, net of estimated future sublease income. We recognize charges for consolidation of excess facilities when we have vacated the premises. Asset impairment charges are based on an estimate of the amounts and timing of future cash flows related to the expected future remaining use and ultimate sale or disposal of buildings and equipment. These estimates were derived using the guidance of Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"), Staff Accounting Bulletin 100, "Restructuring and Impairment Charges" ("SAB 100"), Emerging Issues Task Force 94-3, "Liability Recognition for Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)" ("EITF 94-3") and lastly, SFAS No. 146 "Accounting for Exit or Disposal Activities" ("SFAS No. 146") which is effective for exit and disposal activities initiated after December 31, 2002. If the amounts and timing of cash flows from restructuring activities are significantly different from what we have estimated, the actual amount of restructuring and asset impairment charges could be materially different, either higher or lower, than those we have recorded.

Inventory Valuation. We assess the valuation of our inventory on a quarterly basis and periodically write down the value for estimated excess and obsolete inventory based upon estimates about future demand and actual usage. Such estimates are difficult to make under current economic conditions. The excess balance determined by this analysis becomes the basis for our excess inventory charge. Our marketing department plays a key role in our excess inventory review process by providing updated sales forecasts, managing product rollovers and working with manufacturing to maximize recovery of excess inventory. If actual market conditions are less favorable than those projected by management, additional write-downs may be required. If actual market conditions are more favorable than anticipated, inventory previously written down may be sold, resulting in lower cost of sales and higher income from operations than expected in that period.

Retirement and post retirement plan assumptions. Retirement and post retirement benefit plans are a significant cost of doing business and yet represent obligations that will be ultimately settled far in the future and therefore are subject to estimation. Pension accounting is intended to reflect the recognition of future benefit costs over the employee's approximate service period based on the terms of the plans and the investment and funding decisions made by us. We are required to make assumptions regarding such variables as the expected long-term rate of return on assets and the discount rate applied to determine service cost and interest cost to arrive at pension income or expense for the year. As of October 31, 2003, the expected long-term rate of return in the U.S. was 8.75 percent, and ranged from 5.0 to 7.50 percent for our plans outside the U.S. We have analyzed the rates of return on assets used and determined that these rates are reasonable based on the plans' historical performance relative to the overall markets in the countries where the plans are effective. Management will continue to assess the expected long-term rate of return on plan assets assumption for each plan based on relevant market conditions as prescribed by accounting principles generally accepted in the U.S. and will make adjustments to the assumptions as appropriate. Discount rate assumptions were based on the prevailing market long-term interest rates at the measurement date. We are also required to make assumptions for the long-term health care cost trend rates for our post retirement benefit plans. If any of our assumptions were to change, our benefit plan expenses would also change. A one percent decrease in the estimated return on plan assets would result in increased pension expense of $5 million for 2004 in the U.S. and $9 million for 2004 for all plans outside the U.S. Retirement and post retirement benefit plan expense is allocated to cost of sales, research and development and selling, general and administrative expenses in the consolidated statement of operations. We incurred expenses of $187 million in 2003, $122 million in 2002 and $81 million in 2001 for our retirement and post retirement plans. We expect expenses of approximately $144 million in 2004 for our retirement and post retirement plans.

Workforce-related events such as restructuring cause curtailment and settlement gains or losses when they have a material impact on the average future working lifetime or total number of participants in our retirement and postretirement plans. Our restructuring programs have resulted in material changes to our plan demographics in the U.S. and several other countries in 2002 and 2003. The curtailment and settlement gains and losses related to each event are separately identified in Note 15, "Retirement Plans and Post Retirement Benefits" to the consolidated financial statements in Item 15 of this report.

Valuation of long-lived assets. We have assessed the recoverability of long-lived assets, including intangible assets, by determining whether the carrying value of such assets will be recovered through undiscounted future cash flows according to the guidance of SFAS No. 144 and discounted future cash flows according to the guidance of SFAS No. 142 "Goodwill and Other Intangible Assets" ("SFAS No. 142"). The process of evaluating the potential impairment of goodwill and other intangibles is highly subjective and requires significant judgment. We estimate expected future cash flows of our various businesses which operate in a number of markets and geographical regions. We then determine the carrying value of these businesses. We exercise judgment in assigning and allocating certain assets and liabilities to these businesses. We make these estimates consistent with the way we forecast, plan and run our businesses. We then compare the carrying value including goodwill and other intangibles to the discounted future cash flows. If the total of future cash flows is less than the carrying amount of the assets, we recognize an impairment loss based on the excess of the carrying amount over the fair value of the assets. Estimates of the future cash flows associated with the assets are critical to these assessments. Changes in these estimates based on changed economic conditions or business strategies could result in material impairment charges in future periods. We performed the required transitional impairment test upon our adoption of SFAS No. 142 in the first quarter of 2003 and wrote-off $268 million of goodwill.

The process of evaluating the potential impairment of long-lived assets such as our property plant and equipment according to SFAS No. 144 is also highly subjective and requires significant judgment. In order to estimate the fair value of long-lived assets, we typically make various assumptions about the future prospects for the business that the asset relates to, consider market factors specific to that business and estimate future cash flows to be generated by that business.

Based on these assumptions and estimates, we determine whether we need to take an impairment charge to reduce the value of the asset stated on our balance sheet to reflect its estimated fair value. Assumptions and estimates about future values and remaining useful lives are complex and often subjective. They can be affected by a variety of factors, including external factors such as the real estate market, industry and economic trends, and internal factors such as changes in our business strategy and our internal forecasts. Although we believe the assumptions and estimates we have made in the past have been reasonable and appropriate, changes in assumptions and estimates could materially impact our reported financial results.

Accounting for Income Taxes. Significant management judgment is required in determining our provision for income taxes and in determining whether deferred tax assets will be realized in full or in part. When it is more likely than not that all or some portion of specific deferred tax assets such as net operating losses or foreign tax credit carryforwards will not be realized, a valuation allowance must be established for the amount of the deferred tax assets that are determined not to be realizable. Realization is based on our ability to generate sufficient future taxable income. During the third quarter of 2003, we recorded a non-cash charge to establish a tax valuation allowance of $1.4 billion, which included approximately $0.4 billion of tax benefits recorded during the first six months of 2003, resulting in approximately $1.0 billion net tax provision recorded within provision for taxes for 2003; the valuation allowance essentially eliminated our net deferred tax assets. The valuation allowance was determined in accordance with the provisions of Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("SFAS No. 109"), which requires an assessment of both positive and negative evidence when determining whether it is more likely than not that deferred tax assets will be recoverable in future periods; such assessment is required on a jurisdiction by jurisdiction basis. Cumulative losses incurred in the U.S. and the U.K. in recent years represented sufficient negative evidence under SFAS No. 109 to require a full valuation allowance in these jurisdictions. We intend to maintain a full valuation allowance until sufficient positive evidence exists to support its reversal. We expect future pre-tax income in fiscal 2004 will be recognized at a lower rate because future income taxes in the U.S. and the U.K will be offset against reversals of the valuation allowance to effectively eliminate any tax charge in those jurisdictions. Additionally, to the degree we have pre-tax losses in the U.S. and U.K., no tax benefit will be recognized until such time as the valuation allowance is reversed. Income taxes will continue to be recorded for various jurisdictions subject to the need for further valuation allowance in those jurisdictions.

We have not provided for U.S. federal income and foreign withholding taxes on a portion of our non-U.S. subsidiaries undistributed income as of October 31, 2003 because we intend to reinvest such income indefinitely. If management decides to remit this income to the U.S. in a future period, our provision for income taxes may increase materially in that period.

We are subject to ongoing tax examinations of our tax returns by the Internal Revenue Service and other tax authorities in various jurisdictions. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes.

Cyclical and Seasonal Business and General Economic Conditions

The sales of our products and services are dependent, to a large degree, on customers whose industries are subject to cyclical trends in the demand for their products. Shifts in the semiconductor market, electronics industry, computer industry and telecommunications markets, as well as rapidly shifting global economic conditions, have had and will have significant impacts on our businesses.

In those industry segments where we are a capital equipment provider, our revenue is driven by the capital expenditure budgets and spending patterns of our customers, who often delay or accelerate purchases in reaction to changes in their businesses and in the economy. We expect some portions of our businesses to remain cyclical in the foreseeable future. Given that a high proportion of our costs are fixed, variability in revenue as a result of these business cycles could disproportionately affect our quarterly and annual results. However, we are moving towards a more variable cost structure through the use of outsourcing partners and instituting variable pay programs for our employees in order to reduce the proportion of our costs that have typically been fixed in nature.

Additionally, we estimate that approximately 40 percent of our revenue is generated either directly from sales of components incorporated in consumer electronics, such as cell phones, cameras, games, personal computers, and printers, or indirectly from sales of test and measurement equipment used to design or manufacture and test such components or products. Sales of these consumer electronic products are concentrated during the holiday season. This seasonal pattern means that we typically experience higher revenues and orders during our fourth quarter as manufacturers ramp up production and then decline in our first quarter. We also see larger volumes of business in our fourth quarter for products that we sell to the aerospace and defense industry and the U.S. government and generally experience reduced volumes during our first quarter.

In 2001, an economic downturn reduced consumer and capital spending in most of the markets that we serve. This economic downturn continued through 2002 and has stabilized throughout 2003. More recently we have seen signs of an economic upturn, although it is uncertain as to how strongly this may be sustained in the markets we serve over the next year. Orders and revenue in our semiconductor products, automated test and life sciences business segments during 2003 increased compared to 2002. However, this is offset by the continued decline in the wireline telecommunication and general purpose test markets within our test and measurement group and a recovery in these markets is not expected for some time. In 2003, total net revenue was flat compared to 2002, but decreased 28 percent from 2001. Orders followed the same trend. In 2003, orders were flat compared to 2002, but decreased by six percent from 2001.

Restructuring and Asset Impairment

Summary

We currently have three restructuring plans – one initiated in the fourth quarter of 2001 (the "2001 Plan"), a second initiated in the fourth quarter of 2002 (the "2002 Plan"), and a third initiated in the first quarter of 2003 (the "2003 Plan") after it became clear that the actions taken in fiscal 2001 and fiscal 2002 would not be sufficient to return the company to profitability.

All of our plans were designed to reduce costs and expenses in order to return the company to profitability. As of the end of 2003, we have reduced our workforce by approximately 15,000 people (approximately 13,400 from involuntary terminations and approximately 1,600 from net attrition) to 29,000 employees.

Our plans to consolidate excess facilities resulted in charges for lease termination fees and losses anticipated from sub-lease agreements. We have exited, or plan to exit in the near future, more than 110 production, support and sales facilities in the U.S., Korea, Japan, U.K. and other countries, representing more than 4.3 million square feet, or about 22 percent of our worldwide property. As of October 31, 2003, we had vacated approximately 90 percent of this space, however we will continue to make lease payments on some of this space over the next five years. We lease most of these buildings from third parties, and the closures impacted all segments. In most cases, we are exiting administrative office buildings housing sales and administrative employees. However, a small number of production facilities were closed as a result of our plans to consolidate manufacturing into fewer sites.

Actions for all plans have been focused on segments that were impacted most severely by the market downturn – primarily our test and measurement and semiconductor products groups – but actions have also been taken to reduce the costs associated with support services such as finance, information technology, workplace services and to a lesser extent our other business segments. Cost reductions were initiated by moving manufacturing and some of our global shared services operations sites to lower cost regions, reducing the number of properties, particularly sales and administrative sites, and by reducing our workforce through involuntary terminations and selected outsourcing of manufacturing and administrative functions. Our strategy is to move towards a more variable operating cost structure.

We have executed all key actions under our 2001 Plan, although there may be changes in estimates for the consolidation of excess facilities due to changes in market conditions from those originally expected at the time the charges were recorded. Our 2002 Plan is substantially complete. We are continuing to see the estimated savings of $350 million per quarter ($300 million from the 2001 Plan and $50 million from the 2002 Plan) that was initially projected. The 2003 Plan is still being implemented, however, we have already begun to realize the expected $125 million reduction in quarterly operational costs. We expect to incur further restructuring costs and increase the savings related to the 2003 Plan in the first half of 2004.

The 2001 Plan

As a result of the economic downturn we announced a plan and reduced our workforce by approximately 8,400 jobs and reduced costs across all functions, primarily manufacturing and selling, general and administrative costs, including sales and marketing. Research and development activities were terminated on some product development initiatives, none of which were individually or in total significant to our future revenues or profitability. We also took actions to reduce the number of employees at production facilities that had experienced declining demand, such as those making equipment for the long-haul wireline business. This plan was designed to reduce costs across almost all of our administrative and support services, including sales and marketing, and to focus our production activities on those products that we believed would return us to profitability, such as those in life sciences, semiconductor test and wireless telecommunications. Our plan impacted the test and measurement group and the semiconductor products group and had little direct impact on the automated test and life sciences and chemical analysis groups except as the plan related to support services reductions across all of our businesses. We reduced production capacity dramatically for communications test product lines and for product lines in networking, especially long-haul networks. We also reduced production capacity for some personal systems, general purpose and semiconductor test product lines.

The three main components of the 2001 Plan related to workforce reductions, consolidation of excess facilities and impairments of property, plant and equipment. The impairments of machinery and equipment in our production facilities that we have closed or scaled back have been recognized. We have executed all key actions under this plan, however we will continue to make lease payments over the next five years.

Asset impairment charges relate to fixed assets and were determined using estimates of the expected future cash flows generated from those assets. Impairments were recorded for machinery and equipment in production facilities that we were closing or scaling back, such as for the long-haul wireline business and for leasehold improvements in leased facilities that we planned to exit. One production facility in Kobe, Japan accounted for approximately $60 million of the $129 million of asset impairment charges in 2002. In order to determine the amount of the impairment, under the held-for-use model in accordance with SFAS No. 121, we estimated the cash flows that would result from our continued use of the building until we expect to vacate it and also estimated the sales proceeds that we expected to be able to realize. The resulting impairment was approximately 80 percent of the net book value of the facility, primarily due to the decline in the local property market.

In 2002, we also took a $53 million charge for exiting a number of leased facilities. During 2003 we recorded an additional $15 million in net charges and adjustments due primarily to reductions in our estimate of expected sublease income. Due to the length of some of the lease terms and the uncertainty of the real estate market, we expect to make periodic adjustments to the accrual balance to reflect changes in our estimates, and to reflect actual events as they occur.

The cost of the 2001 Plan through October 31, 2003 was $526 million; $154 million in 2001, $357 million in 2002 and $15 million in 2003.

A summary of restructuring activity for the 2001 Plan through October 31, 2003 is shown in the table below:

	Workforce Reduction	Consolidation of Excess Facilities	Impairment of Assets, Property, Plant and Equipment	Total
	(in millions)			
Beginning balance at July 31, 2001	$ –	$ –	$ –	$ –
Total charge	117	20	17	154
Cash payments	(65)	–	–	(65)
Ending balance at October 31, 2001	52	20	17	89
Total charge	175	53	129	357
Asset impairment	–	–	(146)	(146)
Cash payments	(210)	(10)	–	(220)
Ending balance at October 31, 2002	17	63	–	80
Total charge and adjustment (a)	–	24	(9)	15
Asset impairment	–	–	9	9
Cash payments	(17)	(25)	–	(42)
Ending balance at October 31, 2003	$ –	$ 62	$ –	$ 62

(a) Represents primarily changes in estimates relating to consolidation of excess facilities arising from a decline in real estate market conditions and an adjustment recorded within property, plant and equipment, net.

The 2002 Plan

On August 19, 2002, we announced our intention to further reduce our workforce by 2,500 to achieve a quarterly operating cost structure of approximately $1.6 billion. This plan primarily affected the manufacturing and field operations serving the wireline markets that are components of our test and measurement group as well as information technology support services.

As part of the 2002 Plan we have reduced our workforce by approximately 2,400 as of October 31, 2003. Similar to the 2001 Plan, this reduction impacted all regions, all expense categories and most of our segments particularly our test and measurement and semiconductor products segments. We continued to reduce the number of employees at production facilities that experienced declining demand, outsourced selective operations and also reduced the number of employees that provided information technology support services as we streamlined our operations with the implementation of our new information systems. We expect that the 2002 Plan will be completed by the first quarter of 2004.

We have incurred total asset impairment charges of $39 million. Asset impairment charges of $34 million recognized in 2002 relate to machinery and equipment, primarily owned by the semiconductor products group in Singapore. The equipment had been purchased in support of communications research but as a result of our restructuring plans we have decided to sell the equipment and conduct the research using existing equipment in the U.S. Asset impairment charges of $5 million recognized in 2003 primarily related to semiconductor products machinery and equipment that will be abandoned. The equipment had been purchased to support a manufacturing facility whose operations will be moved as a result of our plans to consolidate our excess facilities. However, no material charges for the consolidation of excess facilities have yet occurred under the 2002 Plan.

The cost of the 2002 Plan through October 31, 2003 was $166 million; $117 million in 2002 and $49 million in 2003.

A summary of restructuring activity for the 2002 Plan through October 31, 2003 is shown in the table below:

	Workforce Reduction	Impairment of Assets, Property, Plant and Equipment	Total
		(in millions)	
Beginning balance at July 31, 2002	$ –	$ –	$ –
Total charge	83	34	117
Asset impairment	–	(34)	(34)
Cash payments	(15)	–	(15)
Ending balance at October 31, 2002	68	–	68
Total charge	44	5	49
Asset impairment	–	(5)	(5)
Cash payments	(98)	–	(98)
Ending balance at October 31, 2003	$ 14	$ –	$ 14

The 2003 Plan

On February 21, 2003, we announced our intention to further reduce our quarterly operational costs to a level of $1.45 billion as part of the 2003 Plan. In order to accomplish this, we announced a workforce reduction of approximately 4,000 jobs in addition to previously-announced cuts.

As part of the 2003 Plan we have reduced our workforce by approximately 4,300 as of October 31, 2003, primarily in our U.S. operations. Reductions were made across all businesses with significant reductions in our test and measurement and semiconductor products groups. We continued to reduce the number of employees at production facilities and employees that provide support services across all businesses. We have also reduced the number of research and development employees as we continue to look for opportunities to align our business with available markets.

As we execute on all of our plans, we have continued to consolidate excess facilities. We have and plan to exit administrative office buildings, research and development facilities, and move manufacturing to lower cost regions. Our plan to consolidate excess facilities resulted in increased charges of $13 million for lease termination fees and losses anticipated from sub-lease agreements primarily located in Europe.

As part of the 2003 Plan, we incurred asset impairment charges of $57 million for fixed assets primarily owned by our semiconductor products segment. Impairments were recorded for machinery, equipment and buildings used in research and development or production that are impacted by our plans to consolidate excess facilities or are no longer needed due to over capacity. During the third quarter, we closed a production facility in the U.K. and have substantially vacated the remaining buildings on that site except for a minor portion of the facility, which will be used for research and development. We are progressing as planned through our transition towards reestablishing production in Singapore and have entered into an agreement to sell the site to a third party. In accordance with SFAS No. 144, we measured the assets at their fair value based on the sales agreement less the cost to sell. We recorded an impairment of $27 million as a result of the significant decline in the U.K. property market.

Although we are still implementing the 2003 Plan, we have realized the expected $125 million reduction in quarterly operational costs from the reductions in salary and benefit expenses due to the workforce reductions under the 2003 Plan. As of October 31, 2003, the cost of the 2003 Plan was $308 million.

A summary of restructuring activity for the 2003 Plan through October 31, 2003 is shown in the table below:

	Workforce Reduction	Consolidation of Excess Facilities	Impairment of Assets, Property, Plant and Equipment	Total
		(in millions)		
Total charge	$ 238	$13	$ 57	$ 308
Asset impairments	–	–	(57)	(57)
Cash payments	(234)	(4)	–	(238)
Ending balance at October 31, 2003	$ 4	$ 9	$ –	$ 13

Summary information for combined plans

The restructuring accrual for all plans, which totaled $89 million as of October 31, 2003 and $148 million as of October 31, 2002 (for the 2001 and 2002 Plans only), is recorded in other accrued liabilities on the consolidated balance sheet and represents estimated future cash outlays. Lease payments are expected over the next 5 years. Other payments, primarily severance, are expected within a one-year period. We have met our expected savings goals for all of our restructuring plans. Future charges should be primarily associated with our 2003 Plan.

As our restructuring plans were all intended to return Agilent to profitability given predicted revenue amounts, we are unable to estimate the amount and timing of future restructuring charges.

A summary of the statement of operations impact of the charges resulting from the all of the restructuring plans is shown below.

	Years Ended October 31,		
	2003	2002	2001
		(in millions)	
Cost of products and services	$111	$210	$ 79
Research and development	66	56	17
Selling, general and administrative	195	208	58
Total restructuring and asset impairment charges	$372	$474	$154

Other asset impairment charges

In July 2003, we recorded an impairment charge pursuant to SFAS No. 144 of approximately $10 million for intangible assets (representing developed technology and customer relationships) in our test and measurement business as a result of a decline in the projected cash flows. The impairment charge has been recorded in cost of sales and selling, general, and administrative in the consolidated statement of operations.

In June 2001, we recorded a $74 million asset impairment charge with respect to our decision to cancel the development of a software system for our customer support activities. We entered into an agreement with Hewlett-Packard to extend our use of their legacy customer support systems in place of the one that we were developing. In 2002, we began to develop a new Customer Relationship Management ("CRM") system independent from Hewlett-Packard.

We also incurred asset impairment charges primarily to write down investments that we hold on a cost basis to their fair value. Impairment charges related to these asset impairments were $15 million in 2003, $24 million in 2002 and $8 million in 2001. These impairment charges were recorded in cost and expenses and other income (expense), net in the consolidated statement of operations.

New Accounting Pronouncements

Adoption of New Pronouncements

On November 1, 2002, we adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," ("SFAS No. 144"), which amends existing accounting guidance on asset impairment and provides a single accounting model for long-lived assets to be disposed of. Among other provisions, the standard changes the criteria for classifying an asset as held-for-sale. The standard also broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations, and changes the timing of recognizing losses on such operations. The initial impact of adopting SFAS No. 144 was not material to our consolidated financial statements.

On January 1, 2003, we adopted SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," ("SFAS No. 146"), which nullifies Emerging Issues Task Force ("EITF") 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". SFAS No. 146 requires that a liability be recognized for restructuring costs only when the liability is incurred, that is, when it meets the definition of a liability in the Financial Accounting Standards Board's ("FASB's") conceptual framework. SFAS No. 146 also establishes fair value as the objective for initial measurement of liabilities related to exit or disposal activities and is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS No. 146 did not have a material impact on our results of operations, financial position or cash flows, although it has impacted the timing of recognition of costs associated with restructuring activities in our 2003 Plan. (See Note 14, "Restructuring and Asset Impairment" of this report.)

On January 1, 2003, we adopted FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires that upon issuance of a guarantee, we must disclose and may be required to recognize a liability for the fair value of the obligation we assume under that guarantee. The initial recognition and measurement requirement of FIN 45 is effective for guarantees issued or modified after December 31, 2002. As of October 31, 2003, there were no material guarantees issued or modified by us after December 31, 2002. The disclosure requirements of FIN 45, applicable to our product warranty liability and certain guarantees issued before December 31, 2002, were effective for our first quarter report and all subsequent quarterly and annual reports. As of October 31, 2003 and October 31, 2002, our product warranty liability was $71 million and $72 million (see Note 13, "Guarantees" of this report).

On February 1, 2003, we adopted FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 addresses consolidation by business enterprises of variable interest entities. Under this interpretation, certain entities known as Variable Interest Entities ("VIEs") must be consolidated by the primary beneficiary of the entity. The primary beneficiary is generally defined as having the majority of the risks and rewards arising from the VIE. For VIEs in which a significant (but not majority) variable interest is held, certain disclosures are required. We have not entered into any arrangements or made any investments which qualify as a VIE in the period from January 31, 2003 to October 31, 2003. Effective August 1, 2003, we have also applied the accounting and disclosure rules set forth in FIN 46 for VIEs acquired before January 31, 2003. The adoption of FIN 46 did not have a material impact on our consolidated financial position, results of operations or cash flows.

On February 1, 2003, we adopted SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of SFAS No. 123" ("SFAS No. 148"). This statement amends SFAS No. 123, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The adoption of SFAS No. 148 did not have any impact to our consolidated financial position, results of operations or cash flows as our adoption of this standard involved disclosures only; see Note 2, "Summary of Significant Accounting Policies" and Note 5, "Stock-Based Compensation" of this report for those disclosures.

On July 1, 2003, we adopted SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS No. 149"). SFAS No. 149 amends and clarifies accounting for derivative instruments including certain derivative instruments embedded in other contracts and hedging activities under SFAS No. 133. The adoption of SFAS No. 149 did not have any impact to our consolidated financial position, results of operations or cash flows.

On August 1, 2003, we adopted EITF Issue 00-21, "Revenue Arrangements with Multiple Deliverables," ("EITF 00-21"), which requires companies to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. We have applied the provisions of EITF 00-21 for sales arrangements entered into after August 1, 2003. In applying EITF 00-21, revenue arrangements with multiple deliverables should be divided into separate units of accounting if the deliverables in the arrangement meet certain criteria. Arrangement consideration should be allocated among the separate units of accounting based on their relative fair values. The adoption of EITF 00-21 did not have a material impact on our consolidated financial position, results of operations or cash flows.

On August 1, 2003, we adopted SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS No. 150"). SFAS No. 150 establishes standards for the classification and measurement of financial instruments with characteristics of both liabilities and equity. The adoption of SFAS No. 150 did not have a material impact on our consolidated financial position, results of operations or cash flows.

Acquisitions

On January 5, 2001, we acquired Objective Systems Integrators, Inc. ("OSI") for approximately $716 million. Of this total, $690 million was cash and the remainder represents the fair value of options granted. Using the purchase method of accounting in accordance with Accounting Principles Board ("APB") Opinion No. 16, "Business Combinations" ("APB No. 16"), the purchase price was allocated to tangible and intangible assets including goodwill. The original goodwill balance of $593 million was being amortized over three years. At the time of acquisition, OSI was a leading provider of next-generation operations-support-system software for communications service providers and has become part of our test and measurement business. The net book value of goodwill associated with this acquisition at October 31, 2002 was $234 million. In the first quarter of 2003, we implemented SFAS No. 142 and wrote-off this goodwill. See Note 12, "Goodwill and Other Intangible Assets".

In addition to the OSI acquisition, we acquired several other companies during 2002 and 2001, which were not significant to our consolidated financial position, results of operations or cash flows. These acquisitions were accounted for under the purchase method of accounting as defined in APB No. 16 or SFAS No. 141 depending on the date of acquisition. The results of operations of the acquired companies were included prospectively from the date of acquisition and the acquisition cost was allocated to the acquired tangible assets and liabilities and identifiable intangible assets based on fair values at the date of acquisition. Residual amounts were recorded as goodwill. In-process research and development write-offs have been insignificant.

Unaudited pro forma statement of operations information has not been presented because the effects of these acquisitions were not material on either an individual or an aggregated basis.

Discontinued Operations

On August 1, 2001, we completed the sale of our healthcare solutions business to Koninklijke Philips Electronics, N.V. ("Philips") pursuant to an Asset Purchase Agreement for a total purchase price of $1.7 billion. Philips paid initial proceeds of $1.6 billion to us on August 1, 2001, with further payments following pursuant to the terms of the Asset Purchase Agreement dated as of November 17, 2000, as amended and supplemented by the Amendment and Supplemental Agreement, dated as of August 1, 2001 (collectively, the "Asset Purchase Agreement"). The total purchase price was subject to adjustment based on the determination of the final purchased net assets and on our performance of integration services for Philips.

Our consolidated financial statements reflect our healthcare solutions business as discontinued operations in accordance with Accounting Principles Board ("APB") Opinion No. 30 "Reporting the Results of Operations–Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" ("APB No. 30"). The financial position, results of operations and cash flows of our healthcare solutions business have been classified as discontinued, and prior periods have been restated, including the reallocation of general overhead charges to our three remaining business segments. We recorded an after-tax gain of $646 million in 2001 and an after-tax loss of $10 million in 2002 as a result of the sale to Philips. In 2002, adjustments were made to the gain as a result of purchase price adjustments to reflect the final purchased net assets and additional costs that were not anticipated at the time of the sale.

We signed an agreement with Philips, dated as of May 15, 2002, finalizing the purchase price adjustments from the sale. The adjustments did not result in a material adjustment to the gain on sale. Since August 1, 2001, we received all of the $100 million withheld by Philips from the total purchase price at the time of the sale plus adjustments for the final purchased net assets. For incremental fees, we provided support services to Philips after August 1, 2001 and a portion of these fees offset costs that include an element of fixed costs which are recognized in selling, general and administrative expenses in 2001 and 2002. As of October 31, 2002, we have completed our contractual obligation to provide services to Philips.

Under the Asset Purchase Agreement, we are restricted from competing in the development, manufacturing, selling or servicing of certain medical products for five years after the sale. We do not expect any material impact on our financial position, results of operations or cash flows from this non-compete agreement because we do not intend to engage in those specified businesses.

Asset Sales

Sale of Leasing Portfolio

In the fourth quarter of 2000, we entered into an asset purchase agreement with CIT Group Inc. ("CIT," formerly Tyco Capital Corporation) pursuant to which we sold them substantially all of our leasing portfolio (the "CIT Group Sale") over the course of 2000 and 2001. There was no impact on our consolidated cash flows and results of operations for the CIT Group Sale in 2003 and 2002. The impact on our consolidated cash flows and results of operations of the CIT Group Sale in 2001 is shown below.

	Year Ended October 31, 2001
	(in millions)
Net proceeds from the CIT Group Sale	$287
Product revenue	254
Cost of products	131

We also entered into a vendor financing arrangement with CIT whereby CIT will provide equipment financing and leasing services to our customers on a global basis. This agreement has been in place since the fourth quarter of 2000.

In addition to the CIT Group Sale and the sale of the healthcare solutions business, we sold assets related to portions of our businesses to third parties during 2002 and 2001. Gross proceeds from these dispositions were $31 million in 2002 and $13 million in 2001. Gains from the dispositions, included in other income (expense), net, in the consolidated statement of operations, were $15 million in 2002 and $9 million in 2001. There were no cash proceeds or gains from these dispositions in 2003.

Sale of San Jose Land

In February 2001, we sold a parcel of surplus land in San Jose, California for $287 million in cash, resulting in a pre-tax gain of approximately $269 million. In August 2001, we invested the proceeds in the leasehold of several municipal properties in southern California for a total value of $289 million. In 2002, we received $237 million in non-refundable prepaid rent related to the investment in leaseholds as described above.

Foreign Currency

Our revenues, costs and expenses, and monetary assets and liabilities are exposed to changes in foreign currency exchange rates as a result of our global operating and financing activities. We hedge net cash flow and balance sheet exposures that are not denominated in the functional currencies of our subsidiaries on a short term and anticipated basis. We do experience some fluctuations within individual lines of the consolidated statement of operations and balance sheet as our hedging program is not designed to offset the currency movements in each category of revenues, expenses, monetary assets and liabilities. However, movements in exchange rates net of our hedging activities had no material effect on our net loss in the periods presented. For example, the weakening of the U.S. dollar throughout 2003 led to an increase in revenue of approximately $140 million, which primarily affected Europe and Asia Pacific. However, this was offset by an increase to cost of sales of approximately $60 million and an increase to operating expenses of approximately $85 million. Our hedging activities resulted in an increase of cost of sales of approximately $12 million.

Effective November 1, 2001, we determined that the functional currency for many of our subsidiaries outside the U.S. changed from the U.S. dollar to local currency based on the criteria of SFAS No. 52 "Foreign Currency Translation". This change did not have a material impact on our consolidated financial position as of November 1, 2001.

Indemnifications

Indemnifications to Hewlett-Packard Company

We have given multiple indemnities to Hewlett-Packard Company in connection with our activities prior to our spin-off from Hewlett-Packard for the businesses that constituted Agilent prior to the spin-off. These indemnifications cover a variety of aspects of our business, including, but not limited to, employee, tax, intellectual property and environmental matters. The agreements containing these indemnifications have been previously disclosed as exhibits to our registration statement on Form S-1 filed on August 16, 1999. In our opinion, the fair value of these indemnifications is not material.

Indemnifications to Koninklijke Philips Electronics, N.V. ("Philips")

In connection with the sale of our healthcare solutions business to Philips on August 1, 2001, we indemnified Philips for various matters, including product liability issues arising within two years of the sale agreement. In our opinion, the fair value of these indemnifications is not material.

Indemnifications to Officers and Directors

Our corporate by-laws require that we indemnify our officers and directors, as well as those who act as directors and officers of other entities at our request, against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceedings arising out of their services to Agilent. In addition, we have entered into separate indemnification agreements with each director and each board-appointed officer of Agilent which provides for indemnification of these directors and officers under similar circumstances and under additional circumstances. The indemnification obligations are more fully described in the by-laws and the indemnification agreements. See Exhibits 3.2 and 10.7 of this document. We purchase standard insurance to cover claims or a portion of the claims made against our directors and officers. Since a maximum obligation is not explicitly stated in our by-laws or in our indemnification agreements and will depend on the facts and circumstances that arise out of any future claims, the overall maximum amount of the obligations cannot be reasonably estimated. Historically, we have not made payments related to these obligations, and the fair value for these obligations is zero on the consolidated balance sheet as of October 31, 2003.

Other Indemnifications

As is customary in our industry and as provided for in local law in the U.S. and other jurisdictions, many of our standard contracts provide remedies to our customers and others with whom we enter into contracts, such as defense, settlement, or payment of judgment for intellectual property claims related to the use of our products. From time to time, we indemnify customers, as well as our suppliers, contractors, lessors, lessees, companies that purchase our businesses or assets and others with whom we enter into contracts, against combinations of loss, expense, or liability arising from various triggering events related to the sale and the use of our products and services, the use of their goods and services, the use of facilities and state of our owned facilities, the state of the assets and businesses that we sell and other matters covered by such contracts, usually up to a specified maximum amount. In addition, from time to time we also provide protection to these parties against claims related to undiscovered liabilities, additional product liability or environmental obligations. In our experience, claims made under such indemnifications are rare and the associated estimated fair value of the liability is not material.

Results of Continuing Operations

The loss from continuing operations increased for a third year to $1,790 million in 2003 from $1,022 million in 2002 and $406 million in 2001. The increase in loss from 2002 to 2003 of approximately $768 million was primarily due to our provision for income taxes for 2003 which included a $1,022 million net tax provision related to our valuation allowance charge, which was offset by a reduction of $326 million of goodwill amortization charges. The increase in loss from 2001 to 2002 of approximately $616 million related to a significant decrease in revenues as a result of the weak economy, which primarily affected our key market segments and $320 million in additional restructuring charges offset by a $386 million reduction in inventory charges in 2002.

In the fourth quarter of 2003, we saw signs of a market upturn in several of our business segments. The fourth quarter orders of $1,731 million represented our highest level of orders since the first quarter of 2001. Prior to the fourth quarter, orders were stagnant for the past ten quarters at a level around $1,430 million on the average. We remain cautiously optimistic about our recent growth in orders and believe that a recovery in the economy will be gradual.

We realigned our businesses in response to weakened economic conditions. We have achieved our goal of reducing our quarterly operating cost structure to $1.45 billion. As long as revenue amounts do not fall below $1.45 billion in the long term, we believe that we will be able to sustain operational breakeven. This goal was primarily accomplished through savings generated from our restructuring plans. We have reduced our workforce to 29,000 employees from a peak of 44,000 in April 2001. We have also consolidated excess manufacturing facilities, moved many of our global shared services to lower cost regions and have outsourced selective functions and processes. We have also reduced our indirect spending by approximately $160 million. This reduction was accomplished by decreasing the number of vendors with whom we do business in order to maximize vendor discounts and by putting in place new policies that provide stricter guidelines for handling business expenses such as travel, mobile phone services and usage, consulting covered by professional service agreements, supplies and equipment. Overall, we have decreased our operating expenses from 2002 by 19% on a dollar basis despite a $45 million increase in major information technology project costs. We are committed to maintaining this cost structure as a percentage of revenue on average throughout the business cycle. Costs incurred for the implementation of our Enterprise Resource Planning ("ERP") and Customer Relationship Management ("CRM") projects were $180 million in 2003 and $146 million in 2002. We believe that we will further reduce our costs once we complete our systems implementation and are able to eliminate some of the costs associated with maintaining multiple systems. We will be focusing on reducing our costs of products and services and have moved towards a more variable cost structure through the use of outsourcing partners and instituting variable pay programs for our employees. We continue to invest in our future by maintaining significant investments in research and development.

Orders and Net Revenue

	Years Ended October 31,			2003 over 2002 % Change	2002 over 2001 % Change
	2003	2002	2001		
	(in millions)				
Orders	$6,084	$6,013	$6,414	1 %	(6)%
Net Revenue:					
Products	$5,240	$5,234	$7,485	–	(30)%
Services and other	816	776	911	5 %	(15)%
Total net revenue	$6,056	$6,010	$8,396	1 %	(28)%

	Years Ended October 31,			2003 over 2002 Ppts Change	2002 over 2001 Ppts Change
	2003	2002	2001		
% of Total Net Revenue:					
Products	87%	87%	89%	–	(2)
Services and other	13%	13%	11%	–	2
Total	100%	100%	100%	–	–

	Years Ended October 31,			2003 over 2002 % Change	2002 over 2001 % Change
	2003	2002	2001		
	(in millions)				
Americas	$2,347	$2,553	$3,913	(8)%	(35)%
Europe	1,214	1,154	1,772	5 %	(35)%
Asia Pacific	2,495	2,303	2,711	8 %	(15)%
Total net revenue	$6,056	$6,010	$8,396	1 %	(28)%

Although we saw signs of a recovery in several of our end markets during the fourth quarter of 2003, orders in 2003 were flat compared to 2002. Quarterly orders were flat at a level of approximately $1,500 million from 2002 through the third quarter of 2003. During the fourth quarter of 2003, we saw a marked increase to $1,731 million, our best performance since the first quarter of 2001. Orders for semiconductor products, automated test, and life sciences and chemical analysis have reached their highest level since the early part of 2001. However, orders for our test and measurement business' general purpose test and wireline test markets remain weak. Orders in 2003 have been driven by an increase in orders from cell phone manufacturers and consumer demand for components that are included in consumer electronics, such as cell phones, cameras, games, personal computers, printers and test and measurement solutions used in the design and manufacturing of consumer electronics. Orders in 2002 declined compared to 2001 primarily due to continued weakness in telecommunications markets, which primarily affected our test and measurement business, but the decline was partially offset by orders growth in our semiconductor products and life sciences and chemical analysis businesses.

Net revenue in 2003 was flat compared to 2002. Quarterly revenues in 2003 were flat throughout the third quarter at a level of $1,450 million. Similar to the trend in orders, we saw a sizable increase in net revenue over the third quarter of 2003 during our seasonally high fourth quarter, reaching $1,675 million. Net revenues in our automated test, semiconductor products and life sciences and chemical analysis segments increased, however this growth was offset by the continued decline in the wireline telecommunications market in our test and measurement segment. Geographically, revenue increased in Europe and Asia Pacific and declined in the U.S., Canada, Latin America (collectively referred to as the "Americas"). The decrease in the Americas was primarily a result of our customers shifting their production facilities from Americas to Asia Pacific. Growth in our Asian and European markets also contributed to the revenue increase in those regions. We expect to see further growth in Asia Pacific as companies expand their capacity and as more contract manufacturers move to these lower cost regions. We also expect to see a modest improvement in the Americas as the economy in the U.S. recovers and the excess supply of used equipment is depleted. Net revenue declined in 2002 as compared to 2001 primarily due to continued weakness in key market segments, particularly wireless and wireline telecommunications, as well as pricing pressures from both customers and competitors in the face of a weak economy. Declines in the Americas and Europe were higher than in Asia Pacific in part due to our customers buying infrastructure products in Asia.

Services and other includes revenue generated from servicing our installed base of products, warranty extensions and consulting in all years, in addition to operating lease revenue in 2001. In 2003, service and other revenue increased slightly from 2002 as a result of customers servicing their installed base of products as opposed to purchasing new products. Continued slow markets in communications drove declines in product revenue in 2002; declines in service revenue for 2002 were driven by reduced contract renewal rates as an increasingly large portion of our customers have elected to receive service on a time-and-materials basis.

Costs and Expenses

As a % of Net Revenue	Years Ended October 31, 2003	2002	2001	2003 over 2002 Ppts Change	2002 over 2001 Ppts Change
Cost of products as a percentage of product revenue	61%	64%	62%	(3)	2
Cost of services and other as a percentage of services and other revenue	70%	65%	52%	5	13
Total costs as a percentage of total net revenue	62%	64%	61%	(2)	3
Research and development	17%	21%	16%	(4)	5
Selling, general and administrative	32%	41%	32%	(9)	9

Cost of products and services and other as percentage of net revenue was relatively flat from 2002 to 2003. Cost of services and other as a percentage of services and other revenue increased by 5 percentage points while cost of products as a percentage of product revenue decreased slightly from 2002. The increase in cost of services and other was driven by increased materials consumption for our service and support businesses, especially in our automated test segment. Cost of products decreased on a dollar basis primarily due to net incremental restructuring savings of $310 million, and a reduction of inventory charges. This decrease was offset by unfavorable mix and volume impacts and the unfavorable currency impact due to the weakening of the U.S. dollar. We will be focusing on moving to a more variable cost structure through the use of selective outsourcing and our variable pay programs for our employees. Cost of products and services as a percentage of net revenue increased in 2002 compared to 2001, despite decreases in the actual dollar amounts of costs, due to the steep decline in revenue we experienced in 2002. Our fixed costs relating to continued overcapacity increase as a percentage of net revenue with any decline in net revenue. Savings in dollar terms were primarily from reduced inventory charges of $386 million and net incremental restructuring savings of approximately $194 million.

Inventory charges totaled $11 million in 2003, $74 million in 2002, and $460 million in 2001. The abnormally high charges in 2001 were the result of the rapid and steep market decline that year, which caused excess inventory of then-current products and made older products obsolete. Inventory charges in 2001 spanned the vast majority of our products and particularly impacted raw materials. Inventory charges in 2002 reflected continuing weakness in some of our largest markets, particularly in the telecommunications market. We have seen a significant decline in inventory charges in 2003 compared to 2002 primarily due to our efforts to effectively manage our inventory levels.

Research and development expenses as a percentage of net revenue decreased by 4 percentage points as a direct result of net incremental savings from our restructuring efforts of approximately $220 million and decreased indirect spending of approximately $95 million in 2003. These savings were offset by increased costs due to the weakening of the U.S. dollar of approximately $30 million. Research and development expenses as a percentage of net revenue increased in 2002 compared to 2001 as a direct result of decreased revenue. Our research and development efforts focus on potential new products and product improvements covering a wide variety of technologies in communications, electronics, life sciences and chemical analysis, none of which is individually significant to our operations. At our central research facility, Agilent Laboratories, we conduct five types of research and development: basic research, which contributes to the fundamental understanding of areas anticipated to be important in the very long term; foundation technologies research, which enables fundamental advances across all businesses; communications research, which creates technologies to enable pervasive access to information; life sciences research, which enables new measurement solutions to facilitate the development of next-generation pharmaceuticals and molecular diagnostics; and measurement research, which provides critical advances in test and measurement electronics and systems. The research at Agilent Laboratories represents less than 10% of Agilent's consolidated spending on research and development and is intended to be relatively high in technical risk and to be the foundation for future products over a longer time horizon, generally five to ten years out. The majority of our research and development is nearer term and occurs in Agilent's four business segments. This research and development is aimed at improving the more than 20,000 products already in production and on new product releases. Because of the large number of new and existing products and research and development projects across all of our businesses and at Agilent Laboratories, it is difficult to quantify the impact of any specific products or projects. We are committed to bringing new products to the market and have focused our development efforts on key strategic opportunities in order to align our business with available markets and position ourselves to capture market share when the economy recovers.

Selling, general and administrative expenses as a percentage of net revenue decreased 9 percentage points in 2003 compared to 2002. Selling and general and administrative expenses declined primarily due to a decrease in goodwill amortization and impairments of $326 million. The decline was also driven in part by a decline in indirect spending of $55 million, and incremental net restructuring savings of approximately $170 million, which were partially offset by increased costs due to the weakening of the U.S. dollar. Selling, general and administrative expenses as a percentage of net revenue increased in 2002 compared to 2001, despite reductions in overall spending, due to the significant decline in net revenue. Overall our spending on selling, general and administrative expenses in 2002 was $250 million lower than in 2001 as a result of savings from the 2001 Plan, despite an increase of approximately $89 million in expense for our ERP and CRM systems.

At October 31, 2003, our headcount was 29,000 compared to 36,000 in 2002 and 41,000 in 2001. We expect to recognize additional net savings from restructuring savings throughout the first half of 2004.

Loss from Operations

	Years Ended October 31,			2003 over 2002 Change	2002 over 2001 Change
	2003	2002	2001		
		(in millions)			
Loss from operations	$(725)	$(1,607)	$(778)	55%	(107)%
Operating (deficit) margin	(12)%	(27)%	(9)%	15 points	(18) points

The loss from operations in 2003 was $725 million, a decrease of approximately $882 million. The decrease was primarily due to a decrease in goodwill amortization and impairments of $326 million, decreased spending on indirect expenses of approximately $160 million, decreased inventory charges of $63 million and net incremental savings from our restructuring plans.

Our increased loss from operations in 2002 compared to 2001 was a direct result of the decline in revenue that we experienced, as well as increases in restructuring and asset impairment charges related to restructuring. The increase of $829 million in our loss from operations in 2002 was less than 35 percent of our total revenue decline of $2,386 million.

Other Income (Expense), Net

	Years Ended October 31,			2003 over 2002 % Change	2002 over 2001 % Change
	2003	2002	2001		
		(in millions)			
Other income (expense), net	$35	$60	$301	(42)%	(80)%

Other income (expense), net generally includes interest income, interest expense, rental income, currency gain (loss) on balance sheet remeasurement, our share of income from joint ventures and equity investments and other miscellaneous items. Other income (expense), net decreased by $25 million in 2003 compared to 2002. This decrease was driven primarily by a decrease in net interest income of $17 million as interest rates and cash decreased. Other income (expense), net decreased $241 million in 2002 over 2001. This decrease primarily related to a $269 million gain for the sale of land in San Jose, California in 2001. Excluding this impact, other income (expense), net increased $28 million in 2002 compared to 2001. This net increase was primarily due to reduced losses on equity investments, increased interest income from cash deposits and reduced interest expense due to the pay down of commercial paper following the sale of our healthcare solutions business. These increases were partially offset by approximately $34 million of interest expense for our convertible debt issued in early 2002.

We sold assets related to portions of our businesses to third parties during 2003, 2002 and 2001. Gross proceeds from these dispositions were zero in 2003, $31 million in 2002 and $13 million in 2001. Gains from the dispositions, included in other income (expense), net in the consolidated statement of operations, were $5 million in 2003, $15 million in 2002 and $9 million in 2001.

Tax Valuation Allowance and Provision (Benefit) for Taxes

	Years Ended October 31,		
	2003	2002	2001
		(in millions)	
Provision (benefit) for taxes	$1,100	$(525)	$(71)

Our provision for taxes included a non-cash charge recorded during the third quarter of 2003 to establish a valuation allowance of $1.4 billion, which included approximately $0.4 billion of tax benefits recorded during the first six months of 2003, resulting in approximately $1.0 billion net tax provision recorded within provision for taxes for 2003; the valuation allowance essentially eliminated our net deferred tax assets. During the fourth quarter of 2003, we maintained a full valuation allowance on our net deferred tax assets in the U.S. and the U.K. The valuation allowance was determined in accordance with the provisions of SFAS No. 109 which requires an assessment of both positive and negative evidence when determining whether it is more likely than not that deferred tax assets are recoverable; such assessment is required on a jurisdiction by jurisdiction basis. Cumulative losses incurred in the U.S. and the U.K. in recent years represented sufficient negative evidence under SFAS No. 109 to require a full valuation allowance in these jurisdictions. We intend to maintain a full valuation allowance until sufficient positive evidence exists to support its reversal. See Accounting for incomes taxes in our Critical Accounting Policies and Estimates.

For 2003 the effective tax rate was affected by the charge for a valuation allowance. For 2002 and 2001, the effective tax benefit rate was 34 percent and 19 percent, respectively. In 2002 compared to 2001, the higher benefit rate was due to the relatively higher loss from continuing operations. Taxes on the sale of our healthcare solutions business in 2001 were reflected in gain from sale of discontinued operations.

Our future effective tax rate will continue to be calculated using our projected annual pre-tax income or loss and taxes imposed by various jurisdictions and will be affected by changes in valuation allowance, research and development tax credits, the expected level of other benefits, the effects of business acquisitions and dispositions as well as changes in the mix of our pre-tax income and losses among jurisdictions with varying statutory rates.

Segment Results

For 2003, we changed the method by which costs and operating expenses have been classified and allocated to the business segments, and we are presenting our Automated Test business as a separate segment. Prior period (loss) income from operations have been restated accordingly. Management measures the profitability of each of the business segments after excluding goodwill, other intangible amortization and items such as restructuring charges. Such items are discussed at the enterprise level above.

General Infrastructure and Shared Services

Overall we have significantly decreased our infrastructure costs primarily through our restructuring plans. We have reduced the number of employees in our workforce that provide support services such as finance, information technology and workplace services, decreased the spaces that we occupy in our sales and administrative buildings and moved some of our global shared services operations sites to lower cost regions. Incremental savings for infrastructure costs associated with restructuring plans were approximately $210 million. Cost savings related to restructuring our infrastructure were allocated to all businesses.

In addition to the restructuring programs, we implemented cost controls to reduce our indirect spending costs. We put in place new policies that provide stricter guidelines for handling business expenses such as travel, mobile phone services and usage, consulting covered by professional service agreements, supplies and equipment. We have also streamlined our procurement process by decreasing the number of vendors with which we do business in order to maximize vendor discounts with preferred suppliers. Incremental savings associated with these new processes were approximately $160 million, which were also allocated to all businesses.

Test and Measurement

Our test and measurement business provides standard and customized solutions that are used in the design, development, manufacture, installation, deployment and operation of electronic equipment and systems and communications networks and services. Our communications test solutions generated approximately two-thirds of test and measurement revenues in 2003 while our general purpose test solutions generated approximately one-third. Overall orders activity over the last 12 quarters indicates that the markets for our test and measurement products remain weak. Orders dropped dramatically during 2001 and have continued to trend more gradually downward through 2002 and 2003. Declines in all three years were generally the result of a weak market for telecommunications products and price competition.

Orders and Net Revenue

	Years Ended October 31, 2003	2002	2001	2003 over 2002 Change	2002 over 2001 Change
	(in millions)				
Orders	$2,413	$2,549	$3,569	(5)%	(29)%
Net revenue from products	$2,135	$2,219	$4,036	(4)%	(45)%
Net revenue from services and other	394	393	511	0%	(23)%
Total net revenue	$2,529	$2,612	$4,547	(3)%	(43)%
(Loss) income from operations	(315)	(710)	52	56%	N/M(a)
Operating margin (deficit)	(12)%	(27)%	1%	15 points	(28) points

(a) Not meaningful

The decrease in orders in 2003 compared to 2002 was affected by low order volume in the first quarter due to the acceleration of orders that occurred in the fourth quarter of last year and the overall weak economy. Generally, our decline in orders performance has been driven by the continued deterioration of the wireline communications market, pricing pressures, the competitive pressures of the used equipment market and continued reduction in capital expenditure spending by telecommunications providers. We saw strong performance in our wireless handset test business offset by continued weakness in the wireless infrastructure market. We saw some weakness in aerospace defense compared to a year ago (down 7 percent) as U.S. customers focused on military operations rather than equipment modernization. General purpose test showed signs of a recovery driven by rising demand for our new high-end oscilloscope product lines yet ended the year down 4 percent from one year ago because of relative weakness in services and support. The decrease in 2002 over 2001 was the result of a weak market for telecommunications products.

Net revenue of $2,529 million for 2003 declined 3 percent compared to 2002, essentially following the same trends as orders. The decline in net revenue for 2003 compared to 2002 was primarily the result of the slowdown in the telecommunications industry partially offset by favorable currency impact of $53 million. Looking ahead, approximately 30 percent of our test and measurement business' revenues are tied to consumer electronics, primarily wireless test. The decline in net revenue for 2002 compared to 2001 was primarily due to deterioration of the telecommunications market. The slowdown was particularly sharp in the second half of 2001 as we became increasingly dependent on incoming orders, which declined in virtually all of the product lines of our test and measurement businesses. Net revenue from services and other primarily remained unchanged in 2003 compared to 2002 while net revenue from products dropped about 4 percent due to the weak telecommunications market. Net revenue from services and other declined less dramatically than product revenue in 2002 compared to 2001 despite customers increasingly moving away from contracts and towards service on a time-and-materials basis; service revenue is generally more stable than product revenue in difficult market conditions.

Costs and Expenses

The following table shows the percentage point (decrease)/increase in our test and measurement business' costs and expenses as a percentage of net revenue for 2003 versus 2002 and 2002 versus 2001.

(Decrease)/Increase as a % of Net Revenue	2003 over 2002 Ppts Change	2002 over 2001 Ppts Change
Cost of products and services	(4)	7
Research and development	(5)	8
Selling, general and administrative	(5)	13

Over the past two years, we have implemented cost reduction and restructuring plans to help the company achieve a $1.45 billion operating cost structure. Our test and measurement segment ended 2003 with approximately 11,900 employees, a decrease of approximately 3,900 employees from one year ago and 7,100 employees from two years ago. We have transferred our manufacturing lines to lower cost regions, scaled down various manufacturing sites and increased the level of outsourcing of production of our products. Our restructuring efforts provided approximately $378 million of savings. We also reduced our indirect expenses by $61 million, or 17 percent in 2003 compared to 2002.

Cost of products and services as a percentage of net revenue decreased in 2003 over 2002 primarily due to consolidation of manufacturing sites, transfer of some manufacturing lines from Sonoma, California to Penang, Malaysia, and outsourcing of production activities such as the printed circuit assembly boards. Overall, our restructuring efforts provided $140 million of savings. The decrease was also attributable to $62 million of reduced inventory charges. These reductions were offset by a $41 million increase due to changes in the mix of products we sold from relatively higher margin to relatively lower margin offerings, erosion in average selling prices, and an unfavorable currency impact of $21 million. The increase in 2002 compared to 2001 was primarily due to an overall decrease in net revenue offset by a decrease of $205 million in inventory charges. Inventory charges totaled $8 million in 2003 compared to $69 million in 2002 and $275 million in 2001. Inventory charges in 2003 were primarily the result of decisions made to discontinue or exit several weak product families in the wireline market as we continued to rebalance our business portfolio. Inventory charges in 2002 primarily affected optical communications measurement products, inventory and raw materials. Inventory charges in 2001 resulted from the rapidly deteriorating conditions in the telecommunications and electronics markets, which hastened the obsolescence of older products; the charges affected parts for the majority of all product types.

Research and development expense as a percentage of net revenue decreased in 2003 from 2002. On a dollar basis, expenses were down 25 percent, predominantly due to $132 million of restructuring savings and a $23 million reduction in indirect expenses. We have achieved some market share gains resulting from new product introductions such as our high-end oscilloscopes. We expect that much of our future growth will be generated through growing markets such as the wireless test markets. Research and development expense as a percentage of net revenue increased in 2002 from 2001 due to the overall decrease in net revenue. On a dollar basis, expenses were down 10 percent for the year, predominantly as a result of restructuring savings and from delays and reductions in the rate and number of new product introductions.

Selling, general and administrative expenses as a percentage of net revenue decreased in 2003 compared to 2002 due to $106 million in restructuring savings, efficiencies gained from our ERP implementation and $45 million reduction in indirect expenses. We expect further savings once we actually complete our ERP implementation and are able to eliminate some of the costs associated with maintaining multiple systems. These reductions were partially offset by an unfavorable currency impact of $42 million. On a dollar basis in 2003, expenses were down 15 percent. Selling, general and administrative expenses as a percentage of net revenue increased in 2002 compared to 2001 due to the overall decrease in net revenue. On a dollar basis in 2002, expenses were down 18% compared to 2001 due to restructuring savings.

(Loss) Income from Operations

Losses decreased by $395 million in 2003 compared to 2002 even as net revenue declined 3%. Aggressive restructuring resulted in favorable comparable results, mainly driven by restructuring savings and lower inventory charges. These favorable results were offset slightly by reduced revenue and changes in the mix of products we sold, from relatively higher margins to relatively lower margin offerings. The restructuring plans contributed approximately $378 million in savings and headcount was reduced by 25 percent in 2003. Savings resulted from reductions in employee-related costs and from shifting manufacturing and sales into lower-cost geographic regions. We anticipate further headcount reduction in test and measurement throughout the first half of 2004 until completion of the restructuring programs currently underway. Reduced revenue also drove the loss from operations in 2002 compared to 2001; weak sales overcame significant new product wins and restructuring savings during 2002.

Automated Test

Our automated test segment provides test system solutions that are used in the manufacture of semiconductor devices and printed circuit assemblies. Our test solutions enable electronics designers and manufacturers to reduce the design to production cycle, lower manufacturing cost of test, confirm the functional quality of their devices and of their manufacturing processes, and accelerate the high-volume delivery of their products. Following the industry bubble of 2000, the main driver of our customers' business has visibly shifted from communication, IT, networking, and internet infrastructure to consumers who are driving the market for PC's, cell phones, electronic games, and similar consumer electronics. Orders and net revenue have trended upward. The second half of 2003 showed marked improvement in our loss from operations. We are seeing strength, particularly in the semiconductor test markets, based on design wins we have achieved and due to the extent to which our installed product base is being used.

Orders and Net Revenue

	Years Ended October 31,			2003 over 2002 Change	2002 over 2001 Change
	2003	2002	2001		
	(in millions)				
Orders	$845	$745	$ 452	13%	65%
Net revenue from products	$604	$572	$ 727	6%	(21)%
Net revenue from services and other	151	134	158	13%	(15)%
Total net revenue	$755	$706	$ 885	7%	(20)%
Loss from operations	(34)	(70)	(128)	51%	45%
Operating deficit	(5)%	(10)%	(14)%	5 points	4 points

Semiconductor test equipment markets grow when new customer products requiring new test capability achieve volume production. Orders in 2003 increased compared to 2002 primarily due to increasing strength in the semiconductor test market as customers started to build increased production capacity for next generation devices. This increase was mainly driven by demand for customer products in computation (PC chip sets, graphics) and networking, digital consumer products and wireless products. In the fourth quarter of 2003, our automated test segment reached its highest level of quarterly orders since the fourth quarter of 2000 and has continued to achieve market growth through design wins. We anticipate that this upturn in the second half of 2003 may be the beginning of a recovery.

The growth in orders for 2002 compared to 2001 was mainly driven by design wins in the U.S. and by expanded production in the SCMs (Semiconductor Contract Manufacturers) in Asia, particularly for our SOC (system-on-a-chip) business. Growth was also driven by the IDMs (Integrated Design Manufacturers). We introduced the V4400 Flash Memory product (new generation platform for Flash memory test) in 2001 which contributed to the 2002 growth of the Flash memory test business. Orders in 2001 were adversely impacted by $215 million cancellations at the end of the strong market cycle in 2000.

The increase in net revenue for 2003 compared to 2002 was the result of increased sales of our products across the board in semiconductor test (flash memory, system-on-a-chip) and electronic manufacturing test markets. Semiconductor test grew seven percent and electronic manufacturing test also grew seven percent. Support and services revenue increased 13 percent. Support and services includes the sale of up-time support for hardware and software, and the sale of services (training, application development and test consulting), for new installations and our installed base.

Net revenue in 2002 compared to 2001 decreased by 20 percent. Net revenue in 2001 included $93 million for the sale of the lease portfolio to CIT. Net revenue from our semiconductor test products (without the leasing impact) showed a two-percent increase driven by SOC and flash memory products. Although service and support net revenue declined 15 percent from 2001, the share of total net revenue increased to 19 percent from 18 percent in 2001. Net revenue from our electronic manufacturing test products declined 50 percent from 2001. Service revenue tends to be more stable than product revenue because service revenues reflect services offered on an installed base of products, which does not shift as quickly as orders or revenue for products and furthermore, support revenue is recognized over the life of the service contract. Service revenue declined in 2002 following the decline in product orders during 2001. Support revenue lags hardware sales due to the warranty period following hardware sales and the method of revenue recognition. Support and services contracts sold with systems during the industry boom of 2000 were recognized as revenue ratably over the subsequent 12 months, resulting in support and service revenue growth in 2001. System sales declined in 2001 and service revenue decreased in 2002. The second half of 2002 saw strong hardware sales.

Costs and Expenses

The following table shows the percentage point (decrease)/increase in our automated test segment's costs and expenses as a percentage of net revenue for 2003, 2002 and 2001.

(Decrease)/Increase as a % of Net Revenue	2003 over 2002 Ppts Change	2002 over 2001 Ppts Change
Cost of products and services	2	(10)
Research and development	(2)	2
Selling, general and administrative	(6)	3

As a part of the effort to achieve a company break-even cost structure, our automated test segment ended this fiscal year with approximately 2,300 employees, a decrease of approximately 500 employees from one year ago and 1,000 employees from two years ago. The automated test segment does not anticipate the need for further workforce reductions.

Cost of products and services as a percentage of net revenue increased in 2003 compared to 2002. Savings from cost controls, and efficiencies from outsourcing to contract manufacturers were offset by the mix of products and competitive pricing pressure. In 2002, IDMs, design houses, and contract manufacturers focused on buying technology capability through high margin testers. However in 2003, as we saw signs of economic recovery, they have started adding capacity and are starting to buy more focused cost effective systems. Discount increases affected the majority of our products and were the result of pressure from competitors and customers in the face of a tough economy.

Cost of products and services as a percentage of net revenue decreased in 2002 compared to 2001 primarily due to the $90 million of inventory charges in 2001.

We sold $8 million of inventory in 2003 that was previously reserved compared to $4 million in 2002. The reduction in inventory charges for 2003 and 2002 is the result of sales of inventory previously written off in our semiconductor test product lines and due to our efforts to effectively manage our inventory levels.

Research and development expenses as a percentage of net revenue decreased two percentage points from 2002. On a dollar basis expenses were down four percent for the year. The decrease in research and development was due to aggressive cost controls put in place, which focused our efforts on more strategic opportunities to align our business with available markets. The increase in research and development expenses as a percentage of net revenue in 2002 compared to 2001 was due to the revenue decline exceeding the decline in research and development. On a dollar basis, research and development decreased 11 percent from 2001.

Selling, general and administrative expenses as a percentage of net revenue decreased six percentage points in 2003 compared to 2002, while on a dollar basis, expenses were down nine percent. The decrease reflects our success in controlling discretionary spending. In 2002, selling, general, and administrative expenses as a percentage of net revenue were up compared to 2001. The increase in selling, general, and administrative expenses as a percentage of net revenue in 2002 compared to 2001 was due to the revenue decline exceeding the decline in selling, general and administrative expenses. On a dollar basis, selling, general, and administrative expenses decreased 14 percent from 2001.

Loss from Operations

In 2003, our automated test segment reduced operating losses by 51 percent compared to 2002 while revenue increased 7 percent. Automated test returned to profitability in the second half of 2003 from one year ago. The reduction in loss from operations in 2003 compared to 2002 was primarily due to higher net revenue and reduced spending resulting from our cost reduction measures. In addition, operational efficiencies arising from outsourcing to contract manufacturers contributed to the return to profitability in the second half and improvement for the year. The reduction in loss from operations in 2002 compared to 2001 was primarily due to the fact that we had no inventory write-offs, and to our restructuring efforts. The success of restructuring helped offset the 20 percent decline in net revenue.

Semiconductor Products

Our semiconductor products business is a leading supplier of semiconductor components, modules and assemblies for high performance communications systems. We design, develop and manufacture products for the networking and personal systems markets. Our networking products include fiber optic transceivers for sending and receiving data over high-speed networks and integrated circuits ("ICs") for enterprise storage and networking. Our personal systems products are used in mobile phones, optical mice, flat panel displays, printers and plasma televisions. In 2003 and 2002, about two-thirds of the semiconductor products business came from customers in consumer electronics markets.

Overall, we experienced broad-based growth in our semiconductor products business, reflective of the upturn that we have seen in the worldwide semiconductor market as well as our success in the mobile phone market and enterprise storage and networking market. Orders, on average, have been trending upward over the last 12 quarters, with average quarterly orders increasing from $323 million in 2001, to $392 million in 2002, to $413 million in 2003. These orders, though, have been subject to continued pricing pressures. Even with these pressures, we returned to profitability in our seasonally strong fourth quarter of 2003 due to our restructuring activities and continued cost control measures.

Orders and Net Revenue

	Years Ended October 31, 2003	2002	2001	2003 over 2002 Change	2002 over 2001 Change
	(in millions)				
Orders	$1,652	$1,568	$1,290	5%	22%
Net revenue	$1,586	$1,559	$1,850	2%	(16)%
Loss from operations	(59)	(115)	(222)	49%	48%
Operating deficit	(4)%	(7)%	(12)%	3 points	5 points

Orders for our semiconductor products in 2003 increased by 5 percent over 2002. In 2003, orders for the personal systems market grew by 3 percent, primarily driven by increased orders for our embedded camera modules, FBAR duplexers and E-pHEMT power modules for mobile phones. By the fourth quarter of 2003, we were producing more than 2 million FBAR duplexers per month, compared to one million per month at the end of 2002, and over one million E-pHEMT power amplifiers per month, with insignificant production at the end of 2002. In addition, orders for optical mice showed significant growth over last year. Orders for our couplers also were strong in 2003. As expected, orders for hardcopy application specific integrated circuits ("ASICs"), dropped sharply throughout the year. Excluding hardcopy ASICs, the personal systems market grew by 23 percent compared to 2002. Within our networking market, orders grew 10 percent compared to 2002, driven by strength in networking ICs and modest growth in fiber optics. Networking ICs orders were driven by strong growth in storage and networking ASICs and Application-Specific Standard Products ("ASSPs"). In fiber optics we saw strong demand for our Ethernet products and received orders from new customers for our Fibre Channel transceivers sold primarily to storage networking customers.

The overall increase in orders for 2002 compared to 2001 was the result of growth in our personal systems products, partially offset by reductions in our networking products. In personal systems, we saw orders growth of 50 percent for our imaging products and 33 percent for general optoelectronic components while orders for our wireless products were flat from the prior year. The growth in our imaging products benefited from an unexpected one-time increase in these ASIC orders from Hewlett-Packard in 2002 when some of their other suppliers failed to meet demand and we were able to capture additional business. In networking, our optical products declined 11 percent compared to 2001 while our smaller overall orders for integrated circuits grew 20 percent.

Revenue was up 2 percent in 2003 compared to 2002. Moreover, revenues increased each quarter from the first quarter through the fourth quarter in 2003. The growth was driven by strength in the camera modules used in mobile phones and optical mice products, wireless components, networking ASICs, and couplers. Currency had a favorable impact on revenue growth as well. This growth, however was offset in part by the decline in hardcopy ASIC products. Semiconductor markets remained highly competitive resulting in the erosion of average selling prices across all product lines.

Fiscal years 2001 and 2002 were periods of declining orders and revenues due to end market decrease in demand. Non-recurring royalty revenue relating to changes in our agreement with Adaptec Inc. in 2001 also contributed $35 million to the decrease in the comparison between 2002 and 2001. No individual new product had a material impact on results in 2002.

Revenue from sales to Hewlett-Packard, consisting primarily of hardcopy ASICs and motion control products, represented 20 percent of the business' total net revenue for 2003, down from 33 percent in 2002 and 31 percent in 2001. The previously-mentioned decline in the Hewlett-Packard hardcopy ASICs business and growth in other products caused revenue from Hewlett-Packard sales to drop as a percentage of total net revenues. We expect this decline to continue into 2004. However, we are offsetting this reduction with growth in existing mobile and networking products and new product introductions to other customers.

Looking forward to 2004, we anticipate order and revenue growth across a wide-range of products in our personal systems and networking markets. In the personal systems market, demand for consumer products, such as mobile phones, is expected to drive growth in our camera modules, analog front-end modules, and optoelectronic components. On the networking side, networking ASICs and ASSPs should benefit from expected growth in enterprise storage and networking in 2004.

Costs and Expenses

The following table shows the percentage point increase or decrease in our semiconductor products business' costs and expenses as a percentage of its net revenue for 2003 versus 2002 and 2002 versus 2001.

Increase/(Decrease) as a % of Net Revenue	2003 over 2002 Ppts Change	2002 over 2001 Ppts Change
Cost of products	2	(6)
Research and development	(4)	–
Selling, general and administrative	(2)	1

Over the past two years we have implemented cost-reduction and restructuring plans to return us to profitability and attain operational excellence. We shut down several fabrication facilities in the United States and Europe and moved to a flexible, variable cost structure, with more than 70 percent of our manufacturing outsourced. We reduced indirect expenses by $37 million, or 17 percent, in 2003 compared to 2002. Other cost control actions include the reduction of direct material costs, the cancellation of several long-term research and development projects, and system savings generated by full implementation of the ERP system as multiple outdated systems were turned off. In 2003 and 2002, we reduced average headcount by 13 percent per year compared to 2002 and 2001, respectively. Overall savings from restructuring in 2003 totaled about $400 million for the full year and in 2002 totaled $250 million for the full year.

Cost of products as a percentage of net revenue increased slightly in 2003 compared to 2002, as restructuring savings, lower infrastructure costs, and better yields on new products were offset by erosion in our average selling prices. The rate of erosion was relatively stable in all product lines. The erosion of average selling prices of established products is typical of the industry and improvements in pricing must be based on new products. Consistent with trends in the semiconductor markets, we anticipate that average-selling prices will continue to deteriorate in 2004. However, as part of our normal course of business, we plan to offset this deterioration with ongoing cost reduction activities and new product introductions. The decrease in cost of products as a percentage of net revenue in 2002 compared to 2001 despite overall reduced revenue was a direct result of the 2001 Plan; savings from restructuring reduced total cost of products by approximately $170 million for the year.

The sale of previously-written-down inventory, due to unanticipated demand for products previously considered to be unmarketable, also impacted the comparison. Specifically, in 2003 we sold $5 million in inventory that we had previously written down. This inventory was for general fiber optics, image sensors, and base optoelectronic products. However, in 2002 we sold $18 million of previously-written-down inventory, primarily for imaging and navigation, general fiber optics, telecom fiber optics, and hardcopy ASICs products. In 2001, we had inventory charges of $83 million due to the dramatic decline of market conditions; the charges affected raw materials used in all of our major products, including imaging and navigation, telecom fiber optics, general fiber optics, hardcopy ASICs and couplers.

The decrease in research and development expenses and selling and general administrative expenses as a percentage of net revenue in 2003 compared to 2002 was primarily a result of restructuring efforts, lower infrastructure costs, and the previously mentioned cost control activities. As mentioned above, we also experienced cost savings from the implementation of our ERP system. In spite of these actions, investments are being focused on key markets. Research and development and selling and general administrative expenses as a percentage of net revenue were flat for 2002 compared to 2001.

Loss from Operations

The 2003 operating loss of $59 million improved by $56 million compared to 2002, even though revenue increased by only $27 million. The improvement in operating results was primarily the result of the previously-mentioned restructuring and cost reduction activities and increased demand for new products, which offset erosion in our average selling prices. The reduced loss from operations in 2002 compared to 2001 was the result of reduced inventory charges and our cost containment measures.

Life Sciences and Chemical Analysis

Our life sciences and chemical analysis business provides application-focused solutions that include instruments, software, consumables and services that enable customers to identify, quantify and analyze the physical and biological properties of substances and products. Overall, orders grew 2 percent in 2003 compared to 2002. In the first half of this fiscal year, order performance was negatively impacted by weakness in the U.S., uncertain geopolitical conditions, and conservative capital spending from our pharmaceutical customers. Orders performance improved in the second half of this fiscal year, resulting from a recovery across our markets. In 2003, the primary driver for growth in life sciences product revenue was the strong acceptance of new products. The primary driver of revenue growth in chemical analysis for 2003 was Asian economic development, and an improvement in our markets in the second half of this fiscal year.

Orders and Net Revenue

	Years Ended October 31,			2003 over 2002	2002 over 2001
	2003	2002	2001	Change	Change
	(in millions)				
Orders	$1,174	$1,151	$1,103	2%	4%
Net revenue from products	$ 915	$ 884	$ 872	4%	1%
Net revenue from services and other	271	249	242	9%	3%
Total net revenue	$1,186	$1,133	$1,114	5%	2%
Income from operations	148	140	92	6%	52%
Operating margin	12%	12%	8%	–	4 points

The increase in orders in 2003 compared to 2002 was driven by growth in both Asia and in new technology areas such as gene expression and bioconsumables. Although purchases from large pharmaceutical customers improved in the second half of 2003, customer spending remained mixed. In our chemical analysis business, the primary driver of growth was Asian government spending on infrastructure. Orders in Asia grew 17% this year, primarily for products in environmental and foods markets. We expect that recently released and planned new products will continue to produce orders growth in the coming year.

The increase in orders in 2002 compared to 2001 was the result of the overall orders growth in both our chemical and life sciences business. Orders growth in the chemical analysis markets resulted from U.S. government spending in homeland security and Asian government spending on infrastructure. In our life science markets, new technologies drove improved order performance.

Revenue grew five percent in 2003 compared to 2002. The increase in revenues resulted from growth in Asia, gene expression products and currency effects, offset by a weak first half performance in the U.S. In life sciences, increased revenue was driven by our introduction of new technologies. Our chemical analysis markets continue to grow, driven by Asian government spending on infrastructure. The increase in net revenue for 2002 compared to 2001 was the result of increased sales of our products in both the life science and chemical analysis markets. In life sciences, increased revenue was driven by growth in new technology areas such as microarray and chemchips, but overall weakness in pharmaceutical industry spending continued. Growth in the chemical analysis markets was driven by U.S. government spending on homeland defense and Asian government spending on infrastructure.

Costs and Expenses

The following table shows the percentage point decrease in our life sciences and chemical analysis business' costs and expenses as a percentage of its net revenue for 2003 versus 2002, and 2002 versus 2001.

Decrease as a % of Net Revenue	2003 over 2002 Ppts Change	2002 over 2001 Ppts Change
Cost of products and services	–	(2)
Research and development	–	–
Selling, general and administrative	–	(2)

During 2003, our life sciences and chemical analysis business enacted selective restructuring actions, which were not a significant part of Agilent's restructuring plans. Cost of products and services as a percentage of net revenue was flat for 2003 compared to 2002. Savings from restructuring programs were offset by increases in wages, restoration of full pay, and information technology expenses associated with our ERP implementation. Cost of products and services as a percentage of net revenue was down slightly in 2002 compared to 2001 due to tight expense management and cost reductions, improved management of inventories and reductions in infrastructure expenses.

Inventory charges totaled $3 million in 2003 compared to $5 million in 2002 and $12 million in 2001. The slightly increased inventory charge run rate in 2001 compared to 2003 and 2002 was due to product obsolescence and some consolidation of our warehouses to increase efficiency.

Research and development expenses as a percentage of net revenue were flat across all periods. We maintained our spending in research and development in line with our strategy of making investments in our markets. Selling, general and administrative expenses as a percentage of net revenue were flat in 2003 compared to 2002. Savings from restructuring activities was offset by wage increase, restoration of full pay, and ERP implementation expenses. Decrease in selling, general and administrative expenses as a percentage of net revenue for 2002 compared to 2001 reflected our efforts to reduce cost structures and discretionary expenses.

Income from Operations

The increase in income from operations in 2003 compared to 2002 was primarily due to increase in revenue. Operating profit as a percentage of revenue was flat in 2003 compared to 2002. Increased expenses from wage increases, restoration of full pay, and ERP implementation was offset by savings generated from our restructuring activities. The increase in income from operations in 2002 compared to 2001 was primarily due to increased revenue and continued cost controls.

Healthcare Solutions — Discontinued Operations

Our healthcare solutions business has been classified as a discontinued operation. The table below shows the results of our healthcare solutions business before general overhead allocations and net of the costs of divestiture. Results for the year ended October 31, 2001 include operations from November 1, 2000 to May 31, 2001, the measurement date in accordance with APB No. 30. The net loss from discontinued operations of $58 million for the two-month period following our May 31, 2001 measurement date was included in the gain from sale of discontinued operations. The after-tax gain resulting from the sale of our healthcare solutions business including this loss was $646 million.

The following table shows the detailed results of operations of our discontinued healthcare solutions business for 2001. These results are also included in our consolidated statement of operations as net income from discontinued operations for the year ended 2001.

	Year Ended October 31, 2001(a)
	(in millions)
Net revenue	$765
Costs and expenses	747
Income from discontinued operations	18
Other income (expense), net	3
Income from discontinued operations before taxes	21
Provision for taxes	15
Net income from discontinued operations	$ 6

(a) Includes operations from November 1, 2000 to May 31, 2001, the measurement date.

Financial Condition

Liquidity and Capital Resources

Our financial position remained strong at October 31, 2003, with cash and cash equivalents of $1,607 million.

Net Cash Used in Operating Activities

We used cash from continuing operations of $144 million in 2003 compared to $585 million used in 2002. We spent $379 million on restructuring activities in 2003, primarily in the form of severance payments, compared to $235 million in fiscal 2002. We generated cash from continuing operations of $229 million in the last quarter of 2003 including $82 million spent on restructuring activities. We expect to generate cash from continuing operations in 2004 even after our investments in property, plant and equipment.

In 2003, accounts receivables generated cash of $55 million versus cash used of $139 million in 2002. In 2003, accounts payable generated cash of $74 million versus cash used of $89 million in 2002. Cash generated from inventory was $169 million in 2003 compared to $244 million in 2002. Inventory days on hand were relativity flat as of the end of 2003 and 2002 at 93 and 92 days, respectively.

We used $91 million of cash in 2003 to fund our U.S. defined benefit plan and contributed $127 million to our international defined benefits plans. Cash contributions in 2003 were approximately $29 million or 15 percent greater than in 2002. In 2004, we expect our various benefit plan funding requirements to decrease. Our annual contributions are highly dependent on the relative performance of our assets versus our projected liabilities, among other factors. If the value of our assets increases relative to our future projected obligations, we will make smaller contributions to maintain our funded status.

In accordance with SFAS No. 142 in the first quarter of 2003, we ceased recording amortization expense for goodwill. Approximately $326 million of goodwill amortization was recorded in 2002 and none in 2003. This is the primary cause of the decline of depreciation and amortization, which decreased from $735 million in 2002 to $362 in 2003. We had a non-cash charge of $268 million related to the adoption of SFAS No. 142 in the first quarter of 2003.

Our provision for income taxes for 2003 included $1.0 billion net tax provision related to a valuation allowance charge. See Note 4, "Tax Valuation Allowance and Provision (Benefit) for Taxes" in Item 15 of this report for further information on income taxes and the valuation allowance. Tax refunds of approximately $131 million were received in 2003. We also paid income taxes in some jurisdictions, amounting to $122 million in 2003.

Net Cash Used in Investing Activities

Net cash used in investing activities for 2003 was $203 million compared to $71 million in 2002. Investments in property, plant and equipment continue to decrease to $205 million, a decrease of $96 million. The majority of the property, plant and equipment purchases were related to our investments in information technology programs such as the ERP and CRM systems and the development of our website. The total cash outlays for these three initiatives were $209 million in 2003 compared to $281 million in 2002 and $164 million in 2001. We estimate the total cash outlays in 2004 for these initiatives will be approximately $72 million. In 2002, we received a lease prepayment of $237 million. Cash used for investments in property, plant and equipment has decreased driven by our overall strategy of tight spending controls and cash conservation.

Net Cash Provided by Financing Activities

Net cash generated by financing activities for 2003 was $110 million compared to $1,243 million in 2002. In the first quarter of 2002, we borrowed $1,123 million, net of issuance costs, under a private offering of three percent senior convertible debenture due 2021. In December 2004, we have an option to redeem the debt in cash. If we choose to redeem the debt, the holders may elect to receive common stock at the initial conversion price of $32.22 per share in place of cash. Holders of the debentures have an option to require us to repurchase debentures, in whole or in part, on December 1 in each of 2006, 2011 and 2016.

Other

We have contractual commitments for non-cancelable operating leases and vendor financing arrangements with CIT. We provide lease guarantees on these financing arrangements and we have no other material guarantees or commitments. See Note 16, "Other Accrued Liabilities" in Item 15 of this report for further information on our non-cancelable operating leases.

Our liquidity is affected by many factors, some of which are based on normal ongoing operations of our business and some of which arise from fluctuations related to global economics and markets. Our cash balances are generated and held in many locations throughout the world. Local government regulations may restrict our ability to move cash balances to meet cash needs under certain circumstances. We do not currently expect such regulations and restrictions to impact our ability to pay vendors and conduct operations throughout our global organization.

On February 7, 2003 Standard and Poor's Rating Services lowered its corporate credit and senior note ratings for Agilent to "speculative grade" status, from BBB minus to BB. On May 22, 2003 Moody's Investors Service downgraded our senior unsecured convertible notes rating from Baa2 to Ba2. Moody's also assigned our company a first time senior implied rating of Ba2. Both Moody's and

S&P attached a "negative outlook" to their ratings. The downgrades do not have any immediate material impact on our liquidity as we do not have any outstanding credit facilities nor do we anticipate any third party funding needs in the near future. There are no financial covenants related to our senior unsecured convertible notes. We believe that our current cash and cash equivalents and other financing capabilities will be sufficient to satisfy our working capital, capital expenditure and other liquidity needs for 2004.

Off Balance Sheet Arrangements

In the normal course of business, we enter into contractual commitments to purchase materials and components from suppliers in exchange for favorable pricing or more beneficial terms. These non-cancelable purchase obligations for materials were not material as of October 31, 2003.

Risks, Uncertainties and Other Factors That May Affect Future Results

Our operating results and financial condition could be harmed if the industries into which we sell our products, remain depressed or do not continue to recover.

The economic downturn resulted in reduced purchasing in many of the markets that we serve worldwide. The communications industry, especially wireline communications, remains in a downward cycle characterized by diminished product demand, excess manufacturing capacity and the increasing erosion of average selling prices. Recently several segments of the semiconductor and electronics industries stabilized and demonstrated growth in the most recent quarter. However, the sustainability of this market recovery during the next year is uncertain and demand in our markets remains volatile so the underlying trend is uncertain. Pricing pressures and competition remain intense, which could reduce our gross margins and could require us to implement additional cost cutting measures to sustain profitability.

Visibility into our markets is limited. Any decline in our customers' markets or in general economic conditions would likely result in a reduction in demand for our products and services. In addition, if our customers' markets decline, we may not be able to collect on outstanding amounts due to us. Such decline could harm our consolidated financial position, results of operations, cash flows and stock price, and could limit our ability to reach our goals for sustaining profitability. Also, in such an environment, pricing pressures could intensify, and if we were unable to respond quickly enough this could further reduce our gross margins. Finally, we may be required to secure additional debt or equity financing at some time in the future, and we cannot assure you that such financing will be available on acceptable terms when required. In particular, on February 7, 2003, Standard and Poor's Ratings Services lowered its corporate credit and senior note ratings for us to "speculative grade" status, from BBB minus to BB, with a negative rating outlook and on May 22, 2003, Moody's Investor Service downgraded our senior unsecured convertible notes rating from Baa2 to Ba2 and assigned us a first time senior implied rating of Ba2, with a negative rating outlook. If these ratings are not upgraded or are further downgraded, we would be required to pay a higher interest rate for future borrowing needs and we may have stricter terms.

The actions we took in response to the reduced demand for our products and services could have long-term adverse effects on our business.

Beginning in the third quarter of 2001, our revenue started declining. To scale back our operations and to reduce our expenses in response to this decreased demand for our products and services and lower revenue, we reduced our workforce, froze hiring, cut back significantly on our use of temporary workers and reduced discretionary spending. We also initiated short-term facility closures to reduce production levels.

In calendar year 2001, we announced plans to reduce our workforce by approximately 8,000 people. This reduction was substantially completed at the end of the fourth quarter of 2002. In

August 2002, we announced approximately 2,500 additional job cuts and in February 2003 another 4,000, which are substantially complete. About 7,000 employees left the company in fiscal year 2003, including approximately 1,000 in the fourth quarter, which numbers include workforce reductions, attrition, divestitures and other departures.

There are several risks inherent in our efforts to transition to a reduced cost structure. These include the risk that we will not be able to reduce expenditures quickly enough and hold them at a level necessary to sustain profitability, and that we may have to undertake further restructuring initiatives that would entail additional charges. For example, prior to the third quarter of 2002, we had not anticipated the necessity for the further restructuring initiatives to reduce costs by another $50 million per quarter; nor did we anticipate prior to the first quarter of 2003 that we would need to expand our restructuring measures to reduce costs by an additional $125 million per quarter. In addition, our delay in restructuring savings, especially in our non-people-related costs, adversely affected our results for the second quarter of 2003. If we are not able to reduce our non-people-related costs in accordance with our previous plans, we may have to further reduce our workforce. There is also the risk that cost-cutting initiatives will impair our ability to effectively develop and market products, to remain competitive in the industries in which we compete and to operate effectively. Each of the above measures could have long-term effects on our business by reducing our pool of technical talent, decreasing or slowing improvements in our products, making it more difficult for us to respond to customers, limiting our ability to increase production quickly if and when the demand for our products increases and limiting our ability to hire and retain key personnel. These circumstances could cause our income to be lower than they otherwise might be.

Failure to adjust our purchases due to changing market conditions or failure to estimate our customers' demand could adversely affect our income.

Our income could be harmed if we are unable to adjust our purchases to market fluctuations, including those caused by the seasonal or cyclical nature of the markets in which we operate. The sales of our products and services are dependent, to a large degree, on customers whose industries are subject to cyclical trends in the demand for their products. During a market upturn, our results could be materially and adversely impacted if we cannot increase our purchases of supplies or components parts quickly enough to meet increasing demand for our products. In addition, some of the parts that require custom design are not readily available from alternate suppliers due to their unique design or the length of time necessary for design work. Should a supplier cease manufacture of such a component, we would be forced to reengineer our product. In addition to discontinuing parts, suppliers may also extend lead times, limit supplies or increase prices due to capacity constraints or other factors. By contrast, in order to secure components for the production of products, we may continue to enter into non-cancelable purchase commitments with vendors, or at times make advance payments to suppliers, which could impact our ability to adjust our inventory to declining market demands. Prior commitments of this type have resulted in an excess of parts as demand for our communications, semiconductor and electronics products has decreased. For example, in the year ended October 31, 2001, we incurred approximately $460 million of inventory-related charges, and in the twelve months ended October 31, 2002, we incurred approximately another $74 million in inventory-related charges. If demand for our products is less than we expect, we may experience additional excess and obsolete inventories and be forced to incur additional charges.

We are continuing to implement new information systems, and problems with the design or implementation of these new systems have interfered and could further interfere with our operations.

We are in the process of implementing new information systems to eventually replace our current systems, which are largely based on legacy systems that were created when we were a part of Hewlett-Packard. As a part of this effort, we are implementing new enterprise resource planning software and other software applications to manage our business operations. We may not be successful in implementing these new systems and transitioning data. For example, following the first phase of our enterprise resource planning software implementation, we experienced difficulties in providing customer quotes and in acknowledging and shipping customer orders. Although we believe that we have identified, to a large extent, the problems associated with the implementation and that the system is now stabilizing, new problems could arise that we have not foreseen. During 2004, we plan to continue implementation at additional sites. As we continue our implementation and add additional functionality, our operations could be further disrupted. Such disruptions could adversely impact our ability to do the following in a timely manner: provide quotes, take customer orders, ship products, provide services and support to our customers, bill and track our customers, fulfill contractual obligations and otherwise run our business. As a result, our financial position, results of operations, cash flows and stock price could be adversely affected. In addition, our future revenue and profit projections could be inaccurate if we have misjudged the realization of potential future savings from the new systems.

Fluctuations in our quarterly operating results may cause volatility in the price of our common stock and the senior convertible debentures.

Given the nature of the markets in which we participate, we cannot reliably predict future revenue and profitability. Our quarterly sales and operating results have become highly dependent on the volume and timing of orders received during the quarter, which are difficult to forecast. These results are also dependent on the seasonal and cyclical nature of our end markets such as consumer electronics, including cell phones. For example, throughout 2002, the continued low levels of orders significantly affected our ability to efficiently plan production and inventory levels, which led to fluctuations in operating results. In addition, a significant portion of our operating expenses is relatively fixed in nature due to our significant sales, research and development and manufacturing costs. If we cannot adjust spending quickly enough to compensate for a revenue shortfall, this may magnify the adverse impact of such revenue shortfall on our results of operations. Fluctuations in our operating results may cause volatility in the price of our common stock and the debentures.

Our income may suffer if demand does not match our manufacturing capacity.

Because we cannot immediately adapt our production capacity and related cost structures to rapidly changing market conditions, when demand does not meet our expectations, our manufacturing capacity will likely exceed our production requirements. Currently, we have excess manufacturing capacity as a result of the decrease in purchasing and capital spending in the communications, electronics and semiconductor industries. The fixed costs associated with excess manufacturing capacity have adversely affected, and may continue to adversely affect, our income. Conversely, if during a general market upturn or an upturn in one of our segments, we cannot increase our manufacturing capacity to meet product demand, we will not be able to fulfill orders in a timely manner.

If we do not introduce successful new products and services in a timely manner, our products and services will become obsolete, and our operating results will suffer.

We generally sell our products in industries that are characterized by rapid technological changes, frequent new product and service introductions and changing industry standards. In addition, many of the markets in which we operate are seasonal and cyclical. Without the timely introduction of new products, services and enhancements, our products and services will become technologically obsolete over time, in which case our revenue and operating results would suffer. The success of our new product and service offerings will depend on several factors, including our ability to:

- properly identify customer needs;
- innovate and develop new technologies, services and applications;

- successfully commercialize new technologies in a timely manner;
- manufacture and deliver our products in sufficient volumes on time;
- differentiate our offerings from our competitors' offerings;
- price our products competitively; and
- anticipate our competitors' development of new products, services or technological innovations.

Dependence on outsourced manufacturing may adversely affect our ability to bring products to market and damage our reputation and dependence on outsourced information technology function may impair our ability to operate effectively.

As part of efforts to streamline operations and to cut costs, we have been outsourcing and will continue to evaluate additional outsourcing of manufacturing, mostly lower level assemblies and sub-assemblies. If our third-party manufacturers fail to perform their obligations in a timely manner or at satisfactory quality levels, our ability to bring products to market and our reputation could suffer. The ability of these manufacturers to perform is largely outside of our control. In addition, we outsourced significant portions of our information technology function. Since information technology is critical to our operations, any failure to perform on the part of third-party contractors could impair our ability to operate effectively. Much of our outsourcing takes place in developing countries, and as a result may be subject to geopolitical uncertainty.

Economic, political and other risks associated with international sales and operations could adversely affect our results of operations.

Because we sell our products worldwide, our business is subject to risks associated with doing business internationally. We anticipate that revenue from international operations will continue to represent a substantial portion of our total revenue. In addition, many of our manufacturing facilities and suppliers are located outside the U.S. Accordingly, our future results could be harmed by a variety of factors, including:

- interruption to transportation flows for delivery of parts to us and finished goods to our customers;
- changes in foreign currency exchange rates;
- changes in a specific country's or region's political, economic or other conditions;
- trade protection measures and import or export licensing requirements;
- negative consequences from changes in tax laws;
- difficulty in staffing and managing widespread operations;
- differing labor regulations;
- differing protection of intellectual property;
- unexpected changes in regulatory requirements; and
- geopolitical turmoil, including terrorism and war.

We are in the process of centralizing most of our accounting processes to two locations: Malaysia and India. These processes include general accounting, accounts payable and accounts receivables functions. If conditions change in those countries, it may adversely affect operations, including impairing our ability to pay our suppliers and collect our receivables. Our results of operations, as well as our liquidity, may be adversely affected and possible delays may occur in reporting financial results.

If we are required to account for options under our employee stock plans as a compensation expense, our net income and net income per share would be significantly reduced.

There has been an increasing public debate about the proper accounting treatment for employee stock options. Currently we would record compensation expense only in connection with option grants that have an exercise price below fair market value. For option grants that have an exercise price at fair market value we calculate compensation expense and disclose the impact on net (loss) income and net (loss) income per share in a footnote to the consolidated financial statements. It is possible that future laws and regulations will require us to estimate and record the fair market value of all stock options as compensation expense in our consolidated statement of operations.

Our business will suffer if we are not able to retain and hire key personnel.

Our future success depends partly on the continued service of our key research, engineering, sales, marketing, manufacturing, executive and administrative personnel. If we fail to retain and hire a sufficient number of these personnel, we will not be able to maintain or expand our business. Since 2001, we have experienced temporary pay reductions, workforce reductions and limited pay increases, which may harm our long-term ability to retain and hire key personnel. Although the labor market has changed dramatically within the past two years, and our attrition rate has remained low, there is still intense competition for certain highly technical specialties in geographic areas where we continue to recruit.

If sales of custom integrated circuits to Hewlett-Packard continue to decline, our semiconductor products revenue will suffer, and we are limited in our ability to sell these integrated circuits to other companies.

Historically, our semiconductor products business has sold custom products to Hewlett-Packard and has engaged in product development efforts with divisions of Hewlett-Packard.

We have a license agreement with Hewlett-Packard that covers integrated circuit technology used in custom integrated circuits for Hewlett-Packard's printers, scanners and computers. The license agreement provides that, until November 2009 in some cases, we are prohibited, with some exceptions, from using this integrated circuit technology for the development and sale of integrated circuits for use in inkjet products, printer products (including printer supplies, accessories and components), document scanners and computing products to third parties other than Hewlett-Packard.

Although we have entered into a supply agreement for the sale to Hewlett-Packard of custom integrated circuits used in printers, scanners and computers, the agreement does not require Hewlett-Packard to purchase a minimum amount of product from us. As Hewlett-Packard reduces its purchases of our custom integrated circuits, we are unable to address this reduction through sales of these kinds of integrated circuits for these types of products to other customers. Our custom integrated circuit sales to Hewlett-Packard declined by 52 percent and 59 percent in the twelve and three months ended October 31, 2003, respectively.

Environmental contamination from past operations could subject us to unreimbursed costs and could harm on-site operations and the future use and value of the properties involved and environmental contamination caused by ongoing operations could subject us to substantial liabilities in the future.

Some of our properties are undergoing remediation by Hewlett-Packard for subsurface contaminations that were known at the time of our separation from Hewlett-Packard. Hewlett-Packard has agreed to retain the liability for this subsurface contamination, perform the required remediation and indemnify us with respect to claims arising out of that contamination. The determination of the existence and cost of any additional contamination caused by us could involve costly and time-consuming negotiations and litigation. In addition, Hewlett-Packard will have access to our properties to perform remediation. While Hewlett-Packard has agreed to minimize interference with on-site operations at those properties, remediation activities and subsurface contamination may require us to incur unreimbursed costs and could harm on-site operations and the future use and value of the properties. We cannot be sure that Hewlett-Packard will continue to fulfill its indemnification or remediation obligations.

We have agreed to indemnify Hewlett-Packard for any liability associated with contamination from past operations at all other properties transferred from Hewlett-Packard to us other than those properties currently undergoing remediation by Hewlett-Packard. While we are not aware of any material liabilities associated with any potential subsurface contamination at any of those properties, subsurface contamination may exist, and we may be exposed to material liability as a result of the existence of that contamination.

Our semiconductor and other manufacturing processes involve the use of substances regulated under various international, federal, state and local laws governing the environment. We may be subject to liabilities for environmental contamination, and these liabilities may be substantial. Although our policy is to apply strict standards for environmental protection at our sites inside and outside the U.S., even if the sites outside the U.S. are not subject to regulations imposed by foreign governments, we may not be aware of all conditions that could subject us to liability.

Our customers and we are subject to various governmental regulations, compliance with which may cause us to incur significant expenses, and if we fail to maintain satisfactory compliance with certain regulations, we may be forced to recall products and cease their manufacture and distribution, and we could be subject to civil or criminal penalties.

Our businesses are subject to various significant international, federal, state and local regulations, including but not limited to health and safety, packaging, product content, labor and import/ export regulations. These regulations are complex, change frequently and have tended to become more stringent over time. We may be required to incur significant expenses to comply with these regulations or to remedy violations of these regulations. Any failure by us to comply with applicable government regulations could also result in cessation of our operations or portions of our operations, product recalls or impositions of fines and restrictions on our ability to carry on or expand our operations. In addition, because many of our products are regulated or sold into regulated industries, we must comply with additional regulations in marketing our products.

Our products and operations are also often subject to the rules of industrial standards bodies, like the International Standards Organization, as well as regulation by other agencies such as the U.S. Federal Communications Commission. We also must comply with work safety rules. If we fail to adequately address any of these regulations, our businesses could be harmed.

Some of our chemical analysis products are used in conjunction with chemicals whose manufacture, processing, distribution and notification requirements are regulated by the U.S. Environmental Protection Agency under the Toxic Substances Control Act, and by regulatory bodies in other countries with laws similar to the Toxic Substances Control Act. We must conform the manufacture, processing, distribution of and notification about these chemicals to these laws and adapt to regulatory requirements in all countries as these requirements change. If we fail to comply with these requirements in the manufacture or distribution of our products, then we could be made to pay civil penalties, face criminal prosecution and, in some cases, be prohibited from distributing our products in commerce until the products or component substances are brought into compliance.

We are subject to laws and regulations governing government contracts, and failure to address these laws and regulations or comply with government contracts could harm our business by leading to a reduction in revenue associated with these customers.

We have agreements relating to the sale of our products to government entities and, as a result, we are subject to various statutes and regulations that apply to companies doing business with the government. The laws governing government contracts differ from the laws governing private contracts. For example, many government contracts contain pricing terms and conditions that are not applicable to private contracts. We are also subject to investigation for compliance with the regulations governing government contracts. A failure to comply with these regulations might result in suspension of these contracts, or administrative penalties.

Third parties may claim that we are infringing their intellectual property, and we could suffer significant litigation or licensing expenses or be prevented from selling products.

While we do not believe that any of our products infringe the valid intellectual property rights of third parties, we may be unaware of intellectual property rights of others that may cover some of our technology, products or services. Any litigation regarding patents or other intellectual property could be costly and time-consuming and could divert our management and key personnel from our business operations. The complexity of the technology involved and the uncertainty of intellectual property litigation increase these risks. Claims of intellectual property infringement might also require us to enter into costly license agreements. However, we may not be able to obtain license agreements on terms acceptable to us, or at all. We also may be subject to significant damages or injunctions against development and sale of certain of our products.

We often rely on licenses of intellectual property useful for our businesses. We cannot ensure that these licenses will be available in the future on favorable terms or at all. In addition, our position with respect to the negotiation of licenses has changed as a result of our separation from Hewlett-Packard. In the past, as a part of Hewlett-Packard, we benefited from our access to Hewlett-Packard's entire intellectual property portfolio when asserting counterclaims and negotiating cross-licenses with third parties. Our current patent cross-license agreement with Hewlett-Packard gives us only a limited ability to sublicense a portion of Hewlett-Packard's intellectual property portfolio. Accordingly, we may be unable to obtain agreements on terms as favorable as we may have been able to obtain if we could have sublicensed Hewlett-Packard's entire intellectual property portfolio. Nothing restricts Hewlett-Packard from competing with us other than some restrictions on the use of patents licensed to Hewlett-Packard by us.

Third parties may infringe our intellectual property, and we may expend significant resources enforcing our rights or suffer competitive injury.

Our success depends in large part on our proprietary technology. We rely on a combination of patents, copyrights, trademarks, trade secrets, confidentiality provisions and licensing arrangements to establish and protect our proprietary rights. If we fail to successfully enforce our intellectual property rights, our competitive position could suffer, which could harm our operating results.

Our pending patent and trademark registration applications may not be allowed, or competitors may challenge the validity or scope of our patents, copyrights or trademarks. In addition, our patents may not provide us a significant competitive advantage.

We may be required to spend significant resources to monitor and police our intellectual property rights. We may not be able to detect infringement and our competitive position may be harmed before we do so. In addition, competitors may design around our technology or develop competing technologies. Intellectual property rights may also be unavailable or limited in some foreign countries, which could make it easier for competitors to capture market share. Furthermore, some intellectual property rights are licensed to other companies, allowing them to compete with us using that intellectual property.

Our acquisitions, strategic alliances, joint ventures and divestitures may result in financial results that are different than expected.

In the normal course of business, we frequently engage in discussions with third parties relating to possible acquisitions, strategic alliances, joint ventures and divestitures. As a result of such transactions, our financial results may differ from the investment community's expectations in a given quarter. In addition, acquisitions and strategic alliances may require us to integrate a different company culture, management team and business infrastructure. We may have difficulty developing, manufacturing and marketing the products of a newly-acquired company in a way that enhances the performance of our combined businesses or product lines to realize the value from expected synergies. Depending on the size and complexity of an acquisition, our successful integration of the entity depends on a variety of factors, including:

- the retention of key employees;
- the management of facilities and employees in different geographic areas;
- the retention of key customers; and
- the integration or coordination of different research and development, product manufacturing and sales programs and facilities.

A successful divestiture depends on various factors, including our ability to:

- effectively transfer liabilities, contracts, facilities and employees to the purchaser;
- identify and separate the intellectual property to be divested from the intellectual property that we wish to keep; and
- reduce fixed costs previously associated with the divested assets or business.

Any additional impairment of the value of purchased assets and goodwill could have a significant negative impact on our future operating results.

In addition, if customers of the divested business do not receive the same level of service from the new owners, this may adversely affect our other businesses to the extent that these customers also purchase other Agilent products. All of these efforts require varying levels of management resources, which may divert our attention from other business operations. Further, if market conditions or other factors lead us to change our strategic direction, we may not realize the expected value from such transactions. If we do not realize the expected benefits or synergies of such transactions, our consolidated financial position, results of operations, cash flows and stock price could be negatively impacted.

If we suffer loss to our factories, facilities or distribution system due to catastrophe, our operations could be seriously harmed.

Our factories, facilities and distribution system are subject to catastrophic loss due to fire, flood, terrorism or other natural or man-made disasters. In particular, several of our facilities could be subject to a catastrophic loss caused by earthquake due to their locations. Our production facilities, headquarters and Agilent Technologies Laboratories in California, and our production facilities in Washington and Japan, are all located in areas with above average seismic activity. If any of these facilities were to experience a catastrophic loss, it could disrupt our operations, delay production, shipments and revenue and result in large expenses to repair or replace the facility. Although we carry insurance for property damage and business interruption, we do not carry insurance or financial reserves for interruptions or potential losses arising from earthquakes or terrorism.

REPORT OF INDEPENDENT AUDITORS

To the Stockholders and Board of Directors of Agilent Technologies, Inc.:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, cash flows and stockholders' equity present fairly, in all material respects, the financial position of Agilent Technologies, Inc. and its subsidiaries at October 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in the notes to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" as of November 1, 2002, and adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and changed its method of revenue recognition as of November 1, 2000.

/s/ PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP

San Jose, California
December 22, 2003

AGILENT TECHNOLOGIES, INC.

CONSOLIDATED STATEMENT OF OPERATIONS

	Years Ended October 31,		
	2003	2002	2001
	(in millions, except per share data)		
Net revenue:			
Products	$ 5,240	$ 5,234	$7,485
Services and other	816	776	911
Total net revenue	6,056	6,010	8,396
Costs and expenses:			
Cost of products	3,195	3,369	4,613
Cost of services and other	567	506	475
Total costs	3,762	3,875	5,088
Research and development	1,051	1,250	1,358
Selling, general and administrative	1,968	2,492	2,728
Total costs and expenses	6,781	7,617	9,174
Loss from operations	(725)	(1,607)	(778)
Other income (expense), net	35	60	301
Loss from continuing operations before taxes	(690)	(1,547)	(477)
Provision (benefit) for taxes	1,100	(525)	(71)
Loss from continuing operations	(1,790)	(1,022)	(406)
Income from discontinued operations (net of taxes of $15 million)	–	–	6
(Loss) gain from sale of discontinued operations (net of tax benefit of $6 million and expense of $422 million in 2002 and 2001, respectively)	–	(10)	646
(Loss) income before cumulative effect of accounting changes	(1,790)	(1,032)	246
Cumulative effect of adopting SFAS No. 133 (net of tax benefit of $16 million)	–	–	(25)
Cumulative effect of adopting SAB 101 (net of tax benefit of $27 million)	–	–	(47)
Cumulative effect of adopting SFAS No. 142	(268)	–	–
Net (loss) income	$(2,058)	$(1,032)	$ 174
Net (loss) income per share – Basic and diluted:			
Loss from continuing operations	$ (3.78)	$ (2.20)	$ (0.89)
Income from discontinued operations, net	–	–	0.01
(Loss) gain from sale of discontinued operations, net	–	(0.02)	1.41
Cumulative effect of adopting SFAS No. 133, net	–	–	(0.05)
Cumulative effect of adopting SAB 101, net	–	–	(0.10)
Cumulative effect of adopting SFAS No. 142	(0.57)	–	–
Net (loss) income	$ (4.35)	$ (2.22)	$ 0.38
Weighted average shares used in computing net (loss) income per share:			
Basic and diluted	473	465	458

The accompanying notes are an integral part of these consolidated financial statements.

AGILENT TECHNOLOGIES, INC.

CONSOLIDATED BALANCE SHEET

	October 31, 2003	October 31, 2002
	(in millions, except par value and share data)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 1,607	$1,844
Accounts receivable, net	1,086	1,118
Inventory	995	1,184
Current deferred tax assets	10	462
Other current assets	191	272
Total current assets	3,889	4,880
Property, plant and equipment, net	1,447	1,579
Goodwill and other intangible assets, net	402	685
Long-term deferred tax assets	27	635
Other assets	532	424
Total assets	$ 6,297	$8,203
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 441	$ 451
Employee compensation and benefits	566	558
Deferred revenue	262	244
Income and other taxes payable	326	325
Other accrued liabilities	311	403
Total current liabilities	1,906	1,981
Senior convertible debentures	1,150	1,150
Other liabilities	417	445
Total liabilities	3,473	3,576
Commitments and contingencies		
Stockholders' equity:		
Preferred stock; $0.01 par value; 125 million shares authorized; none issued and outstanding	—	—
Common stock; $0.01 par value; 2 billion shares authorized; 476 million shares at October 31, 2003 and 467 million shares at October 31, 2002 issued and outstanding	5	5
Additional paid-in-capital	4,984	4,872
Accumulated deficit	(2,159)	(101)
Accumulated comprehensive loss	(6)	(149)
Total stockholders' equity	2,824	4,627
Total liabilities and stockholders' equity	$ 6,297	$8,203

The accompanying notes are an integral part of these consolidated financial statements.

AGILENT TECHNOLOGIES, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

	Years Ended October 31,		
	2003	2002	2001
	(in millions)		
Cash flows from operating activities:			
Net loss excluding discontinued operations	$(2,058)	$(1,022)	$ (478)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	362	735	734
Excess and obsolete inventory-related charges	11	74	460
Deferred taxes	1,071	(664)	(94)
Non-cash restructuring and asset impairment charges	91	204	161
Retirement plans curtailment (gain) loss	5	(19)	–
Net gain on divestitures and sale of assets	(5)	(18)	(447)
Adoption of SFAS No. 133	–	–	41
Adoption of SFAS No. 142	268	–	–
Changes in assets and liabilities:			
Accounts receivable	55	(139)	933
Inventory	169	244	(374)
Accounts payable	74	(89)	(480)
Employee compensation and benefits	(21)	83	(69)
Income and other taxes payable	(63)	137	(472)
Other current assets and liabilities	(6)	16	(8)
Other long-term assets and liabilities	(97)	(127)	(21)
Net cash used in operating activities	(144)	(585)	(114)
Cash flows from investing activities:			
Investments in property, plant and equipment	(205)	(301)	(881)
Dispositions of property, plant and equipment	6	–	633
Proceeds from (net investment in) lease receivable	–	237	(289)
Proceeds from sale of equity investments	–	–	74
Purchase of equity investments	(4)	(23)	(27)
Acquisitions, net of cash acquired	–	(15)	(904)
Proceeds from dispositions	–	31	13
Other, net	–	–	16
Net cash used in investing activities	(203)	(71)	(1,365)
Cash flows from financing activities:			
Issuance of senior convertible debentures, net of issuance costs	–	1,123	–
Issuance of common stock under employee stock plans	112	121	150
Net payments to notes payable and short-term borrowings	(2)	(1)	(113)
Net cash provided by financing activities	110	1,243	37
Net proceeds and cash provided by discontinued operations	–	87	1,616
Change in cash and cash equivalents	(237)	674	174
Cash and cash equivalents at beginning of year	1,844	1,170	996
Cash and cash equivalents at end of year	$ 1,607	$ 1,844	$ 1,170

The accompanying notes are an integral part of these consolidated financial statements.

AGILENT TECHNOLOGIES, INC.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

	Number of Shares	Common Stock Par Value	Common Stock Additional Paid-in Capital	Retained Income/ (Accumulated Deficit)	Accumulated Comprehensive Loss	Total
	(in millions, except number of shares in thousands)					
Balance as of October 31, 2000	453,976	$5	$4,508	$ 757	$ (5)	$ 5,265
Components of comprehensive income:						
Net income	–	–	–	174	–	174
Reclassification adjustment relating to warrants (net of tax expense of $12 million)	–	–	–	–	22	22
Reclassification adjustment relating to derivatives (net of tax expense of $3 million)	–	–	–	–	(6)	(6)
SFAS No. 133 cumulative transition adjustment	–	–	–	–	6	6
Change in unrealized loss on investment (net of tax benefit of $13 million)	–	–	–	–	(24)	(24)
Unrealized gain on derivatives (net of tax expense of $4 million)	–	–	–	–	7	7
Total comprehensive income						179
Shares issued for employee benefit plans and other	5,594	–	150	–	–	150
Issuance of common shares and options for Acquisitions	1,461	–	70	–	–	70
Other additional paid in capital	–	–	(5)	–	–	(5)
Balance as of October 31, 2001	461,031	5	4,723	931	–	5,659
Components of comprehensive loss:						
Net loss	–	–	–	(1,032)	–	(1,032)
Reclassification adjustment relating to derivatives (net of tax expense of $4 million)	–	–	–	–	(7)	(7)
SFAS No. 133 cumulative transition adjustment	–	–	–	–	(6)	(6)
Foreign currency translation	–	–	–	–	7	7
Change in unrealized gain on investment (net of tax expense of $1 million)	–	–	–	–	(1)	(1)
Unrealized gain on derivatives (net of tax expense of $2 million)	–	–	–	–	4	4
Minimum pension liability adjustment	–	–	–	–	(146)	(146)
Total comprehensive loss						(1,181)
Shares issued for employee benefit plans and other	5,993	–	145	–	–	145
Other additional paid-in-capital	–	–	4	–	–	4
Balance as of October 31, 2002	467,024	5	4,872	(101)	(149)	4,627
Components of comprehensive loss:						
Net loss	–	–	–	(2,058)	–	(2,058)
Reclassification adjustment relating to derivatives (net of tax expense of $2 million)	–	–	–	–	4	4
Reclassification adjustment relating to investments (net of tax expense of $1 million)	–	–	–	–	2	2
Foreign currency translation	–	–	–	–	96	96
Unrealized gain on derivatives (net of tax expense of $7 million)	–	–	–	–	(13)	(13)
Change in minimum pension liability adjustment	–	–	–	–	54	54
Total comprehensive loss						(1,915)
Shares issued for employee benefit plans and other	9,125	–	112	–	–	112
Balance as of October 31, 2003	476,149	$5	$4,984	$(2,159)	$ (6)	$ 2,824

The accompanying notes are an integral part of these consolidated financial statements.

AGILENT TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Overview

Agilent Technologies, Inc. ("we," "Agilent" or the "company"), incorporated in Delaware in May 1999, is a global diversified technology organization that provides enabling solutions to technology markets within the communications, electronics, life sciences and chemical analysis industries. Prior to our initial public offering of 16 percent of our stock in November 1999, we were a wholly-owned subsidiary of Hewlett-Packard Company ("Hewlett-Packard"). Hewlett-Packard distributed the remaining 84 percent of our stock to its stockholders on June 2, 2000 in the form of a stock dividend.

On August 1, 2001 we completed the sale of our healthcare solutions business to Koninklijke Philips Electronics, N.V. The results of the healthcare solutions business are presented as discontinued operations for all periods in the consolidated financial statements included herein. See Note 6, "Discontinued Operations".

Our fiscal year end is October 31. Unless otherwise stated, all years and dates refer to our fiscal year.

2. Summary of Significant Accounting Policies

Basis of presentation. The accompanying financial data has been prepared by us pursuant to the rules and regulations of the U.S. Securities and Exchange Commission ("SEC"). Amounts in the consolidated financial statements as of and for the years ended October 31, 2002 and October 31, 2001 have been reclassified to conform to the presentation in 2003.

Principles of consolidation. The consolidated financial statements include the accounts of the company and our wholly- and majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Use of estimates. The preparation of financial statements in accordance with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. Management bases its estimates on historical experience and various other assumptions believed to be reasonable. Although these estimates are based on management's best knowledge of current events and actions that may impact the Company in the future, actual results may be different from the estimates. Our critical accounting policies are those that affect our financial statements materially and involve difficult, subjective or complex judgments by management. Those policies are revenue recognition, restructuring and impairment charges, inventory valuation, retirement and post retirement plan assumptions, valuation of long-lived assets and accounting for income taxes.

Revenue recognition. We enter into agreements to sell products (hardware and/or software), services and other arrangements (multiple element arrangements) that include combinations of products and services.

We recognize revenue, net of trade discounts and allowances, provided that (1) persuasive evidence of an arrangement exists (2) delivery has occurred (3) the price is fixed or determinable and (4) collectibility is reasonably assured. Delivery is considered to have occurred when title and risk of loss have transferred to the customer, for products, or when the service has been provided. We consider the price to be fixed or determinable when the price is not subject to refund or adjustments. We consider arrangements with extended payment terms not to be fixed or determinable and accordingly we defer revenue until amounts become due. At the time of the transaction, we evaluate the creditworthiness of our customers to determine the appropriate timing of revenue recognition.

Product revenue. Our product revenue is generated predominantly from the sales of various types of test equipment and semiconductor components. Software is embedded in many of our test equipment, but the software component is generally considered incidental. Product revenue, including sales to resellers and distributors, is reduced for estimated returns and distributor price protection, when appropriate. For sales or arrangements that include customer-specified acceptance criteria, including those where acceptance is required upon achievement of performance milestones, revenue is recognized after the acceptance criteria have been met. For products that include installation, if the installation meets the criteria to be considered a separate element, product revenue is recognized upon delivery, and recognition of installation revenue is delayed until the installation is complete. Otherwise, neither the product nor the installation revenue is recognized until the installation is complete.

Where software is licensed separately, revenue is recognized when the software is delivered and title and risk of loss have been transferred to the customer or, in the case of electronic delivery of software, when the customer is given access to the licensed software programs or over a license period contractually agreed to with the customer. We also evaluate whether collection of the receivable is probable, the fee is fixed or determinable and whether any other undelivered elements of the arrangement exist, on which a portion of the total fee would be allocated based on vendor-specific objective evidence. Revenue from software licensing was not material for all periods presented.

Service revenue. Revenue from services includes extended warranty, customer support, consulting, training and education. Service revenue is deferred and recognized over the contractual period or as services are rendered and accepted by the customer. For example, customer support contracts are recognized ratably over the contractual period, while training revenue is recognized as the training is provided to the customer. In addition the four revenue recognition criteria described above must be met before service revenue is recognized.

Multiple element arrangements. We use objective evidence of fair value to allocate revenue to elements in multiple element arrangements and recognize revenue when the criteria for revenue recognition have been met for each element. In the absence of objective evidence of fair value of a delivered element, we allocate revenue to the fair value of the undelivered elements and the residual revenue to the delivered elements. The price charged when an element is sold separately generally determines fair value.

Deferred revenue. Deferred revenue is primarily comprised of advanced billing and customer deposits for service, support and maintenance agreements.

SAB 101 "Revenue Recognition in Financial Statements". In December 1999, the U.S. Securities and Exchange Commission (the "SEC") issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). During the fourth quarter of 2001, the company adopted SAB 101 retroactive to the beginning of the year. The cumulative effect of the adoption resulted in a charge to 2001 net income of $47 million (net of income taxes of $27 million) or $0.10 per basic and diluted share. For the year ended October 31, 2001, the net impact on 2001 net revenues including amounts deferred at October 31, 2001 was an increase of $67 million of revenue and $29 million of cost of products which were included in the cumulative effect adjustment.

Warranty. Our warranty terms typically extend 90 days after delivery for on-site repairs and one to three years for products returned to Agilent for repair. Our warranty is accounted for in accordance with Statement of Financial Standards No. 5, "Accounting for Contingencies" ("SFAS No. 5"), such that an accrual is made when it is estimable and probable based on historical experience. We accrue for warranty costs based on historical trends in warranty charges as a percentage of gross product shipments. A provision for estimated future warranty costs is recorded as cost of products when revenue is recognized and the resulting accrual is reviewed regularly and periodically adjusted to reflect changes in warranty cost estimates. See Note 13, "Guarantees".

Variable interest entities. On February 1, 2003, we adopted FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), which requires that we consolidate variable interest entities in which we are the primary beneficiary. The primary beneficiary is generally defined as having the majority of the risks and rewards arising from the VIE. We have evaluated and will continue to assess our relationships with our equity investments, joint ventures and other entities that we have relationships with that may be deemed a variable interest entity. The adoption of FIN 46 did not have any material impact on our consolidated financial position, results of operations or cash flows.

Stock-based compensation. We account for stock-based awards to employees and directors using the intrinsic value method of accounting in accordance with Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25"). Under the intrinsic value method, we record compensation expense related to stock options in our consolidated statement of operations when the exercise price of our employee stock-based award is less than the market price of the underlying stock on the date of the grant. See Note 5, "Stock-Based Compensation" for the impact on net loss and net loss per share if we had applied the fair value recognition provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," ("SFAS No. 123") to stock-based incentives.

Pro forma information. Pro forma net loss and net loss per share information, as required by SFAS No. 123, has been determined as if we had accounted for all employee stock options granted, including shares issuable to employees under the 423(b) Plan and the Option Exchange Program described above, under SFAS No. 123's fair value method. The pro forma effect of recognizing compensation expense in accordance with SFAS No. 123 is as follows:

	2003	2002	2001
	(in millions, except per share data)		
Net (loss) income – as reported	$(2,058)	$(1,032)	$ 174
SFAS No. 123 based compensation (1) and (2)	(328)	(471)	(798)
Tax impact (3)	(613)	160	295
Net loss – pro forma	$(2,999)	$(1,343)	$ (329)
Basic and diluted net (loss) income per share – as reported	$ (4.35)	$ (2.22)	$ 0.38
Basic and diluted net loss per share – pro forma	$ (6.34)	$ (2.89)	$(0.72)
Weighted average shares used in computing net (loss) income and pro forma net (loss) income per share:			
Basic and diluted	473	465	458

(1) The pro forma results for 2003 include approximately $24 million of compensation expense relating to our Option Exchange Program. The remainder of the expense for those periods related to options granted over the past four years.
(2) No tax benefits were attributed to the SFAS No. 123 based compensation during 2003 as we have provided substantially a full valuation allowance on our net deferred tax assets.
(3) Due to the valuation allowance provided on our net deferred tax assets as described in Note 4, "Tax Valuation Allowance and Provision (Benefit) for Taxes", we have also established a valuation allowance for the incremental amount of tax benefits which were determined for purposes of reporting our historical SFAS No. 123 pro forma results. As a result, $613 million of accumulated tax benefits recognized between 1996 and 2002 for pro forma reporting purposes have been essentially eliminated in 2003.

The fair value of options granted was estimated at grant date using a Black-Scholes option-pricing model with the following weighted-average assumptions:

	2003	2002	2001
Risk-free interest rate for options	1.15-3.31%	2.9%	4.25%
Risk-free interest rate for the 423(b) Plan	1.1-1.77%	1.89-5.87%	3.68-6.04%
Dividend yield	0%	0%	0%
Volatility for options	60-80%	63%	77%
Volatility for the 423(b) Plan	63-80%	47-77%	77%
Expected option life	3.5-5.5 years	5.5 years	5.5 years
Expected life for the 423(b) Plan	6 months-2 years	6 months-2 years	6 months-2 years

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the vesting period of the options and amortized over six months to two years for the 423(b) Plan.

Shipping and handling costs. Our shipping and handling costs charged to customers are included in net revenue and the associated expense is recorded in total costs for all periods presented.

Goodwill and purchased intangible assets. On November 1, 2002, we adopted SFAS No. 142 "Goodwill and Other Intangible Assets" ("SFAS No. 142"), which requires that goodwill no longer be amortized but reviewed annually (or more frequently if impairment indicators arise) for impairment. Subsequently, we were required to evaluate our existing goodwill and intangible assets and make any necessary reclassification in order to comply with the new criteria in SFAS No. 142.

As part of our initial assessment of goodwill impairment, we used the fair value measurement requirement, rather than the previously required undiscounted cash flows approach. As a result of that assessment, we recorded a transitional impairment loss from the implementation of SFAS No. 142 as a change in accounting principle in the first quarter of 2003. The fair value of the reporting units was determined primarily by the income approach, which estimates the fair value based on the future discounted cash flows. The first step evaluation of reporting units on a fair value basis, as required by SFAS No. 142, indicated that an impairment existed in the communications solutions reporting unit within our test and measurement business. The revenue forecasts of the communications solutions reporting unit have been impacted by the prolonged economic downturn in the communications test markets. As such, we were required to perform the second step analysis to determine the amount of the impairment loss for the reporting unit that failed the first step test. The second step analysis consisted of comparing the implied fair value of the reporting unit's goodwill with the carrying amount of the reporting unit's goodwill, with an impairment charge resulting from any excess of the carrying value of the reporting unit's goodwill over the implied fair value of the reporting unit's goodwill. Based upon this evaluation, we recorded an impairment charge of $268 million, representing 100 percent of the reporting unit's goodwill and approximately 44 percent of total consolidated goodwill recorded as of November 1, 2002. We also reclassified approximately $6 million of intangible assets associated with workforce-in-place to goodwill on November 1, 2002. The adoption of SFAS No. 142 had a material impact on our results of operations because goodwill is no longer being amortized. Amortization of goodwill was $326 million for the year ended October 31, 2002 and $307 million for the year ended October 31, 2001.

Net loss and basic and diluted net loss per share for the years ended October 31, 2002 and October 31, 2001 are disclosed below, adjusted to remove goodwill amortization, certain intangibles amortization and their related tax impacts, as if SFAS No. 142 had applied to those periods.

	For the Years Ended October 31,	
	2002	2001
Reported (loss) income before cumulative effect of accounting changes	$(1,032)	$ 246
Add back: Goodwill and workforce-in-place amortization, net	320	296
Adjusted (loss) income before cumulative effect of accounting changes	$ (712)	$ 542
Per share data – Basic and diluted reported (loss) income before cumulative effect of accounting changes per share	$ (2.22)	$0.54
Adjustment for goodwill and workforce-in-place amortization, net	0.69	0.65
Adjusted (loss) income before cumulative effect of accounting changes per share	$ (1.53)	$1.19
Reported net (loss) income	$(1,032)	$ 174
Add back: Goodwill and workforce-in-place amortization, net	320	296
Adjusted net (loss) income	$ (712)	$ 470
Per share data – Basic and diluted reported net (loss) income per share	$ (2.22)	$0.38
Adjustment for goodwill and workforce-in-place amortization, net	0.69	0.65
Adjusted net (loss) income per share	$ (1.53)	$1.03
Weighted average shares used in per share computations above–Basic and diluted:	465	458

Purchased intangible assets are carried at cost less accumulated amortization. Amortization is computed using the straight-line method over the economic lives of the respective assets, generally three to five years.

Advertising. Advertising costs are expensed as incurred and amounted to $44 million in 2003, $81 million in 2002 and $115 million in 2001.

Taxes on income. Income tax expense or benefit is based on income or loss before taxes. Deferred tax assets and liabilities are recognized principally for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts. Tax expense is also affected by any valuation allowance against deferred tax assets.

Net (loss) income per share. Basic net (loss) income per share is computed by dividing net (loss) income – the numerator – by the weighted average number of common shares outstanding – the denominator – during the period excluding the dilutive effect of stock options, other employee stock plans and our senior convertible debentures. Diluted net (loss) income per share gives effect to all potentially dilutive common stock equivalents outstanding during the period. In computing diluted net (loss) income per share, the average stock price for the period is used in determining the number of shares assumed to be purchased from the proceeds of stock option exercises. Diluted net (loss) income per share for 2003, 2002 and 2001 excludes the potentially dilutive effect of common stock equivalents as their effect is antidilutive.

Cash and cash equivalents. We classify investments as cash equivalents if their original maturity is three months or less. Cash equivalents are stated at cost, which approximates fair value.

Fair value of financial instruments. The carrying values of certain of our financial instruments, including cash and cash equivalents, accrued compensation and other accrued liabilities approximate fair value because of their short maturities. The fair values of investments are determined using quoted market prices for those securities or similar financial instruments.

Concentration of credit risk. We sell the majority of our products through our direct sales force. No single customer accounted for 10 percent or more of the combined accounts receivable balance at October 31, 2003 and 2002. Credit risk with respect to accounts receivable is generally diversified due to the large number of entities comprising our customer base and their dispersion across many different industries and geographies. We perform ongoing credit evaluations of our customers' financial conditions, and require collateral, such as letters of credit and bank guarantees, in certain circumstances.

Derivative instruments. Effective November 1, 2000, we adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" ("SFAS No. 133"). SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments, and requires that all derivatives be recognized as either assets or liabilities on the balance sheet and carried at fair value.

If derivative instruments are designated and qualify as a fair value hedge, changes in value of the derivative are recognized in income in the current period, along with the offsetting gain or loss on the hedged item attributable to the hedged risk. If derivative instruments are designated and qualify as a cash flow hedge, changes in the value of the effective portion of the derivative instrument are recognized in other comprehensive loss, a component of stockholders' equity. These amounts are reclassified and recognized in income when either the forecasted transaction occurs or it becomes probable the forecasted transaction will not occur. Changes in the fair value of the ineffective portion of derivative instruments are recognized in income in the current period. Ineffectiveness in 2003, 2002 and 2001 was not significant.

The adoption of SFAS No. 133 on November 1, 2000 resulted in a cumulative pre-tax reduction to income of $41 million ($25 million after tax) and a pre-tax increase in other comprehensive income of $10 million.

We enter into foreign exchange contracts, primarily forward contracts and purchased options, to hedge exposures to changes in foreign currency exchange rates. These contracts are designated at inception as hedges of the related foreign currency exposures, which include committed and anticipated intercompany transactions and assets and liabilities that are denominated in currencies other than the functional currency of the subsidiary which has the exposure. To achieve hedge accounting, contracts must reduce the foreign currency exchange rate risk otherwise inherent in the amount and duration of the hedged exposures and comply with established risk management policies; hedging contracts generally mature within twelve months. We do not use derivative financial instruments for speculative or trading purposes.

When hedging anticipated cash flow exposure, foreign exchange contract expirations are set so as to occur in the same period that the goods are expected to be sold to third parties, allowing realized gains and losses on the contracts to be recognized into cost of goods sold. When hedging balance sheet exposure, gains and losses on foreign exchange contracts are recognized in other income (expense), net in the same period as the occurrence of gains and losses on remeasurement of the non-functional currency denominated assets and liabilities. The gains and losses, which have not been material, are included in cash flows from operating activities in the consolidated statement of cash flows.

We may also, from time to time, acquire warrants to purchase securities of other companies as part of strategic relationships.

Inventory. Inventory is valued at standard cost which approximates actual cost computed on a first-in, first-out basis, not in excess of market value. We assess the valuation of our inventory on a quarterly basis and periodically write down the value for estimated excess and obsolete inventory based on estimates about future demand and actual usage.

Property, plant and equipment. Property, plant and equipment are stated at cost less accumulated depreciation. Additions, improvements and major renewals are capitalized; maintenance, repairs and minor renewals are expensed as incurred. When assets are retired or disposed of, the assets and related accumulated depreciation and amortization are removed from our general ledger and the resulting gain or loss is reflected in the consolidated statement of operations. Buildings and improvements are depreciated over fifteen to forty years and machinery and equipment over three to ten years. The straight-line method of depreciation was adopted for all property, plant and equipment placed into service after November 1, 2001. The effect of this change on the net loss for 2003 and 2002 was insignificant. For property, plant and equipment placed into service prior to November 1, 2001, depreciation is provided using accelerated methods, principally over fifteen to forty years for buildings and improvements and three to ten years for machinery and equipment, including equipment leased to customers under operating leases. Depreciation of leasehold improvements is provided using the straight-line method over the life of the asset or the term of the lease, whichever is shorter.

Capitalized software. We capitalize certain internal and external costs incurred to acquire or create internal use software in accordance with AICPA Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Capitalized software is included in property, plant and equipment and is depreciated over three to five years when development is complete.

Impairment of long-lived assets. We continually monitor events and changes in circumstances that could indicate carrying amounts of long-lived assets, including intangible assets, may not be recoverable. When such events or changes in circumstances occur, we assess the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the undiscounted future cash flows is less than the carrying amount of those assets, we recognize an impairment loss based on the excess of the carrying amount over the fair value of the assets. See Note 3, "New Accounting Pronouncements" for further discussion.

Foreign currency translation. Effective November 1, 2001, we have determined that the functional currency for many of our subsidiaries outside the U.S. has changed from the U.S. dollar to local currency based on the criteria of SFAS No. 52 "Foreign Currency Translation". This change did not have a material impact on our consolidated financial position as of November 1, 2001. For those subsidiaries that operate in a local currency functional environment, all assets and liabilities are translated into U.S. dollars using current exchange rates; revenue and expenses are translated using average exchange rates in effect during each period. Resulting translation adjustments are reported as a separate component of accumulated comprehensive loss in stockholders' equity.

For those subsidiaries that operate in a U.S. dollar functional environment, foreign currency assets and liabilities are remeasured into U.S. dollars at current exchange rates except for inventory, property, plant and equipment, other assets and deferred revenue, which are remeasured at historical exchange rates. Revenue and expenses are generally translated at average exchange rates in effect during each period, except for those expenses related to balance sheet amounts that are remeasured at historical exchange rates. Gains or losses from foreign currency remeasurement are included in consolidated net (loss) income.

For our subsidiaries which are local currency functional, the effect of foreign currency exchange rate fluctuations during 2003 on our consolidated cash and cash equivalents balance was not material.

3. New Accounting Pronouncements

Adoption of New Pronouncements.

On November 1, 2002, we adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," ("SFAS No. 144"), which amends existing accounting guidance on asset impairment and provides a single accounting model for long-lived assets to be disposed of. Among other provisions, the standard changes the criteria for classifying an asset as held-for-sale. The standard also broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations, and changes the timing of recognizing losses on such operations. The initial impact of adopting SFAS No. 144 was not material to our consolidated financial statements.

On January 1, 2003, we adopted SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," ("SFAS No. 146"), which nullifies Emerging Issues Task Force ("EITF") 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". SFAS No. 146 requires that a liability be recognized for restructuring costs only when the liability is incurred, that is, when it meets the definition of a liability in the Financial Accounting Standards Board's ("FASB's") conceptual framework. SFAS No. 146 also establishes fair value as the objective for initial measurement of liabilities related to exit or disposal activities and is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS No. 146 did not have a material impact on our results of operations, financial position or cash flows, although it has impacted the timing of recognition of costs associated with restructuring activities in our 2003 Plan. (See Note 14, "Restructuring and Asset Impairment" of this report.)

On January 1, 2003, we adopted FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires that upon issuance of a guarantee, we must disclose and may be required to recognize a liability for the fair value of the obligation we assume under that guarantee. The initial recognition and measurement requirement of FIN 45 is effective for guarantees issued or modified after December 31, 2002. As of October 31, 2003, there were no material guarantees issued or modified by us after December 31, 2002. The disclosure requirements of FIN 45, applicable to our product warranty liability and certain guarantees issued before December 31, 2002, were effective for our first quarter report and all subsequent quarterly and annual reports. As of October 31, 2003 and October 31, 2002, our product warranty liability was $71 million and $72 million (see Note 13, "Guarantees" of this report).

On February 1, 2003, we adopted FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 addresses consolidation by business enterprises of variable interest entities. Under this interpretation, certain entities known as Variable Interest Entities ("VIEs") must be consolidated by the primary beneficiary of the entity. The primary beneficiary is generally defined as having the majority of the risks and rewards arising from the VIE. For VIEs in which a significant (but not majority) variable interest is held, certain disclosures are required. We have not entered into any arrangements or made any investments which qualify as a VIE in the period from January 31, 2003 to October 31, 2003. Effective August 1, 2003, we have also applied the accounting and disclosure rules set forth in FIN 46 for VIEs acquired before January 31, 2003. The adoption of FIN 46 did not have a material impact on our consolidated financial position, results of operations or cash flows.

On February 1, 2003, we adopted SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of SFAS No. 123" ("SFAS No. 148"). This statement amends SFAS No. 123, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The adoption of SFAS No. 148 did not have any impact to our consolidated financial position, results of operations or cash flows as our adoption of this standard involved disclosures only; see Note 5, "Stock-Based Compensation" of this report for those disclosures.

On July 1, 2003, we adopted SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS No. 149"). SFAS No. 149 amends and clarifies accounting for derivative instruments including certain derivative instruments embedded in other contracts and hedging activities under SFAS No. 133. The adoption of SFAS No. 149 did not have any impact to our consolidated financial position, results of operations or cash flows.

On August 1, 2003, we adopted EITF Issue 00-21, "Revenue Arrangements with Multiple Deliverables," ("EITF 00-21"), which requires companies to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. We have applied the provisions of EITF 00-21 for sales arrangements entered into after August 1, 2003. In applying EITF 00-21, revenue arrangements with multiple deliverables should be divided into separate units of accounting if the deliverables in the arrangement meet certain criteria. Arrangement consideration should be allocated among the separate units of accounting based on their relative fair values. The adoption of EITF 00-21 did not have a material impact on our consolidated financial position, results of operations or cash flows.

On August 1, 2003, we adopted SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS No. 150"). SFAS No. 150 establishes standards for the classification and measurement of financial instruments with characteristics of both liabilities and equity. The adoption of SFAS No. 150 did not have a material impact on our consolidated financial position, results of operations or cash flows.

4. Tax Valuation Allowance and Provision (Benefit) for Taxes

Our provision for taxes included a non-cash charge recorded during the third quarter of 2003 to establish a valuation allowance of $1.4 billion, which included approximately $0.4 billion of tax benefits recorded during the first six months of 2003 resulting in approximately $1.0 billion net tax provision recorded within provision for taxes for 2003; the valuation allowance essentially eliminated our net deferred tax assets. During the fourth quarter of 2003, we maintained a full valuation allowance on our net deferred tax assets in the impacted jurisdictions. The valuation allowance was determined in accordance with the provisions of Statement of Financial Accounting Standards No. 109 ("SFAS No. 109"), "Accounting for Income Taxes," which requires an assessment of both positive and negative evidence when determining whether it is more likely than not that deferred tax assets are recoverable; such assessment is required on a jurisdiction by jurisdiction basis. Cumulative losses incurred in the U.S. and the U.K. jurisdictions in recent years represented sufficient negative evidence under SFAS No. 109 and accordingly, a full valuation allowance was recorded against deferred tax assets for these jurisdictions. We intend to maintain a full valuation allowance on the U.S. and U.K. jurisdictions until sufficient positive evidence exists to support reversal of the valuation allowance.

The provision (benefit) for income taxes is comprised of:

	Years Ended October 31,		
	2003	2002	2001(a)
		(in millions)	
U.S. federal taxes from continuing operations:			
Current	$ –	$ –	$ 22
Deferred	876	(501)	(105)
Non-U.S. taxes from continuing operations:			
Current	84	142	(38)
Deferred	64	(113)	20
State taxes from continuing operations, net of federal benefit	76	(53)	(13)
Total from continuing operations	$1,100	$(525)	$(114)

(a) The benefit for income taxes in 2001 includes $71 million tax benefit from operations, $16 million tax benefit from adoption of SFAS No. 133 and $27 million tax benefit from adoption of SAB 101.

The significant components of deferred tax assets and deferred tax liabilities included on the consolidated balance sheet are:

	October 31,			
	2003		2002	
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities
	(in millions)			
Inventory	$ 192	$ –	$ 175	$ 4
Property, plant and equipment	69	–	72	8
Warranty reserves	26	–	30	3
Retiree medical benefits	33	–	51	–
Other retirement benefits	40	45	78	44
Employee benefits, other than retirement	132	15	242	9
Net operating losses and credit carryforwards	1,236	–	641	–
Unremitted income of foreign subsidiaries	–	200	–	238
Other	108	106	134	33
Subtotal	1,836	366	1,423	339
Tax valuation allowance	(1,456)	–	–	–
	$ 380	$366	$1,423	$339

At October 31, 2003, we had federal net operating loss carryforwards of approximately $2,347 million and tax credit carryforwards of approximately $273 million. The net operating loss and tax credit carryforwards will expire beginning in 2004 through 2023 if not utilized. In addition, we have California net operating loss carryforwards of approximately $441 million, which will expire beginning in 2005 through 2013 if not utilized. Included in the total net operating loss carryforwards are net operating losses of $12 million related to employee stock option exercises, the benefits of which will increase additional paid in capital when realized.

The differences between the U.S. federal statutory income tax rate and our effective tax rate are:

	Years Ended October 31,		
	2003	2002	2001
U.S. federal statutory income tax rate	(35.0)%	(35.0)%	(35.0)%
State income taxes, net of federal benefit	(3.1)	(3.5)	(2.2)
Lower rates in other jurisdictions, net	(5.2)	(2.1)	(6.1)
Goodwill	2.7	9.1	19.8
Credits	(2.2)	(4.1)	(2.0)
Other, net	(2.9)	1.6	6.5
Valuation allowance	205.2	–	–
	159.5%	(34.0)%	(19.0)%

The domestic and foreign components of (loss) income from continuing operations before taxes are:

	Years Ended October 31,		
	2003	2002	2001
		(in millions)	
U.S. continuing operations	$(522)	$(1,804)	$(487)
Non-U.S. continuing operations	(168)	257	(105)
	$(690)	$(1,547)	$(592)

As a result of certain employment and capital investment actions undertaken by us, income from manufacturing and other activities in certain countries is subject to reduced tax rates, or is wholly exempt from taxes, for tax years through 2010. The income tax benefits attributable to the tax status of subsidiaries in these countries were estimated to be $36 million in 2003, $33 million in 2002 and $37 million in 2001.

We have not provided for U.S. federal income and foreign withholding taxes on $1,072 million of non-U.S. subsidiaries' undistributed income as of October 31, 2003 because we intend to reinvest such income indefinitely. Where excess cash has accumulated in our non-U.S. subsidiaries and it is advantageous for tax or foreign exchange reasons, subsidiary income is remitted.

We are subject to ongoing tax examinations and assessments in various jurisdictions. The Internal Revenue Service is currently auditing our federal income tax returns for fiscal years 2000 to 2002. We believe the ultimate outcome of the tax audits will not have a material adverse impact on the company's financial position or results of operations.

5. Stock-Based Compensation

Employee stock purchase plans. Prior to February 2, 2000, virtually all of our employees were able to contribute up to ten percent of their base compensation to the quarterly purchase of Hewlett-Packard's common stock under the Hewlett-Packard Stock Purchase Plan (the "Hewlett-Packard Plan"). Under the provisions of the Hewlett-Packard Plan, employee contributions to purchase shares were partially matched with shares contributed by Hewlett-Packard. These matching shares generally vested over two years. After February 2, 2000, we implemented the Agilent Technologies, Inc. Employee Stock Purchase Plan (the "Legacy Plan") that was similar to the Hewlett-Packard Plan and allowed eligible employees to contribute up to ten percent of their base compensation to the purchase of our common stock. Under the provisions of the Legacy Plan, employee contributions were partially matched with shares contributed by us. These matching shares also generally vested over two years. On June 2, 2000, all unvested matching shares of Hewlett-Packard stock held by our employees were forfeited and replaced by our common stock of equivalent value. Compensation expense for the matching provision for both the Hewlett-Packard Plan and the Legacy Plan was measured using the fair value of shares on the date of purchase by Hewlett-Packard for the Hewlett-Packard Plan and by Agilent for the Legacy Plan and was recognized over the two-year vesting period. The remainder of the authorized shares are not expected to be issued as the Legacy Plan is no longer functioning.

Effective October 31, 2000, purchases and contributions under the Legacy Plan ceased. All unvested matching shares under the Legacy Plan maintained their original vesting terms based on the employee's continued employment. Vesting of these matching shares was completed by

October 31, 2002. Compensation expense under both plans was not material in 2003, $16 million in 2002 and $28 million in 2001. At October 31, 2003, 9,802,100 shares of our common stock had been authorized for issuance under the Legacy Plan and 3,426,716 of these shares had been issued.

Effective November 1, 2000, we adopted a new plan, the Agilent Technologies, Inc. Employee Stock Purchase Plan (the "423(b) Plan"). Under the provisions of the 423(b) Plan, eligible employees may contribute up to ten percent of their base compensation to purchase shares of our common stock at 85 percent of the lower of the fair market value at the entry date or the purchase date as defined by the 423(b) Plan. As of October 31, 2003, 38,860,247 shares of our common stock were authorized for issuance under the 423(b) Plan and 13,636,414 of these shares have been issued.

Incentive compensation plans. On September 17, 1999, we adopted the Agilent Technologies, Inc. 1999 Stock Plan (the "Stock Plan") and subsequently reserved 67,800,000 shares of our common stock for issuance under the Stock Plan. In addition, on May 31, 2000, 19,000,000 shares of our common stock were registered pursuant to converted stock options previously granted by Hewlett-Packard Company. In February 2001, our stockholders approved an additional 45,000,000 shares of our common stock for issuance under the Stock Plan. These shares were subsequently registered in May 2002. Stock options, stock appreciation rights, stock awards and cash awards may be granted under the Stock Plan. Options granted under the Stock Plan may be either "incentive stock options," as defined in section 422 of the Internal Revenue Code, or non-statutory. Options generally vest at a rate of 25 percent per year over a period of four years from the date of grant and have a maximum term of ten years. The exercise price for incentive stock options is generally not less than 100 percent of the fair market value of our common stock on the date the stock award is granted.

On March 4, 2003, our shareholders approved an amendment to the Stock Plan. The amendment permits the company to offer a one-time exchange of options issued under the Stock Plan having an exercise price greater than $25.00 for a lesser number of options to be granted at least six months and one day from the cancellation of surrendered options (the "Option Exchange Program"). On May 20, 2003, we implemented the Option Exchange Program by filing a Tender Offer Statement with the U.S. Securities and Exchange Commission, which allowed eligible employees a one-time opportunity to exchange options to purchase shares of the Company's common stock, whether vested or unvested, which were granted under our Stock Plan, with exercise prices greater than $25.00 per share. The Option Exchange Program was offered from May 20, 2003 to June 18, 2003 and options to purchase approximately 26 million shares were exchanged, with an average exercise price of $51.00. As a result, we expect to issue options representing approximately 14 million shares by the end of the first quarter of 2004. Under the provisions of APB 25 no compensation expense has been, or will be, recognized in our consolidated statement of operations for the issuance of the replacement options.

At October 31, 2003, shares registered and available for option and restricted stock grants were 75,861,602. Compensation expense for discounted options, stock appreciation rights and restricted stock is recognized based on the intrinsic value method defined by APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"). Any compensation expense is recognized ratably over the associated service period, which is generally the vesting period. The compensation expense related to discounted options, stock appreciation rights and restricted stock was $6 million in 2003, $7 million in 2002 and $8 million in 2001.

Effective June 2000, a majority of the Hewlett-Packard awards held by our employees were converted to Agilent awards of equivalent value. The conversion of Hewlett-Packard options into

Agilent options was done in such a manner that (1) the aggregate intrinsic value of the options immediately before and after the exchange was the same, (2) the ratio of the exercise price per option to the market value per option was not reduced, and (3) the vesting provisions and options period of the replacement Agilent options were the same as the original vesting terms and option period of the Hewlett-Packard options.

The following table summarizes option activity for the years ended October 31, 2003, 2002 and 2001:

	Shares	Weighted Average Exercise Price
	(in thousands)	
Outstanding as of October 31, 2000	46,134	$48
Granted	20,814	$40
Exercised	(1,114)	$20
Cancelled	(1,879)	$72
Outstanding as of October 31, 2001	63,955	$46
Granted	20,152	$25
Exercised	(1,128)	$12
Cancelled	(9,140)	$51
Outstanding as of October 31, 2002	73,839	$40
Granted	13,152	$16
Exercised	(1,768)	$12
Cancelled under Option Exchange Program	(25,882)	$51
Other Cancellations	(7,975)	$41
Outstanding as of October 31, 2003	51,366	$29

The following table summarizes options exercisable and the fair value of options granted:

	Shares	Value using Black-Scholes model
	(in thousands)	
Options exercisable as of October 31, 2001	25,196	$40
Black-Scholes value of options granted during 2001		$27
Options exercisable as of October 31, 2002	31,501	$41
Black-Scholes value of options granted during 2002		$15
Options exercisable as of October 31, 2003	26,141	$35
Black-Scholes value of options granted during 2003		$ 9

The following table summarizes information about all options outstanding at October 31, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
	(in thousands)			(in thousands)	
$ 0 - 15	3,286	5.2 years	$13	2,306	$13
$15.01 - 25	14,249	8.8 years	$17	1,679	$22
$25.01 - 30	19,161	7.2 years	$27	9,453	$28
$30.01 - 40	7,358	5.5 years	$36	6,100	$35
$40.01 - 50	4,009	5.5 years	$44	3,916	$44
$50 and over	3,303	6.6 years	$70	2,687	$71
	51,366		$29	26,141	$35

6. Discontinued Operations

On August 1, 2001, we completed the sale of our healthcare solutions business to Koninklijke Philips Electronics, N.V. ("Philips") pursuant to an Asset Purchase Agreement for a total purchase price of $1.7 billion. Philips paid initial proceeds of $1.6 billion to us on August 1, 2001, with further payments following pursuant to the terms of the Asset Purchase Agreement dated as of November 17, 2000, as amended and supplemented by the Amendment and Supplemental Agreement, dated as of August 1, 2001 (collectively, the "Asset Purchase Agreement"). The total purchase price was subject to adjustment based on the determination of the final purchased net assets and on our performance of integration services for Philips.

Our consolidated financial statements reflect our healthcare solutions business as discontinued operations in accordance with Accounting Principles Board ("APB") Opinion No. 30 "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" ("APB No. 30"). The financial position, results of operations and cash flows of our healthcare solutions business have been classified as discontinued, and prior periods have been restated, including the reallocation of general overhead charges to our three remaining business segments. We recorded an after-tax gain of $646 million in 2001 and an after-tax loss of $10 million in 2002 as a result of the sale to Philips. In 2002, adjustments were made to the gain as a result of purchase price adjustments to reflect the final purchased net assets and additional costs that were not anticipated at the time of the sale.

We signed an agreement with Philips, dated as of May 15, 2002, finalizing the purchase price adjustments from the sale. The adjustments did not result in a material adjustment to the gain on sale. Since August 1, 2001, we received all of the $100 million withheld by Philips from the total purchase price at the time of the sale plus adjustments for the final purchased net assets. For incremental fees, we provided support services to Philips after August 1, 2001 and a portion of these fees offset costs that include an element of fixed costs which are recognized in selling, general and administrative expenses in 2001 and 2002. As of October 31, 2002, we have completed our contractual obligation to provide services to Philips.

The following table shows the components of the gain on sale of discontinued operations initially recorded and the subsequent adjustments.

	Gain on sale of discontinued operations
	(in millions)
Proceeds not subject to contingency	$1,771
Book value of assets and liabilities sold	(495)
Book value of assets and liabilities written off	(98)
Net loss from operations post-measurement date	(58)
Costs of disposition	(52)
Gain on sale before taxes	1,068
Taxes	(422)
Gain from sale of discontinued operations, net of taxes for the year ended October 31, 2001	$ 646
Adjustment to gain:	
Cash received after satisfaction of contingencies, including interest	$ 20
Purchase price adjustment	(44)
Information technology and other costs	(2)
Retirement plan curtailment	10
Loss on sale before taxes	(16)
Tax benefit	6
Loss from sale of discontinued operations, net of taxes for the year ended October 31, 2002	$ (10)

The following table shows the results of operations of our healthcare solutions business in 2001. There were no results of operations in 2003 and 2002.

	Years Ended October 31, 2001(a)
	(in millions)
Net revenue	$765
Costs and expenses	747
Income from discontinued operations	18
Other income (expense), net	3
Income from discontinued operations before taxes	21
Provision for taxes	15
Net income from discontinued operations	$ 6

(a) Includes operations from November 1, 2000 to May 31, 2001, the measurement date.

7. Acquisitions and Sale of Assets

Acquisitions

On January 5, 2001, we acquired Objective Systems Integrators, Inc. ("OSI") for approximately $716 million. Of this total, $690 million was cash and the remainder represents the fair value of options granted. Using the purchase method of accounting in accordance with Accounting Principles Board ("APB") Opinion No. 16, "Business Combinations" ("APB No. 16"), the purchase price was allocated to tangible and intangible assets including goodwill. The original goodwill balance of $593 million was being amortized over three years. At the time of acquisition, OSI was a leading provider of next-generation operations-support-system software for communications service providers and has become part of our test and measurement business. The net book value of goodwill associated with this acquisition at October 31, 2002 was $234 million. In the first quarter of 2003, we implemented SFAS No. 142 and wrote-off this goodwill. See Note 12, "Goodwill and Other Intangible Assets".

In addition to the OSI acquisition, we acquired several other companies during 2002 and 2001, which were not significant to our consolidated financial position, results of operations or cash flows. These acquisitions were accounted for under the purchase method of accounting as defined in APB No. 16 or SFAS No. 141 depending on the date of acquisition. The results of operations of the acquired companies were included prospectively from the date of acquisition and the acquisition cost was allocated to the acquired tangible assets and liabilities and identifiable intangible assets based on fair values at the date of acquisition. Residual amounts were recorded as goodwill. In-process research and development write-offs have been insignificant.

Unaudited pro forma statement of operations information has not been presented because the effects of these acquisitions were not material on either an individual or an aggregated basis.

Asset Sales

Sale of Leasing Portfolio

In the fourth quarter of 2000, we entered into an asset purchase agreement with CIT Group Inc. ("CIT," formerly Tyco Capital Corporation) pursuant to which we sold them substantially all of our leasing portfolio (the "CIT Group Sale") over the course of 2000 and 2001. There was no impact on our consolidated cash flows and results of operations for the CIT Group Sale in 2003 and 2002. The impact on our consolidated cash flows and results of operations of the CIT Group Sale in 2001 is shown below.

	Year Ended October 31, 2001
	(in millions)
Net proceeds from the CIT Group Sale	$287
Product revenue	254
Cost of products	131

We also entered into a vendor financing arrangement with CIT whereby CIT will provide equipment financing and leasing services to our customers on a global basis. This agreement has been in place since the fourth quarter of 2000.

In addition to the CIT Group Sale and the sale of the healthcare solutions business, we sold assets related to portions of our businesses to third parties during 2002 and 2001. Gross proceeds from these dispositions were $31 million in 2002 and $13 million in 2001. Gains from the dispositions, included in other income (expense), net, in the consolidated statement of operations, were $15 million in 2002 and $9 million in 2001. There were no cash proceeds or gains from these dispositions in 2003.

Sale of San Jose Land

In February 2001, we sold a parcel of surplus land in San Jose, California for $287 million in cash, resulting in a pre-tax gain of approximately $269 million. In August 2001, we invested the proceeds in the leasehold of several municipal properties in southern California for a total value of $289 million. In 2002, we received $237 million in non-refundable prepaid rent related to the investment in leaseholds as described above.

8. Net (Loss) Income Per Share

The following is a reconciliation of the numerators and denominators of the basic and diluted net (loss) income per share computations for the periods presented below.

	For the Years Ended October 31,		
	2003	2002	2001
	(in millions)		
Numerator:			
Loss from continuing operations	$(1,790)	$(1,022)	$(406)
Income from discontinued operations, net of taxes	–	–	6
(Loss) gain from the sale of discontinued operations, net of taxes	–	(10)	646
(Loss) income before cumulative effect of accounting changes	(1,790)	(1,032)	246
Cumulative effect of adopting SFAS No. 133, net of taxes	–	–	(25)
Cumulative effect of adopting SAB 101, net of taxes	–	–	(47)
Cumulative effect of adopting SFAS No. 142	(268)	–	–
Net (loss) income	$(2,058)	$(1,032)	$ 174
Denominators:			
Basic and diluted weighted average shares	473	465	458

Options to purchase 51 million shares of common stock at a weighted average exercise price of $29 per share were outstanding in 2003, but were not included in the computation of diluted net loss per share because the options were antidilutive for 2003. The options, which expire no later than 2013, were still outstanding at the end of 2003. Options to purchase 74 million shares of common stock at a weighted average exercise price of $40 per share were outstanding in 2002, but were not included in the computation of diluted net loss per share because the options were antidilutive for 2002. In 2001, options to purchase 64 million shares of common stock at a weighted average exercise price of $46 per share were outstanding, but were not included in the computation of diluted net income per share because the options were antidilutive.

Our senior convertible debentures were also antidilutive during 2003 and 2002. Loss from continuing operations in both periods included approximately $34 million in interest expense associated with the senior convertible debentures. If the shares were dilutive, then this amount would be added back to loss from operations, and approximately 36 million of shares would be added to the weighted average number of shares for the purposes of calculating diluted income per share. See Note 17, "Senior Convertible Debentures and Lines of Credit."

9. Supplemental Cash Flow Information

Cash paid for income taxes was $122 million in 2003, $160 million in 2002 and $450 million in 2001. Cash paid for interest was $36 million in 2003, $36 million in 2002 and $28 million in 2001.

Non-cash transactions were primarily related to the issuance of common stock under various employee stock plans in the amount of $0 in 2003, $23 million in 2002 and $26 million in 2001, and acquisitions in the amount of $70 million in 2001. Prior to November 1, 2000, the Legacy Plan (See Note 5 "Stock-Based Compensation") included a company-matching element where the matching shares generally vested over two years. The final vesting period occurred in 2002. There will be no additional issuances of common stock related to the Legacy Plan in the future.

10. Inventory

	October 31,	
	2003	2002
	(in millions)	
Finished goods	$356	$ 377
Work in progress	85	130
Raw materials	554	677
	$995	$1,184

Inventory-related charges of $11 million, $74 million and $460 million were recorded in total cost of products in 2003, 2002 and 2001, respectively. We record excess and obsolete inventory charges for both inventory on our site as well as inventory at our contract manufacturers and suppliers where we have non-cancelable purchase commitments.

11. Property, Plant and Equipment, Net

	October 31,	
	2003	2002
	(in millions)	
Land	$ 106	$ 148
Buildings and leasehold improvements	1,838	1,625
Software	404	306
Machinery and equipment	1,923	1,994
Total property, plant and equipment	4,271	4,073
Accumulated depreciation	(2,824)	(2,494)
	$ 1,447	$ 1,579

We have sold substantially all of our portfolio of operating leases to CIT. See Note 7, "Acquisitions and Sale of Assets." Equipment under operating leases was $10 million at October 31, 2003 and $10 million at October 31, 2002 and was included in machinery and equipment.

Accumulated depreciation related to equipment under operating leases was $8 million at October 31, 2003 and $5 million at October 31, 2002.

12. Goodwill and Other Intangible Assets

The following table presents goodwill balances as of October 31, 2003 and 2002 and the movements in the year ended October 31, 2003 for each of our reportable segments are shown below:

	Test and Measurement	Automated Test	Semiconductor Products	Life Sciences and Chemical Analysis	Total
			(in millions)		
Goodwill at October 31, 2002	$ 434	$74	$85	$23	$ 616
Adoption of SFAS No. 142 goodwill impairment	(268)	–	–	–	(268)
Foreign currency translation impact	17	11	10	1	39
Goodwill arising from new acquisitions	–	–	1	–	1
Goodwill at October 31, 2003	$ 183	$85	$96	$24	$ 388

The component parts of other intangibles as of October 31, 2003 and October 31, 2002 are shown in the table below:

	Purchased Other Intangible Assets		
	Gross Carrying Amount	Accumulated Amortization	Net Book Value
		(in millions)	
As of October 31, 2003:			
Purchased technology	$122	$110	$12
Customer relationships	23	21	2
Total	$145	$131	$14
As of October 31, 2002:			
Purchased technology	$122	$ 63	$59
Customer relationships	23	13	10
Total	$145	$ 76	$69

Amortization for purchased intangible assets was $45 million in 2003, $52 million in 2002 and $41 million in 2001. Amortization expense related to purchased intangible assets is estimated to be $14 million for 2004.

During 2003, we recognized an impairment charge pursuant to SFAS No. 144 of approximately $10 million for intangible assets (representing developed technology and customer relationships) in our test and measurement business as a result of a decline in the projected cash flows. The impairment charge has been recorded in cost of sales ($8 million) and selling, general, and administrative ($2 million) in the consolidated statement of operations.

13. Guarantees

Standard Warranty

A summary of the standard warranty accrual activity for October 31, 2003 and 2002 is shown in the table below:

	For the Years Ended October 31,	
	2003	2002
	(in millions)	
Balance at October 31, 2002 and 2001	$ 72	$ 70
Accruals for warranties issued during the period	70	61
Accruals related to pre-existing warranties (including changes in estimates)	5	10
Settlements made during the period	(76)	(69)
Balance at October 31, 2003 and 2002	$ 71	$ 72

Extended Warranty

Revenue for our extended warranty contracts with terms beyond one year is deferred and recognized on a straight line basis over the contract period. Related costs are expensed as incurred. Amounts recorded for extended warranty contracts are included in deferred revenue on the consolidated balance sheet.

	For the Year Ended October 31, 2003
	(in millions)
Balance at October 31, 2002	$ 37
Recognition of revenue	(21)
Deferral of revenue for new contracts	17
Balance at October 31, 2003	$ 33

Lease Guarantees

As of October 31, 2003, we have issued credit guarantees to CIT Group Inc. with an aggregate maximum exposure of $31 million that has been fully accrued as a component of other accrued liabilities. In addition to the credit guarantees, we gave CIT Group Inc. guarantees that could require us to repurchase individual leases if, for example, the documentation we provided to support the lease was not materially accurate. In our opinion, the fair value of these additional guarantees is not material.

We have evaluated our relationship with the CIT Group Inc. and have determined that CIT is not a variable interest entity under FIN 46.

Indemnifications to Hewlett-Packard Company

We have given multiple indemnities to Hewlett-Packard Company in connection with our activities prior to our spin-off from Hewlett-Packard for the businesses that constituted Agilent prior to the spin-off. These indemnifications cover a variety of aspects of our business, including, but not limited to, employee, tax, intellectual property and environmental matters. The agreements containing these indemnifications have been previously disclosed as exhibits to our registration statement on Form S-1 filed on August 16, 1999. In our opinion, the fair value of these indemnifications is not material.

Indemnifications to Koninklijke Philips Electronics, N.V. ("Philips")

In connection with the sale of our healthcare solutions business to Philips on August 1, 2001, we indemnified Philips for various matters, including product liability issues arising within two years of the sale agreement. In our opinion, the fair value of these indemnifications is not material.

Indemnifications to Officers and Directors

Our corporate by-laws require that we indemnify our officers and directors, as well as those who act as directors and officers of other entities at our request, against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceedings arising out of their services to Agilent. In addition, we have entered into separate indemnification agreements with each director and each board-appointed officer of Agilent which provides for indemnification of these directors and officers under similar circumstances and under additional circumstances. The indemnification obligations are more fully described in the by-laws and the indemnification agreements. See Exhibits 3.2 and 10.7 of this document. We purchase standard insurance to cover claims or a portion of the claims made against our directors and officers. Since a maximum obligation is not explicitly stated in our by-laws or in our indemnification agreements and will depend on the facts and circumstances that arise out of any future claims, the overall maximum amount of the obligations cannot be reasonably estimated. Historically, we have not made payments related to these obligations, and the fair value for these obligations is zero on the consolidated balance sheet as of October 31, 2003.

Other Indemnifications

As is customary in our industry and as provided for in local law in the U.S. and other jurisdictions, many of our standard contracts provide remedies to our customers and others with whom we enter into contracts, such as defense, settlement, or payment of judgment for intellectual property claims related to the use of our products. From time to time, we indemnify customers, as well as our suppliers, contractors, lessors, lessees, companies that purchase our businesses or assets and others with whom we enter into contracts, against combinations of loss, expense, or liability arising from various triggering events related to the sale and the use of our products and services, the use of their goods and services, the use of facilities and state of our owned facilities, the state of the assets and businesses that we sell and other matters covered by such contracts, usually up to a specified maximum amount. In addition, from time to time we also provide protection to these parties against claims related to undiscovered liabilities, additional product liability or environmental obligations. In our experience, claims made under such indemnifications are rare and the associated estimated fair value of the liability is not material.

14. Restructuring and Asset Impairment

Summary

We currently have three restructuring plans – one initiated in the fourth quarter of 2001 (the "2001 Plan"), a second initiated in the fourth quarter of 2002 (the "2002 Plan"), and a third initiated in the first quarter of 2003 (the "2003 Plan") after it became clear that the actions taken in fiscal 2001 and fiscal 2002 would not be sufficient to return the company to profitability.

All of our plans were designed to reduce costs and expenses in order to return the company to profitability. As of the end of 2003, we have reduced our workforce by approximately 15,000 people (approximately 13,400 from involuntary terminations and approximately 1,600 from net attrition) to 29,000 employees.

Our plans to consolidate excess facilities resulted in charges for lease termination fees and losses anticipated from sub-lease agreements. We have exited, or plan to exit in the near future, more than 110 production, support and sales facilities in the U.S., Korea, Japan, U.K. and other countries, representing more than 4.3 million square feet, or about 22 percent of our worldwide property. As of October 31, 2003, we had vacated approximately 90 percent of this space, however we will continue to make lease payments on some of this space over the next five years. We lease most of these buildings from third parties, and the closures impacted all segments. In most cases, we are exiting administrative office buildings housing sales and administrative employees. However, a small number of production facilities were closed as a result of our plans to consolidate manufacturing into fewer sites.

Actions for all plans have been focused on segments that were impacted most severely by the market downturn – primarily our test and measurement and semiconductor products groups – but actions have also been taken to reduce the costs associated with support services such as finance, information technology, workplace services and to a lesser extent our other business segments. Cost reductions were initiated by moving manufacturing and some of our global shared services operations sites to lower cost regions, reducing the number of properties, particularly sales and administrative sites, and by reducing our workforce through involuntary terminations and selected outsourcing of manufacturing and administrative functions. Our strategy is to move towards a more variable operating cost structure.

We have executed all key actions under our 2001 Plan, although there may be changes in estimates for the consolidation of excess facilities due to changes in market conditions from those originally expected at the time the charges were recorded. Our 2002 Plan is substantially complete.

The 2001 Plan

As a result of the economic downturn we announced a plan and reduced our workforce by approximately 8,400 jobs and reduced costs across all functions, primarily manufacturing and selling, general and administrative costs, including sales and marketing. Research and development activities were terminated on some product development initiatives, none of which were individually or in total significant to our future revenues or profitability. We also took actions to reduce the number of employees at production facilities that had experienced declining demand, such as those making equipment for the long-haul wireline business. This plan was designed to reduce costs across almost all of our administrative and support services, including sales and marketing, and to focus our production activities on those products that we believed would return us to profitability, such as those in life sciences, semiconductor test and wireless telecommunications. Our plan impacted the test and measurement group and the semiconductor products group and had little direct impact on the automated test and life sciences and chemical analysis groups except as the plan related to support services reductions across all of our businesses. We reduced production capacity dramatically for communications test product lines and for product lines in networking, especially long-haul networks. We also reduced production capacity for some personal systems, general purpose and semiconductor test product lines.

The three main components of the 2001 Plan related to workforce reductions, consolidation of excess facilities and impairments of property, plant and equipment. The impairments of machinery and equipment in our production facilities that we have closed or scaled back have been recognized. We have executed all key actions under this plan, however we will continue to make lease payments over the next five years.

Asset impairment charges relate to fixed assets and were determined using estimates of the expected future cash flows generated from those assets. Impairments were recorded for machinery and equipment in production facilities that we were closing or scaling back, such as for the long-haul wireline business and for leasehold improvements in leased facilities that we planned to exit. One production facility in Kobe, Japan accounted for approximately $60 million of the $129 million of asset impairment charges in 2002. In order to determine the amount of the impairment, under the held-for-use model in accordance with SFAS No. 121, we estimated the cash flows that would result from our continued use of the building until we expect to vacate it and also estimated the sales proceeds that we expected to be able to realize. The resulting impairment was approximately 80 percent of the net book value of the facility, primarily due to the decline in the local property market.

In 2002, we also took a $53 million charge for exiting a number of leased facilities. During 2003 we recorded an additional $15 million in net charges and adjustments due primarily to reductions in our estimate of expected sublease income. Due to the length of some of the lease terms and the uncertainty of the real estate market, we expect to make periodic adjustments to the accrual balance to reflect changes in our estimates, and to reflect actual events as they occur.

The cost of the 2001 Plan through October 31, 2003 was $526 million; $154 million in 2001, $357 million in 2002 and $15 million in 2003.

A summary of restructuring activity for the 2001 Plan through October 31, 2003 is shown in the table below:

	Workforce Reduction	Consolidation of Excess Facilities	Impairment of Assets, Property, Plant and Equipment	Total
		(in millions)		
Beginning balance at July 31, 2001	$ –	$ –	$ –	$ –
Total charge	117	20	17	154
Cash payments	(65)	–	–	(65)
Ending balance at October 31, 2001	52	20	17	89
Total charge	175	53	129	357
Asset impairment	–	–	(146)	(146)
Cash payments	(210)	(10)	–	(220)
Ending balance at October 31, 2002	17	63	–	80
Total charge and adjustment (a)	–	24	(9)	15
Asset impairment	–	–	9	9
Cash payments	(17)	(25)	–	(42)
Ending balance at October 31, 2003	$ –	$ 62	$ –	$ 62

(a) Represents primarily changes in estimates relating to consolidation of excess facilities arising from a decline in real estate market conditions and an adjustment recorded within property, plant and equipment, net.

The 2002 Plan

On August 19, 2002, we announced our intention to further reduce our workforce by 2,500 to achieve a quarterly operating cost structure of approximately $1.6 billion. This plan primarily affected the manufacturing and field operations serving the wireline markets that are components of our test and measurement group as well as information technology support services.

As part of the 2002 Plan we have reduced our workforce by approximately 2,400 as of October 31, 2003. Similar to the 2001 Plan, this reduction impacted all regions, all expense categories and most of our segments particularly our test and measurement and semiconductor products segments. We continued to reduce the number of employees at production facilities that experienced declining demand, outsourced selective operations and also reduced the number of employees that provided information technology support services as we streamlined our operations with the implementation of our new information systems.

We have incurred total asset impairment charges of $39 million. Asset impairment charges of $34 million recognized in 2002 relate to machinery and equipment, primarily owned by the semiconductor products group in Singapore. The equipment had been purchased in support of communications research but as a result of our restructuring plans we have decided to sell the equipment and conduct the research using existing equipment in the U.S. Asset impairment charges of $5 million recognized in 2003 primarily related to semiconductor products machinery and equipment that will be abandoned. The equipment had been purchased to support a manufacturing facility whose operations will be moved as a result of our plans to consolidate our excess facilities. However, no material charges for the consolidation of excess facilities have yet occurred under the 2002 Plan.

The cost of the 2002 Plan through October 31, 2003 was $166 million; $117 million in 2002 and $49 million in 2003..

A summary of restructuring activity for the 2002 Plan through October 31, 2003 is shown in the table below:

	Workforce Reduction	Impairment of Assets, Property, Plant and Equipment	Total
		(in millions)	
Beginning balance at July 31, 2002	$ –	$ –	$ –
Total charge	83	34	117
Asset impairment	–	(34)	(34)
Cash payments	(15)	–	(15)
Ending balance at October 31, 2002	68	–	68
Total charge	44	5	49
Asset impairment	–	(5)	(5)
Cash payments	(98)	–	(98)
Ending balance at October 31, 2003	$ 14	$ –	$ 14

The 2003 Plan

On February 21, 2003, we announced our intention to further reduce our quarterly operational costs to a level of $1.45 billion as part of the 2003 Plan. In order to accomplish this, we announced a workforce reduction of approximately 4,000 jobs in addition to previously-announced cuts.

As part of the 2003 Plan we have reduced our workforce by approximately 4,300 as of October 31, 2003, primarily in our U.S. operations. Reductions were made across all businesses with significant reductions in our test and measurement and semiconductor products groups. We continued to reduce the number of employees at production facilities and employees that provide support services across all businesses. We have also reduced the number of research and development employees as we continue to look for opportunities to align our business with available markets.

As we execute on all of our plans, we have continued to consolidate excess facilities. We have and plan to exit administrative office buildings, research and development facilities, and move manufacturing to lower cost regions. Our plan to consolidate excess facilities resulted in increased charges of $13 million for lease termination fees and losses anticipated from sub-lease agreements primarily located in Europe.

As part of the 2003 Plan, we incurred asset impairment charges of $57 million for fixed assets primarily owned by our semiconductor products segment. Impairments were recorded for machinery, equipment and buildings used in research and development or production that are impacted by our plans to consolidate excess facilities or are no longer needed due to over capacity. During the third quarter, we closed a production facility in the U.K. and have substantially vacated the remaining buildings on that site except for a minor portion of the facility, which will be used for research and development. We are progressing as planned through our transition towards reestablishing production in Singapore and have entered into an agreement to sell the site to a third party. In accordance with SFAS No. 144, we measured the assets at their fair value based on the sales agreement less the cost to sell. We recorded an impairment of $27 million as a result of the significant decline in the U.K. property market.

As of October 31, 2003, the cost of the 2003 Plan was $308 million.

A summary of restructuring activity for the 2003 Plan through October 31, 2003 is shown in the table below:

	Workforce Reduction	Consolidation of Excess Facilities	Impairment of Assets, Property, Plant and Equipment	Total
		(in millions)		
Total charge	$ 238	$13	$ 57	$ 308
Asset impairments	–	–	(57)	(57)
Cash payments	(234)	(4)	–	(238)
Ending balance at October 31, 2003	$ 4	$ 9	$ –	$ 13

Summary information for combined plans

The restructuring accrual for all plans, which totaled $89 million as of October 31, 2003 and $148 million as of October 31, 2002 (for the 2001 and 2002 Plans only), is recorded in other accrued liabilities on the consolidated balance sheet and represents estimated future cash outlays. Lease payments are expected over the next 5 years. Other payments, primarily severance, are expected within a one-year period.

A summary of the statement of operations impact of the charges resulting from the all of the restructuring plans is shown below.

	Years Ended October 31,		
	2003	2002	2001
	(in millions)		
Cost of products and services	$111	$210	$ 79
Research and development	66	56	17
Selling, general and administrative	195	208	58
Total restructuring and asset impairment charges	$372	$474	$154

Other asset impairment charges

In July 2003, we recorded an impairment charge pursuant to SFAS No. 144 of approximately $10 million for intangible assets (representing developed technology and customer relationships) in our test and measurement business as a result of a decline in the projected cash flows. The impairment charge has been recorded in cost of sales and selling, general, and administrative in the consolidated statement of operations.

In June 2001, we recorded a $74 million asset impairment charge with respect to our decision to cancel the development of a software system for our customer support activities. We entered into an agreement with Hewlett-Packard to extend our use of their legacy customer support systems in place of the one that we were developing. In 2002, we began to develop a new Customer Relationship Management ("CRM") system independent from Hewlett-Packard.

We also incurred asset impairment charges primarily to write down investments that we hold on a cost basis to their fair value. Impairment charges related to these asset impairments were $15 million in 2003, $24 million in 2002 and $8 million in 2001. These impairment charges were recorded in cost and expenses and other income (expense), net in the consolidated statement of operations.

15. Retirement Plans and Post Retirement Benefits

General. Substantially all of our employees are covered under various defined benefit and/or defined contribution plans. Additionally, we sponsor post retirement health care benefits and a death benefit under the Agilent Survivor Protection Plan for our eligible U.S. employees.

Restructuring. Beginning in late 2001, we carried out plans to reduce our workforce by approximately 8,000 employees. In the U.S., employees affected by restructuring were offered a choice of remaining as a deferred terminated participant in the Agilent Retirement Plan (the "Retirement Plan") or taking a distribution from the Retirement Plan. In the funded status table below, amounts relating to settlements of benefit obligations due to employees affected by restructuring are treated as regular plan payments. Additionally, eligible employees (i.e., those who met eligibility requirements as of their individual termination dates) were offered the opportunity to elect to receive benefits under the Agilent Continued Group Medical or SeniorMed Programs.

Outside the U.S., subject to local statutory and other practical limitations, employees affected by restructuring were offered the choice of remaining in the applicable retirement plans or taking distributions from those plans.

In accordance with SFAS No. 88, "Employer's Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits", workforce-related events such as restructuring cause curtailment and settlement gains or losses when they have a material impact on the average future working lifetime or total number of participants in our retirement and postretirement plans. Our restructuring program has resulted in material changes to our plan demographics in the U.S. and several other countries. The curtailment and settlement gains and losses related to each event are separately identified in the tables that follow.

Spin-off from Hewlett-Packard. On or before June 2, 2000, we assumed responsibility for pension, deferred profit-sharing, 401(k) and other post retirement benefits from Hewlett-Packard for current and former employees whose last work assignment prior to the spin-off was with Agilent. These current and former employees are collectively referred to as "Agilent Employees." In the U.S., the Hewlett-Packard Company Retirement Plan and Deferred Profit-Sharing Plan Master Trust was converted to the Group Trust for the Hewlett-Packard Company Deferred Profit-Sharing Plan and Retirement Plan and the Agilent Technologies, Inc. Deferred Profit-Sharing Plan and Retirement Plan (the "Group Trust"), and a pro rata share of the assets of the Group Trust was assigned to the Agilent Deferred Profit-Sharing Plan Trust and the Agilent Retirement Plan Trust. Outside the U.S., generally, a pro rata share of the Hewlett-Packard pension assets, if any, were transferred or otherwise assigned to the Agilent entity in accordance with local law or practice. The pro rata share was in the same proportion as the projected benefit obligation for Agilent Employees was to the total projected benefit obligation of Hewlett-Packard and Agilent combined. For all periods presented, the consolidated financial statements include the trust assets, liabilities and expenses that were assigned to Agilent.

Pension and deferred profit-sharing plans. Worldwide pension costs included in loss from continuing operations were $187 million in 2003, $122 million in 2002 and $81 million in 2001.

U.S. employees who meet eligibility criteria under the Retirement Plan are provided pension benefits under the Retirement Plan. Defined benefits are generally based on an employee's highest five consecutive years' average pay during the years of employment and length of service. For eligible service through October 31, 1993, the benefit payable under the Retirement Plan is reduced by any amounts due to the eligible employee under our fixed and frozen defined contribution Deferred Profit-Sharing Plan ("DPSP"), which was closed to new participants in November 1993.

As of October 31, 2003 and 2002, the status of the Retirement Plan and DPSP for U.S. Agilent Employees follows.

	Retirement Plan		DPSP	
	2003	2002	2003	2002
	(in millions)			
Fair value of plan assets	$488	$407	$863	$952
Retirement benefit obligation	$660	$761	$863	$952

Eligible employees outside the U.S. generally receive retirement benefits under various retirement plans based upon factors such as years of service and employee compensation levels. Eligibility is generally determined in accordance with local statutory requirements.

Post retirement benefit plans. In addition to receiving pension benefits, our U.S. employees who meet retirement eligibility requirements as of their termination dates may participate in our Continued Group Medical or SeniorMed Plans. Substantially all of our current U.S. employees could become eligible for these benefits, and the existing benefit obligation relates primarily to those employees. Once participating in a medical plan, retirees may choose from managed-care and indemnity options, with their contributions dependent on the options chosen and length of service. Our U.S. retirees are also covered by a death benefit that is part of the Agilent Survivor Protection Plan. This benefit provides a fixed sum to retirees' survivors and is available to all retirees regardless of length of service or compensation.

401(k) defined contribution plan. Our U.S. eligible employees may participate in the Agilent Technologies, Inc. 401(k) Plan ("the 401(k) Plan"). Enrollment in the 401(k) Plan is automatic for employees who meet eligibility requirements unless they decline participation. Under the 401(k) Plan, we provide matching contributions to employees up to a maximum of 4 percent of an employee's annual eligible compensation. The maximum contribution to the 401(k) Plan is 20 percent of an employee's annual eligible compensation, subject to regulatory and plan limitations. Our expense included in loss from continuing operations related to the 401(k) Plan was $41 million in 2003, $48 million in 2002 and $53 million in 2001.

Components of net periodic cost. For the years ended October 31, 2003, 2002 and 2001, our net pension and post retirement benefit costs were comprised of:

	Pensions						U.S. Post Retirement Benefit Plans		
	U.S. Plans			Non-U.S. Plans					
	2003	2002	2001	2003	2002	2001	2003	2002	2001
	(in millions)								
Service cost – benefits earned during the period	$ 70	$ 83	$ 87	$ 44	$ 42	$ 44	$ 13	$ 13	$ 13
Interest cost on benefit obligation	44	46	41	46	41	42	30	27	24
Expected return on plan assets	(39)	(41)	(56)	(53)	(59)	(59)	(22)	(28)	(36)
Amortization and deferrals:									
Actuarial loss (gain)	14	10	(10)	33	13	6	1	(8)	(18)
Prior service cost	1	1	1	–	–	1	–	–	–
Net plan costs (income)	90	99	63	70	37	34	22	4	(17)
Curtailment loss (gain)	–	1	(28)	–	(1)	(4)	–	(41)	(7)
Settlement loss	–	5	1	4	7	21	–	–	–
Special termination benefits	–	–	–	1	1	–	–	–	–
Other	–	–	–	–	–	7	–	–	–
Total net plan costs (income)	$ 90	$105	$ 36	$ 75	$ 44	$ 58	$ 22	$(37)	$(24)
Distribution of net plan costs (income):									
Continuing operations	$ 90	$105	$ 59	$ 75	$ 44	$ 38	$ 22	$(27)	$(16)
Discontinued operations	–	–	(23)	–	–	20	–	(10)	(8)
Total net plan costs (income)	$ 90	$105	$ 36	$ 75	$ 44	$ 58	$ 22	$(37)	$(24)

Funded status. As of October 31, 2003 and 2002, the funded status of the defined benefit and post retirement benefit plans was:

	U.S. Defined Benefit Plans		Non-U.S. Defined Benefit Plans		U.S. Post Retirement Benefit Plans	
	2003	2002	2003	2002	2003	2002
			(in millions)			
Change in fair value of plan assets:						
Fair value – beginning of year	$ 407	$ 451	$ 657	$ 746	$ 256	$ 311
Net addition (deletion) of plans	–	–	–	6	–	–
Actual return on plan assets	89	(68)	95	(213)	49	(49)
Employer contributions	91	84	127	105	–	1
Participants' contributions	–	–	8	8	–	4
Benefits paid	(100)	(60)	(35)	(21)	(15)	(11)
Transfer from DPSP	1	–	–	–	–	–
Special termination benefits	–	–	1	1	–	–
Currency impact	–	–	83	29	–	–
Curtailment/settlement impact – restructuring	–	–	(8)	(16)	–	–
Other	–	–	–	12	–	–
Fair value – end of year	$ 488	$ 407	$ 928	$ 657	$ 290	$ 256
Change in benefit obligation:						
Benefit obligation – beginning of year	$ 761	$ 702	$ 957	$ 821	$ 437	$ 380
Net addition (deletion) of plans	–	–	–	19	–	–
Service cost	70	83	44	42	13	13
Interest cost	44	46	46	41	30	27
Participants' contributions	–	–	8	8	–	4
Plan amendment	–	–	–	3	(25)	–
Actuarial (gain) loss	(88)	19	(8)	30	122	66
Benefits paid	(100)	(60)	(35)	(21)	(14)	(11)
Transfer from DPSP	1	–	–	–	–	–
Special termination benefits	–	–	1	1	–	–
Currency impact	–	–	102	44	–	–
Curtailment/settlement impact – divestiture of Healthcare Solutions Business	–	–	–	–	–	(10)
Curtailment/settlement impact – restructuring	(28)	(29)	(20)	(31)	(24)	(32)
Benefit obligation – end of year	$ 660	$ 761	$1,095	$ 957	$ 539	$ 437
Plan assets less than benefit obligation	$(172)	$(354)	$ (167)	$(300)	$(249)	$(181)
Unrecognized net actuarial loss (gain)	34	213	425	483	120	49
Unrecognized prior service cost (benefit) related to plan changes	3	5	(5)	(5)	(23)	2
Net (accrued) prepaid costs	$(135)	$(136)	$ 253	$ 178	$(152)	$(130)
Amounts recognized in the consolidated balance sheet consist of:						
Prepaid defined benefit plan costs	$ –	$ –	$ 253	$ 187	$ –	$ –
Accrued defined benefit plan costs	(135)	(136)	(136)	(239)	–	–
Intangible assets	–	–	4	6	–	–
Additional minimum pension liability	–	–	132	224	–	–
Accrued post retirement benefits costs	–	–	–	–	(152)	(130)
Net (accrued) prepaid costs	$(135)	$(136)	$ 253	$ 178	$(152)	$(130)

Plan assets consist primarily of listed stocks and bonds. Our Retirement Plan assets are allocated approximately 80 percent to equities and approximately 20 percent to fixed income investments. Our DPSP assets are allocated approximately 60 percent to equities and approximately 40 percent to fixed income investments. Allocation between equities and fixed income investments varies by plan in countries outside the U.S., but all plans' assets are broadly diversified both domestically and overseas.

As of October 31, 2003 and October 31, 2002, all of our defined benefit plans had projected benefit obligations ("PBO") that were in excess of the fair value of the plan assets. The amounts of the obligations and assets for the plans were:

	U.S. Defined Benefit Plans October 31,		Non-U.S. Defined Benefit Plans October 31,	
	2003	2002	2003	2002
	(in millions)			
Aggregate projected benefit obligation ("PBO")	$(660)	$(761)	$(1,095)	$(957)
Aggregate accumulated benefit obligation ("ABO")	$(422)	$(438)	$ (924)	$(736)
Aggregate fair value of plan assets	$ 488	$ 407	$ 928	$ 657

An additional minimum pension liability adjustment was required for our pension plans in Germany, Japan and the United Kingdom during 2003 as the accumulated benefit obligation of $439 million for those plans exceeded the $408 million of pension plan assets for those plans as of the measurement date. The $31 million difference was increased by $105 million for net prepaid pension costs for all of the affected plans and reduced by $4 million for intangible assets in the United Kingdom's plan and one of the Japanese plans, resulting in a gross additional minimum pension liability of $132 million. Of this amount, $92 million impacted accumulated comprehensive loss in 2003, offset by $40 million applied to deferred tax assets. An additional minimum pension liability adjustment was required for our pension plans in Germany, Japan and the United Kingdom during 2002 as the accumulated benefit obligation of $529 million for those plans exceeded the $441 million of pension plan assets for those plans as of the measurement date. The $88 million difference was increased by $142 million for net prepaid pension costs for all of the affected plans and reduced by $6 million for intangible assets in the United Kingdom's plan and one of the Japanese plans, resulting in a gross additional minimum pension liability of $224 million. Of this amount, $146 million impacted accumulated comprehensive loss in 2002, offset by $78 million applied to deferred tax assets.

Assumptions. The assumptions used to determine the benefit obligations and expense for our defined benefit and postretirement benefit plans are presented in the table below. The impacts of the assumptions listed for the years 2003, 2002 and 2001 have already been recognized in our consolidated statement of operations. The assumptions for the year 2004 were used to determine the obligations presented as of October 31, 2003 in the funded status table above, and their impacts will be recognized in our consolidated statements of operations during 2004.

		Years Ended October 31,		
	2004	2003	2002	2001
U.S. defined benefit plans:				
Discount rate	6.25%	6.75%	7.0%	7.5%
Average increase in compensation levels	4.25%	5.25%	5.5%	6.0%
Expected long-term return on assets	8.75%	8.75%	9.0%	9.0%
Non-U.S. defined benefit plans:				
Discount rate	2.0-5.5%	2.25-6.0%	2.5-6.5%	3.0-6.5%
Average increase in compensation levels	2.5-4.0%	3.5-4.25%	3.5-5.5%	3.5-5.5%
Expected long-term return on assets	5.0-7.5%	5.5-7.75%	6.5-8.5%	6.1-8.5%
U.S. postretirement benefits plans:				
Discount rate	6.25%	6.75%	7.0%	7.5%
Expected long-term return on assets	8.75%	8.75%	9.0%	9.0%
Current medical cost trend rate	10.0%	9.0%	7.75%	7.75%
Ultimate medical cost trend rate	5.0%	5.5%	5.5%	5.5%
Medical cost trend rate decreases to ultimate rate in year	2009	2007	2007	2007

Assumed health care trend rates could have a significant effect on the amounts reported for health care plans. A one percentage point change in the assumed health care cost trend rates for the year ended October 31, 2004 would have the following effects:

	One Percentage Point Increase	One Percentage Point Decrease
	(in millions)	
Effect on total service and interest cost components	$ 9	$ (7)
Effect on postretirement benefit obligations	$99	$(78)

16. Other Accrued Liabilities

Other accrued liabilities and other long-term liabilities at October 31, 2003 and 2002 were as follows:

	October 31, 2003	October 31, 2002
	(in millions)	
Other accrued liabilities		
Accrued expenses	$114	$108
Restructuring	89	148
Warranty accruals	57	59
Lease guarantees	31	68
Other	20	20
Total other accrued liabilities	$311	$403
Other long-term liabilities		
Retirement plans	$285	$318
Deferred compensation	37	34
Minority interest	25	21
Other	70	72
Total other long-term liabilities	$417	$445

17. Senior Convertible Debentures and Lines of Credit

Senior convertible debentures. On November 27, 2001, we completed a private offering of $1.15 billion aggregate principal amount of three percent senior convertible debentures (the "debentures") due 2021 and generated net proceeds of $1.12 billion after deducting fees and expenses. The debentures are convertible at any time into our common stock at an initial conversion price of $32.22 per share, subject to adjustment (as defined in the related Indenture dated November 27, 2001). They are redeemable for cash at the company's option beginning at any time on or after December 6, 2004 at a price equal to 100 percent of the principal amount plus interest. Holders of the debentures have the ability to require us to repurchase the debentures, in whole or in part, on December 1 in each of 2006, 2011 and 2016. Holders also have the right to require us to repurchase all or a portion of the outstanding debentures if the company undergoes a Fundamental Change (as defined in the Indenture). The debentures bear interest at an annual rate of three percent, which is payable on June 1 and December 1 of each year beginning June 1, 2002. The interest rate will reset (as defined in the Indenture) in June 2006, June 2011 and June 2016, but in no event will it be reset below three percent or above five percent per annum. To date there have been no adjustments to the conversion price of the debentures.

Lines of credit. Effective November 1, 2002, we terminated our $250 million five-year revolving credit facility that was due to expire on November 5, 2005 and did not extend the $250 million 364-day revolving credit facility that expired on November 1, 2002. There were no balances outstanding under either facility at October 31, 2002.

18. Commitments

Operating lease commitments. We lease certain real and personal property from unrelated third parties. Future minimum lease payments under non-cancelable operating leases at October 31,

2003 were $95 million for 2004, $82 million for 2005, $64 million for 2006, $49 million for 2007, $40 million for 2008 and $89 million thereafter. Certain leases require us to pay property taxes, insurance and routine maintenance, and include escalation clauses. Rent expense was $126 million in 2003, $177 million in 2002 and $100 million in 2001.

19. Contingencies

We are involved in lawsuits, claims, investigations and proceedings, including patent, commercial and environmental matters that arise in the ordinary course of business. There are no such matters pending that we expect to be material in relation to our business, consolidated financial condition, results of operations or cash flows.

20. Segment Information

Description of segments. We are a diversified technology company that provides enabling solutions to customers in markets within the communications, electronics, life sciences and chemical analysis industries.

In 2003, we decided to separately report the automated test operating segment that was previously reported as part of our test and measurement reportable segment. Management made this decision to provide more information to our investors.

We organize our business operations into four major groups – test and measurement, automated test, semiconductor products, and life sciences and chemical analysis – each of which comprises a reportable segment. The segments were determined based primarily on how the chief operating decision maker views and evaluates our operations. Other factors, including customer base, homogeneity of products, technology and delivery channels, were also considered in determining our reportable segments.

Our four reportable segments are as follows:

- test and measurement business provides standard and customized solutions that are used in the design, development, manufacture, installation, deployment and operation of electronic equipment and systems and communications networks and services. The test and measurement business includes two operating segments that have been aggregated based on the similarity of the nature of their products and services, their production processes, their class of customers, their distribution methods and their economic characteristics;
- automated test business provides test system solutions that are used in the manufacture of semiconductor devices and printed circuit assemblies. Our test solutions enable electronics designers and manufacturers to reduce the design to production cycle, lower manufacturing cost of test, confirm the functional quality of their devices and of their manufacturing processes, and accelerate the high-volume delivery of their products;
- semiconductor products business is a leading supplier of semiconductor components, modules and assemblies for high performance communications systems. We design, develop and manufacture products for the networking and personal systems markets; and
- life sciences and chemical analysis business provides application-focused solutions that include instruments, software, consumables and services that enable customers to identify, quantify and analyze the physical and biological properties of substances and products.

Segment revenue and profit. The accounting policies used to derive reportable segment results are generally the same as those described in Note 2, "Summary of Significant Accounting Policies."

A significant portion of the segments' expenses arise from shared services and infrastructure that we have historically provided to the segments in order to realize economies of scale and to efficiently use resources. These expenses, collectively called corporate charges, include costs of centralized research and development, legal, accounting, employee benefits, real estate, insurance services, information technology services, treasury and other corporate infrastructure expenses.

In 2003, we changed the methods by which corporate charges were allocated to the segments. This change impacted the cost of goods and services, research and development and selling, general and administrative expenses and (loss) income from operations recorded by each of the segments, but did not impact our consolidated results from operations or cash flows. Information provided with respect to prior periods has been reclassified to reflect these changes. Charges are allocated to the segments and the allocations have been determined on a basis that we considered to be a reasonable reflection of the utilization of services provided to or benefits received by the segments.

The following tables reflect the results of our reportable segments under our management reporting system. These results are not necessarily a depiction that is in conformity with accounting principles generally accepted in the U.S. The performance of each segment is measured based on several metrics, including (loss) income from operations. These results are used, in part, by the chief operating decision maker in evaluating the performance of, and in allocating resources to, each of the segments.

The profitability of each of the segments is measured after excluding goodwill, other intangible amortization and restructuring and asset impairment charges.

	Test and Measurement	Automated Test	Semiconductor Products	Life Sciences and Chemical Analysis	Total Segments
			(in millions)		
Year Ended October 31, 2003:					
Total net revenue	$2,529	$ 755	$1,586	$1,186	$6,056
(Loss) income from operations	$ (315)	$ (34)	$ (59)	$ 148	$ (260)
Year Ended October 31, 2002:					
Total net revenue	$2,612	$ 706	$1,559	$1,133	$6,010
(Loss) income from operations	$ (710)	$ (70)	$ (115)	$ 140	$ (755)
Year Ended October 31, 2001:					
Total net revenue	$4,547	$ 885	$1,850	$1,114	$8,396
(Loss) income from operations	$ 52	$(128)	$ (222)	$ 92	$ (206)

The following table reconciles segment results to Agilent's total enterprise results from continuing operations before taxes:

	Years Ended October 31,		
	2003	2002	2001
	(in millions)		
Total reportable segments' (loss) income from operations	$(260)	$ (755)	$(206)
Amortization of goodwill	—	(326)	(303)
Amortization and impairment of intangibles	(55)	(52)	(41)
Restructuring and asset impairment	(372)	(474)	(154)
Capitalized software write-off	—	—	(74)
Other asset impairment	15	13	—
Retirement plans net curtailment and settlement (loss) gain	5	(19)	—
Unallocated corporate charges and other	(28)	6	—
Other income (expense), net	5	60	301
Loss from continuing operations before taxes, as reported	$(690)	$(1,547)	$(477)
Depreciation and amortization expense:			
Total reportable segments' depreciation	$ 311	$ 357	$ 380
Corporate amortization expense	51	378	354
Total depreciation and amortization expense, as reported	$ 362	$ 735	$ 734

Major customers. No customer represented 10 percent or more of our total net revenue in 2003, 2002 or 2001.

During 2003, we changed the basis by which segment assets are measured and reported to the chief operating decision maker whereby segment assets are now comprised of inventory, accounts receivable, property, plant and equipment and gross goodwill and other intangibles. Unallocated assets primarily consist of cash and cash equivalents, net deferred tax assets, accumulated amortization of goodwill and other intangibles, investment in equity-method investees and other assets. The following table reflects the updated measure of segment assets, capital expenditures and equity method investments directly managed by each segment. All amounts have been reclassified to conform to the current period presentation:

	Test and Measurement	Automated Test	Semiconductor Products	Life Sciences and Chemical Analysis	Total Segments
			(in millions)		
As of October 31, 2003:					
Assets	$2,622	$638	$1,224	$547	$5,031
Capital expenditures	$ 85	$ 23	$ 70	$ 27	$ 205
Investment in equity-method investees	$ 25	$ —	$ 75	$ —	$ 100
As of October 31, 2002:					
Assets	$2,903	$644	$1,354	$514	$5,415
Capital expenditures	$ 157	$ 38	$ 68	$ 38	$ 301
Investment in equity-method investees	$ 32	$ —	$ 73	$ —	$ 105

The following table reconciles segment assets to Agilent's total assets:

	October 31, 2003	October 31, 2002
	(in millions)	
Total reportable segments' assets	$5,031	$5,415
Cash and cash equivalents	1,607	1,844
Net deferred tax assets	37	1,097
Other	(378)	(153)
Total assets	$6,297	$8,203

Geographic Information

	United States	Japan	Rest of the World	Total
		(in millions)		
Net revenue (based on location of customer):				
Year ended October 31, 2003	$2,203	$ 657	$3,196	$6,056
Year ended October 31, 2002	$2,355	$ 597	$3,058	$6,010
Year ended October 31, 2001	$3,373	$1,083	$3,940	$8,396
Long-lived assets (all non-current assets):				
October 31, 2003	$1,033	$ 495	$ 880	$2,408
October 31, 2002	$1,250	$ 434	$1,639	$3,323
October 31, 2001	$1,796	$ 539	$ 852	$3,187

QUARTERLY SUMMARY
(Unaudited)

	Three Months Ended			
	January 31	April 30	July 31	October 31
	(in millions, except per share data)			
2003	(1)	(2)	(3)	(4)
Net revenue	$ 1,412	$ 1,467	$ 1,502	$ 1,675
Cost of products and services and other	883	961	954	964
(Loss) income from operations	(256)	(335)	(190)	56
(Loss) income from continuing operations	(112)	(146)	(1,545)	13
Cumulative effect of adopting SFAS No. 142	(257)	–	(11)	–
Net (loss) income	$ (369)	$ (146)	$ (1,556)	$ 13
Net (loss) income per share – Basic and Diluted:				
Net (loss) income from continuing operations	$ (0.24)	$ (0.31)	$ (3.25)	$ 0.03
Cumulative effect of adopting SFAS No. 142	(0.54)	–	(0.03)	–
Net (loss) income	$ (0.78)	$ (0.31)	$ (3.28)	$ 0.03
Weighted average shares used in computing net (loss) income per share:				
Basic	471	471	475	476
Diluted	471	471	475	481
Range of stock prices on NYSE	$13.19-20.30	$11.30-16.82	$15.48-22.64	$20.31-26.48
2002	(5)	(6)	(7)	(8)
Net revenue	$ 1,426	$ 1,457	$ 1,391	$ 1,736
Cost of products and services and other	920	894	897	1,164
Loss from operations	(442)	(349)	(429)	(387)
Loss from continuing operations	(317)	(247)	(223)	(235)
Gain (loss) from sale of discontinued operations, net of taxes	2	(6)	(5)	(1)
Net loss	$ (315)	$ (253)	$ (228)	$ (236)
Net loss per share – Basic and Diluted:				
Net loss from continuing operations	$ (0.68)	$ (0.54)	$ (0.48)	$ (0.51)
Loss from sale of discontinued operations, net of taxes	–	(0.01)	(0.01)	–
Net loss	$ (0.68)	$ (0.55)	$ (0.49)	$ (0.51)
Weighted average shares used in computing net loss per share:				
Basic and Diluted	463	464	466	467
Range of stock prices on NYSE	$22.06-33.30	$24.83-38.00	$16.00-31.25	$10.50-18.88

NOTES:

(1) Includes pre-tax restructuring and asset impairment charges of $42 million primarily relating to severance expenses.

(2) Includes pre-tax restructuring and asset impairment charges of $131 million primarily relating to severance expenses.

(3) Includes pre-tax restructuring and asset impairment charges of $141 million primarily relating to severance expenses and a non-cash charge to establish a tax valuation allowance of $1.4 billion.

(4) Includes pre-tax restructuring and asset impairment charges of $58 million primarily relating to severance expenses.

(5) Includes pre-tax restructuring and asset impairment charges of $105 million primarily relating to severance expenses.

(6) Includes pre-tax restructuring and asset impairment charges of $35 million primarily relating to severance expenses.

(7) Includes pre-tax restructuring and asset impairment charges of $78 million primarily relating to severance expenses.

(8) Includes pre-tax restructuring charges of $133 million primarily relating to severance expenses and pre-tax asset impairment charges of $123 million.



Marin
Oakland
San Francisco
San Francisco Bay
Oakland International Airport
South San Francisco
South San Francisco Conference Center
Hayward
San Francisco International Airport
San Mateo
Fremont
El Camino Real
Pacific Ocean
Palo Alto
Mountain View
Sunnyvale
San Jose International Airport
San Jose

DIRECTIONS TO THE SOUTH SAN FRANCISCO CONFERENCE CENTER

From the South (San Jose)

Take Highway 101 North to the South Airport Boulevard exit (which is two miles north of the San Francisco International Airport). At the first stop light, drive straight across the intersection and directly into the Holiday Inn parking lot. The South San Francisco Conference Center is on the left.

From the North (San Francisco)

Take Highway 101 South to the South Airport Boulevard exit in South San Francisco. Stay to the right and turn east under the freeway overpass. Make a right at the Hungry Hunter Restaurant, onto South Airport Boulevard. The South San Francisco Conference Center is located on the left between the Ramada Inn and the Holiday Inn.

Parking

The South San Francisco Conference Center has an agreement to share parking with both neighboring hotels – the Holiday Inn to the south and the Ramada Inn to the north. Additional parking is available diagonally across the street in the lot between the Travelodge and the Best Western Grosvenor Hotel.

Printed in U.S.A. January, 2004

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Agilent Technologies